experian®

RECEIVED

2007 FEB 20 P 1:1

15 February 2007

Experian Group Limited
Park House
North Circular Road
Dublin 7
Ireland
T: 353 1 802 3093
F: 353 1 867 8025

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE Washington, DC 20549
USA

07021191

SUPPL

Ladies and Gentlemen:

**Re: Experian Group Limited - 12g3-2(b) Exemption file number 82-5017**

Enclosed are documents and a related schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-5017, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

Yours faithfully

Charles Brown
Company Secretary

Enc.

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

**EXPERIAN GROUP LIMITED**

**SCHEDULE OF ANNOUNCEMENTS AND DOCUMENTS ISSUED 10 OCTOBER 2006 TO 10 FEBRUARY 2007**

**Exemption file number 82-5017**

| LONDON STOCK EXCHANGE ANNOUNCEMENTS AND OTHER PUBLIC FILINGS AND DISCLOSURES | | |
|---|---|---|
| 09/10/2006 | | Setting of Offer Price |
| 13/10/2006 | | Director/PDMR Shareholding |
| 16/10/2006 | | Director/PDMR Shareholding |
| 16/10/2006 | | Disclosure of Interest in Shares |
| 02/11/2006 | | Further re Interim Results |
| 13/11/2006 | | Noteholder Resolution |
| 21/11/2006 | | Interim Results |
| 23/11/2006 | | Noteholder Resolution |
| 01/12/2006 | | Holding(s) in Company |
| 04/12/2006 | | Availability of Interim Report |
| 04/12/2006 | | Interim Report –Six Months ended 30 September 2006 |
| 05/12/2006 | | New Non-Executive Directors |
| 08/12/2006 | | Director Declaration |
| 14/12/2006 | | Name Change of Subsidiary |
| 18/12/2006 | | Holding(s) in Company |
| 22/12/2006 | | Total Voting Rights |
| 09/01/2007 | | Director Declaration |
| 09/01/2007 | | Holding(s) in Company |
| 10/01/2007 | | Trading Update |
| 12/01/2007 | | Further re. Dividend |
| 19/01/2007 | | Total Voting Rights |

| LONDON STOCK EXCHANGE ANNOUNCEMENTS AND OTHER PUBLIC FILINGS AND DISCLOSURES | | |
|---|---|---|
| 25/01/2007 | | Experian Finance Plc Bondholders Notice |
| 25/01/2007 | | Experian Finance Plc Noteholders 2007 |
| 25/01/2007 | | Experian Finance Plc Noteholders 2013 |
| 29/01/2007 | | Director/PDMR Shareholding |
| 30/01/2007 | | Holding(s) in Company |
| 31/01/2007 | | Total Voting Rights |
| 01/02/2007 | | Holding(s) in Company |
| 02/02/2007 | | Acquisition of Economic Research Services |
| 02/02/2007 | | Holding(s) in Company |
| 06/02/2007 | | Holding(s) in Company |
| 12/02/2007 | | Annual Return |

# Disclaimer



## DISCLAIMER - IMPORTANT

The following includes information regarding the demergers of Home Retail Group and Experian from GUS.

This material is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities.

No shares are being registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities is being made in the United States.

We regret that for regulatory reasons you will not be able to access this information if you are located in the United States, Australia, Canada, Japan, or any other jurisdiction where it is unlawful to access this information.

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experian

**RNS**
**REG-Experian Group Ltd Setting of Offer Price**

Released: 09/10/2006

RNS Number:1357K
Experian Group Limited
09 October 2006

7 October 2006

Not for distribution, directly or indirectly, in or into the United States, Canada, Australia and Japan

This announcement is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in the prospectus, a copy of which is available from Experian Group Limited's registered office.

Experian Group Limited

Result of the Global Offer of £800 million of Experian shares -

Offer Price set at 560 pence per ordinary share

Experian Group Limited (Experian), the global information solutions company, is pleased to announce that its Global Offer has been completed successfully at a price of 560 pence per share (the Offer Price).

Don Robert, Chief Executive Officer of Experian, said:

"We are delighted with the offer price for Experian's shares, valuing the company at £5.7 billion. The success of the offer reflects Experian's global leadership position and its excellent growth potential. We look forward with confidence to the future as an independent company."

Details of Global Offer

The Global Offer comprised a pre-emptive offer of new shares to existing GUS plc shareholders (excluding certain overseas shareholders) on a pro rata basis (the Existing Shareholder Offer) and a non pre-emptive offer to institutional and certain other investors (the New Investor Offer).

GUS shareholders applied for a total of £275 million under the Existing Shareholder Offer. Under the terms of the Global Offer, entitlements not taken up under the Existing Shareholder Offer were added to the New Investor Offer. As a consequence, the New Investor Offer was £525 million and the Global Offer

raised a total of £800 million before the payment of commissions, fees and expenses of approximately £20 million. A shareholder holding 1,000 GUS shares, who applied for their full existing shareholder offer entitlement, would receive 123 shares at the offer price.

The shares being issued in the Global Offer represent approximately 14% of Experian's issued ordinary share capital following the Global Offer.

The total number of new Experian shares to be issued under the Global Offer is approximately 143 million. Following the demerger from GUS and the Global Offer Experian will have a total of approximately 1,020 million ordinary shares in issue, of which 15 million will be held in an ESOP trust.

Application has been made for, and the Global Offer is conditional upon, inter alia, admission of the Global Offer shares to listing on the Official List of the Financial Services Authority and to trading on the London Stock Exchange's market for listed securities (together Admission) becoming effective by 8.00 a.m. on 11 October 2006 (or such later time or date as the Global Co-ordinators and Experian may agree). Subject to these conditions being satisfied, the Global Offer shares will be issued credited as fully paid and will rank pari passu in all respects with Experian's other ordinary shares.

Conditional dealings in the Ordinary Shares are expected to commence at 8.00 a.m. on 9 October 2006.

It is expected that Admission will become effective and dealings in the Global Offer shares, together with shares received by shareholders from the demerger (together the Ordinary Shares), will commence no later than 8.00 a.m. on 11 October 2006.

Enquiries

Experian

| | | |
|---|---|---|
| Don Robert | Chief Executive Officer | 020 7495 0070 |
| Paul Brooks | Chief Financial Officer | |
| Fay Dodds | Director of Investor Relations | |

Finsbury

| | |
|---|---|
| Rollo Head | 020 7251 3801 |
| James Wyatt-Tilby | |

This press release has been prepared by and is the sole responsibility of Experian.

Defined terms in this announcement have, unless the context otherwise requires, the same meaning given to them in the Prospectus.

Merrill Lynch International and UBS Investment Bank are acting as joint global co-ordinators, joint bookrunners and joint sponsors to Experian and for no one else in connection with the Global Offer and Admission and will not be responsible to anyone other than Experian for providing the protections afforded

to respective clients of Merrill Lynch International or UBS Investment Bank nor for providing advice in relation to the Global Offer or Admission, or the contents of this announcement.

JPMorgan Cazenove is acting as the Joint Lead Manager for Experian and for no one else in connection with the Global Offer and Admission and will not be responsible to anyone other than GUS and Experian for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice in relation to the Global Offer or Admission, or the contents of this announcement.

In connection with the Global Offer, Merrill Lynch International as stabilising manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, effect transactions with a view to supporting the market price of the Experian shares at a level higher than that which might otherwise prevail in the open market. Merrill Lynch is not required to enter into such transactions and such transactions may be effected on any stock market, over the counter market or otherwise. Such stabilising measures, if commenced, may be discontinued at any time and may only be undertaken during the period from 7 October 2006 up to and including 6 November 2006. Except as required by law or regulation, neither the stabilising manager nor any of its agents intends to disclose the extent of any stabilising transactions under the Global Offer.

This announcement is not an offer to sell or the solicitation of an offer to buy or subscribe for securities in the United States, Canada, Japan or Australia or any other jurisdiction in which such offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the Offer Shares or any other Experian securities.

None of the securities mentioned herein are being registered, and there is no intention to register the securities under the US Securities Act of 1933 as amended. The securities mentioned herein may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended, and the rules and regulations thereunder. No public offering of securities is being made in the United States.

This document does not constitute an offer of securities to the public in the United Kingdom. This announcement is directed only at (i) persons who have professional experience in matters relating to investments and who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) persons falling within Article 49(2) (a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order or to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons") or in circumstances in which section 21 of the FSMA does not apply to the Company. Any person who is not a relevant person must not act or rely on this communication or any of its contents. In the United Kingdom, any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Certain statements made are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements.

Information in this announcement or any of the documents relating to the Global Offer can not be relied upon as a guide to future performance.



END

STRMRBPTMMIMMAF

experian

**RNS**
**REG-Experian Group Ltd Director/PDMR Shareholding**

Released: 13/10/2006

RNS Number:4686K
Experian Group Limited
13 October 2006

EXPERIAN GROUP LIMITED
(THE "COMPANY")

DIRECTORS' SHAREHOLDINGS



Further to the demerger becoming effective, the delisting of GUS plc and the Admission of the Company's Ordinary Shares on 11 October 2006, the table below sets out the initial interests of the directors of the Company in its Ordinary Shares of 10 US cents each (the "Ordinary Shares").

| Name of director | Number of Ordinary Shares beneficially held(1) | Number of deferred shares awarded(2) | Total |
|---|---|---|---|
| John Peace | 684,126 | - | 684,126 |
| Don Robert | 10,348 | 230,101 | 240,449 |
| Paul Brooks | 22,842 | 90,111 | 112,953 |
| Sir Alan Rudge | 13,585 | - | 13,585 |
| David Tyler | 590,069 | - | 590,069 |

Page 1 of 2

Notes:

(1) The number of Ordinary Shares for John Peace and David Tyler includes invested shares awarded to them under the GUS Co-Investment Plan in lieu of annual bonus.

(2) The number of Ordinary Shares for Don Robert and Paul Brooks reflects deferred GUS shares awarded to them under the GUS North America Co-Investment Plan in lieu of annual bonus. Don Robert and Paul Brooks have an unconditional right to receive an equivalent number of Ordinary Shares at the end of the relevant three year deferral period. Prior to receipt they do not have dividend or voting rights in respect of such Ordinary Shares.

A further announcement in respect of rollover grants and awards under new plans to directors and persons discharging managerial responsibility will be made shortly.

END
RDSILFIRIELVLIR

experian

**RNS**
**REG-Experian Group Ltd Director/PDMR Shareholding**

Released: 16/10/2006

RNS Number:5486K
Experian Group Limited
16 October 2006

EXPERIAN GROUP LIMITED

("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDINGS

The Company announces the following changes in interests in its Ordinary Shares of 10 US cents each (the "Ordinary Shares") of directors and persons discharging managerial responsibility of which notification has been received today. Notification of these changes is made pursuant to DR 3.1.4R(1)(a).

1. Rollover grants to directors and persons discharging managerial responsibility

In connection with the Demerger, equivalent options and awards have been granted over Ordinary Shares in consideration of the surrender of options and awards granted under the GUS Employee Share Plans, as set out below.

a) Grant of rollover options - GUS Co-Investment Plans

Awards granted under the GUS Co-Investment Plans in 2006 have been automatically exchanged for equivalent awards over Ordinary Shares. The exchange took effect on 11 October 2006. As a consequence, the following awards are now held.

i) Awards held by directors under the Co-Investment Plan

| Name of director | Number of Invested Ordinary Shares | Number of Ordinary Shares under rolled-over Matching Share Option (nil-cost) | Vesting date |
|---|---|---|---|
| | | | |
| John Peace | 22,124 | 59,640 | June 2009 |
| | | | |
| David Tyler | 13,742 | 37,043 | June 2009 |

ii) Awards held by directors under the North America Co-Investment Plan

| Name of director | Number of Deferred Ordinary Shares | Number of Deferred Matching Ordinary Shares | Vesting date |
|---|---|---|---|
| | | | |
| Don Robert | 121,689 | 243,378 | June 2009 |
| | | | |
| Paul Brooks | 55,215 | 110,432 | June 2009 |

iii) Awards held by a person discharging managerial responsibility under the Co-Investment Plan

| Name of person discharging managerial responsibility | Number of Invested Ordinary Shares | Number of Ordinary Shares under rolled-over Matching Share Option (nil-cost) | Vesting date |
|---|---|---|---|
| | | | |
| John Saunders | 28,762 | 173,257 | June 2009 |

iv) Awards held by a person discharging managerial responsibility under the North America Co-Investment Plan

| Name of person discharging managerial responsibility | Number of Deferred Ordinary Shares | Number of Deferred Matching Ordinary Shares | Vesting date |
|---|---|---|---|
| | | | |
| Chris Callero | 131,612 | 263,223 | June 2009 |

b) Grant of rollover awards - GUS Performance Share Plan

Awards granted under the GUS Performance Share Plan in 2005 and 2006 have been automatically exchanged for equivalent awards over Ordinary Shares. The exchange took effect on 11 October 2006, as a result of which the following awards are now held.

i) Awards held by directors

| Name of director | Number of Ordinary Shares under rolled-over Award | Vesting date |
|---|---|---|
| | | |
| John Peace (Note 1) | 166,625 | 31/05/08 |

| | | | |
|---|---|---|---|
| | | 167,912 | 02/06/09 |
| Total | | 334,537 | |
| | | | |
| Don Robert | | 132,091 | 31/05/08 |
| | | 133,184 | 02/06/09 |
| Total | | 265,275 | |
| | | | |
| Paul Brooks | | 29,683 | 31/05/08 |
| | | 27,440 | 02/06/09 |
| Total | | 57,123 | |
| | | | |
| David Tyler | | 103,494 | 31/05/08 |
| | | 104,585 | 02/06/09 |
| Total | | 208,079 | |

Note:

1) John Peace will cease to be employed by GUS plc on 31 March 2007. Rolled-over Awards will vest on 31 May 2008 and 2 June 2009 respectively subject to the satisfaction of the performance conditions and will then be time pro-rated.

ii) Awards held by persons discharging managerial responsibility

| Name of person discharging managerial responsibility | Number of Ordinary Shares under rolled-over Award | Vesting date |
|---|---|---|
| | | |
| Chris Callero | 35,714 | 31/05/08 |
| | 38,419 | 02/06/09 |
| Total | 74,133 | |
| | | |
| John Saunders | 46,572 | 31/05/08 |
| | 46,534 | 02/06/09 |
| Total | 93,106 | |

c) Grant of rollover options - GUS Approved Executive Share Option Scheme

Participants were given the opportunity to exchange options under the GUS Approved Executive Share Option Scheme for equivalent options over Ordinary Shares. The exchange took effect on 10 October 2006, as a result of which the following options are now held.

i) Options held by directors

| Name of director | Period during or date on which exercisable | Number of Ordinary Shares under rolled-over Option | Exercise price |
|---|---|---|---|
| | | | |
| John Peace | 10/10/06 - 18/06/13 | 7,600 | £3.947 |
| | | | |
| Paul Brooks | 01/06/07 - 31/05/14 | 6,344 | £4.729 |
| | | | |
| David Tyler | 10/10/06 - 18/06/13 | 7,600 | £3.947 |

d) Grant of rollover options - GUS Non-Approved Executive Share Option Scheme

Options granted under the GUS Non-Approved Executive Share Option Scheme in 2005 and 2006 have been automatically exchanged for equivalent options over Ordinary Shares. Participants were also given the opportunity to exchange other options under this scheme for equivalent options over Ordinary Shares. The exchange took effect on 11 October 2006, as a result of which the following options are now held.

i) Options held by directors

| Name of director | Period during or date on which exercisable | Number of Ordinary Shares under rolled-over Option | Exercise price |
|---|---|---|---|
| | | | |
| John Peace | 11/10/06 -10/06/11 | 348,032 | £3.448 |
| | 11/10/06 - 05/06/12 | 176,882 | £3.675 |
| | 11/10/06 - 18/06/13 | 176,251 | £3.801 |
| | 01/06/07 - 31/05/14 | 166,894 | £4.554 |
| | 31/05/08 - 30/05/15 | 166,625 | £4.831 |
| | 02/06/09 - 01/06/16 | 167,912 | £5.211 |
| Total | | 1,202,596 | |
| | | | |
| Don Robert | 31/05/08 - 30/05/15 | 132,091 | £4.831 |

| | | | |
|---|---|---|---|
| | 02/06/09 - 01/06/16 | 133,184 | £5.211 |
| Total | | 265,275 | |
| | | | |
| Paul Brooks | 02/12/06 - 01/12/13 | 7,851 | £4.260 |
| | 01/06/07 - 31/05/14 | 50,671 | £4.554 |
| | 31/05/08 - 30/05/15 | 59,368 | £4.831 |
| | 02/06/09 - 01/06/16 | 54,883 | £5.211 |
| Total | | 172,773 | |
| | | | |
| David Tyler | 11/10/06 - 05/06/12 | 103,407 | £3.675 |
| | 11/10/06 - 18/06/13 | 102,595 | £3.801 |
| | 01/06/07 - 31/05/14 | 103,212 | £4.554 |
| | 31/05/08 - 30/05/15 | 103,494 | £4.831 |
| | 02/06/09 - 01/06/16 | 104,585 | £5.211 |
| Total | | 517,293 | |

ii) Options held by a person discharging managerial responsibility

| Name of person discharging managerial responsibility | Period during or date on which exercisable | Number of Ordinary Shares under rolled-over Option | Exercise price |
|---|---|---|---|
| | | | |
| John Saunders | 01/06/07 - 31/05/14 | 79,055 | £4.554 |
| | 31/05/08 - 30/05/15 | 93,145 | £4.831 |
| | 02/06/09 - 01/06/16 | 93,070 | £5.211 |
| Total | | 265,270 | |

e) Grant of rollover options - GUS North America Stock Option Plan

Unvested options granted under the GUS North America Stock Option Plan in 2005 have been automatically exchanged for equivalent options over Ordinary Shares. Options that were granted under the GUS North America Stock Option Plan in 2006 have been automatically exchanged for equivalent options over Ordinary Shares. Participants were also given the opportunity to exchange other options under this scheme for equivalent options over Ordinary Shares. The exchange took effect on 11 October 2006, as a result of which the following options are now

held.

i) Options held by directors

| Name of director | Period during or date on which exercisable | Number of Ordinary Shares under rolled-over Option | Exercise price |
|---|---|---|---|
| | | | |
| Don Robert | 11/10/06 - 31/05/10 | 239,699 | £4.554 |
| | | | |
| Paul Brooks | 11/10/06 - 01/12/09 | 49,852 | £4.260 |

ii) Options held by a person discharging managerial responsibility

| Name of person discharging managerial responsibility | Period during or date on which exercisable | Number of Ordinary Shares under rolled-over Option | Exercise price |
|---|---|---|---|
| | | | |
| Chris Callero | 11/10/06 - 31/05/10 | 120,150 | £4.554 |
| | 11/10/06 - 30/05/11 | 142,862 | £4.831 |
| | 02/06/07 - 01/06/12 | 153,675 | £5.211 |
| Total | | 416,687 | |

f) Grant of rollover options - GUS Sharesave Plans

Participants were given the opportunity to exchange unvested options under these schemes for equivalent options over Ordinary Shares. The exchange took effect on 10 October 2006, as a result of which the following options are now held.

i) Options held by directors

| Name of director | Period during or date on which exercisable | Number of Ordinary Shares under rolled-over Option | Exercise price |
|---|---|---|---|
| | | | |
| Paul Brooks | 01/09/07 - 29/02/08 | 2,488 | £3.7865 |

2. Awards under new plans to directors and persons discharging managerial responsibility

These awards were made for nil consideration.

a) Awards under The Experian Reinvestment Plan, The Experian Special Reinvestment Plan and The Experian North America Reinvestment Plan - 11 October 2006

i) Awards held by directors

| Name of director | Number of Invested Ordinary Shares (1) | Ordinary Shares in Reinvested Award | Ordinary Shares in Matching Award (2) |
|---|---|---|---|
| | | | |
| John Peace | 148,106 | 604,412 | 757,747 |

Notes:

1) On 11 October 2006, John Peace re-invested the sale proceeds of those invested shares which were exchanged for shares in Home Retail Group plc by way of a purchase of 61,817 Ordinary Shares on the London Stock Exchange at a price of £5.764502 per Ordinary Share.

2) The vesting of this award will be time based.

| Name of director | Number of Deferred Ordinary Shares | Number of Deferred Matching Ordinary Shares (1) |
|---|---|---|
| | | |
| | | |
| Don Robert | 861,604 | 1,723,208 |
| | | |
| Paul Brooks | 314,738 | 629,476 |

Note:

1) The first 50% of this award will vest subject to a performance condition; the remaining 50% of the award will be time-based.

ii) Awards held by persons discharging managerial responsibility

| Name of person discharging managerial responsibility | Number of invested Ordinary Shares (1) | Ordinary Shares in Reinvested Award | Ordinary Shares in Matching Award (2) |
|---|---|---|---|
| | | | |

| | | | |
|---|---|---|---|
| John Saunders | 69,991 | 285,634 | 716,194 |

Notes:

1) On 11 October 2006, John Saunders re-invested the sale proceeds of those invested shares which were exchanged for shares in Home Retail Group plc by way of a purchase of 29,213 Ordinary Shares on the London Stock Exchange at a price of £5.764502 per Ordinary Share.

2) The first 50% of this award will vest subject to a performance condition; the remaining 50% of the award will be time-based.

| Name of person discharging managerial responsibility | Number of Deferred Ordinary Shares | Number of Deferred Matching Ordinary Shares (1) |
|---|---|---|
| | | |
| Chris Callero | 514,151 | 1,028,302 |

Note:

1) The first 50% of this award will vest subject to a performance condition; the remaining 50% of the award will be time-based.

b) Awards under The Experian Performance Share Plan - 11 October 2006

The awards are subject to performance conditions and vest in October 2011.

i) Awards made to directors

| Name of director | Number of Ordinary Shares under Award |
|---|---|
| | |
| Don Robert | 246,698 |
| | |
| Paul Brooks | 132,837 |
| | |

ii) Awards made to persons discharging managerial responsibility

| Name of person discharging managerial responsibility | Number of Ordinary Shares under Award |
|---|---|
| | |

| | |
|---|---|
| Chris Callero | 142,325 |
| | |
| John Saunders | 173,214 |

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSILFFDIELRLIR

experian

**RNS**
**REG-Experian Group Ltd Disclosure of shares**

Released: 16/10/2006

RNS Number:5396K
Experian Group Limited
16 October 2006

16 October 2006

DISCLOSURE OF INTEREST IN SHARES UNDER SECTION 198

Experian Group Limited (the "Company") received a notification from Legal & General Investment Management Limited ("LGIML") on 13 October 2006 advising that LGIML holds 46,377,276 ordinary shares in the Company (representing 4.54% of the issued ordinary share capital of the Company).

The notification was issued pursuant to Sections 198 to 202 of the Companies Act 1985 was dated 12 October 2006.



END
HOLGUGMPUUPQGQQ

experian

**RNS**
**REG-Experian Group Ltd Further re Interim Results**

**Released: 02/11/2006**

RNS Number:4269L
Experian Group Limited
02 November 2006

2 November 2006

Experian Group Limited

Further re Interim Results

Experian Group Limited (Experian), the global information solutions company, will announce its Interim Results for the six months to 30 September 2006 on 21 November 2006.

For information purposes, Experian is today publishing sales and EBIT before central activities by geography and by principal activity for the six-month periods to 30 September 2005 and to 31 March 2006.

Following the demerger and Global Offer completed earlier in October, Experian has a total of approximately 1,021 million ordinary shares in issue. The number of Experian shares to be used for the purposes of calculating basic earnings per share on a pro forma basis is approximately 1,010 million.

Experian will update investors on current trading at its Third Quarter Trading Update on 10 January 2007.

Enquiries

Experian

Paul Brooks
Chief Financial Officer 020 7495 0070

Fay Dodds
Director of Investor Relations

Finsbury

Rollo Head 020 7251 3801
James Wyatt-Tilby

This announcement is available on the Experian website, www.experiangroup.com

Sales and EBIT by half year for the 12 months to 31 March 2006

| Sales<br>$m | Six months to 30 September 2005 | Six months to 31 March 2006 | 12 months to 31 March 2006 |
|---|---|---|---|
| Sales by geography | | | |
| Americas | | | |
| - Credit Services | 379 | 387 | 766 |
| - Decision Analytics | 30 | 33 | 63 |
| - Marketing Solutions | 171 | 184 | 355 |
| - Interactive | 233 | 314 | 547 |
| Total Americas - continuing activities | 813 | 918 | 1,731 |
| - Discontinuing activities* | 43 | 30 | 73 |
| Total Americas | 856 | 948 | 1,804 |
| | | | |
| UK & Ireland | | | |
| - Credit Services | 122 | 123 | 245 |
| - Decision Analytics | 95 | 90 | 185 |
| - Marketing Solutions | 105 | 131 | 236 |
| - Interactive | 4 | 7 | 11 |
| Total UK & Ireland - continuing activities | 326 | 351 | 677 |
| - Discontinuing activities* | 41 | 40 | 81 |
| Total UK & Ireland | 367 | 391 | 758 |
| | | | |
| EMEA/Asia Pacific | | | |
| - Credit Services | 200 | 210 | 410 |
| - Decision Analytics | 33 | 43 | 76 |
| - Marketing Solutions | 16 | 20 | 36 |
| - Interactive | - | - | - |
| Total EMEA/Asia Pacific - continuing activities | 249 | 273 | 522 |
| - Discontinuing activities* | - | - | - |

| | | | |
|---|---|---|---|
| Total EMEA/Asia Pacific | 249 | 273 | 522 |
| | | | |
| Total Experian - continuing activities | 1,388 | 1,542 | 2,930 |
| | | | |
| Total discontinuing activities * | 84 | 70 | 154 |
| | | | |
| Total Experian | 1,472 | 1,612 | 3,084 |
| | | | |
| Sales by principal activity | | | |
| Credit Services | 701 | 719 | 1,420 |
| Decision Analytics | 158 | 167 | 325 |
| Marketing Solutions | 292 | 335 | 627 |
| Interactive | 237 | 321 | 558 |
| Total - continuing activities | 1,388 | 1,542 | 2,930 |
| Discontinuing activities* | 84 | 70 | 154 |
| Total Experian | 1,472 | 1,612 | 3,084 |
| | | | |

| EBIT before central activities $m | Six months to 30 September 2005 | Six months to 31 March 2006 | 12 months to 31 March 2006 |
|---|---|---|---|
| EBIT by geography | | | |
| The Americas - direct business | 188 | 216 | 404 |
| FARES | 41 | 28 | 69 |
| Total Americas | 229 | 244 | 473 |
| UK & Ireland | 90 | 89 | 179 |
| EMEA/Asia Pacific | 29 | 35 | 64 |
| Total continuing EBIT before central activities | 348 | 368 | 716 |
| Discontinuing activities | 22 | 20 | 42 |
| Total Experian | 370 | 388 | 758 |

| | | | |
|---|---|---|---|
| EBIT by principal activity | | | |
| Credit Services - direct business | 182 | 189 | 371 |
| FARES | 41 | 28 | 69 |
| Total Credit Services | 223 | 217 | 440 |
| Decision Analytics | 52 | 50 | 102 |
| Marketing Solutions | 22 | 35 | 57 |
| Interactive | 51 | 66 | 117 |
| Total continuing EBIT before central activities | 348 | 368 | 716 |
| Discontinuing activities | 22 | 20 | 42 |
| Total Experian | 370 | 388 | 758 |
| | | | |

Certain financial data has been rounded in the table above. As a result of this rounding, the totals of data presented in this table may vary slightly from the actual arithmetic totals of such data.

*In the year ended 31 March 2006, sales from discontinuing activities of $154m include MetaReward ($70m) and UK account processing ($79m). In the year ended 31 March 2006, EBIT before central activities from discontinuing activities of $42m includes MetaReward ($5m) and UK account processing ($36m).

Both of these businesses have been classified as discontinuing activities from 1 April 2006, but were included within continuing activities in the three years ended 31 March 2006 in the Experian prospectus dated 14 September 2006.

## Definitions and reconciliations

### EBIT

EBIT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the Demerger related equity incentive plans, exceptional items, net financing costs, financing fair value remeasurements and taxation, and includes Experian's share of pre-tax profits of associates.

### Discontinuing activities

Experian defines discontinuing activities as businesses sold, closed or identified for closure during a financial year. These are treated as discontinuing activities for both revenue and EBIT purposes. Prior periods, where shown, are restated to exclude the results of discontinuing activities. This financial measure differs from the definition of discontinued operations set out in IFRS 5 (Non-current assets held for sale and discontinued operations). Under IFRS 5, a discontinued operation is: (i) a separate major

line of business or geographical area of operations; (ii) part of a single plan to dispose of a major line of business or geographical area of operations; or (iii) a subsidiary acquired exclusively with a view to resale.

Reconciliation to previously reported results

The following reconciliations have been prepared to reconcile the above analysis to the data reported by GUS plc, the parent company of Experian prior to the demerger as part of its interim results as issued on 17 November 2005, and the full year results as issued on 24 May 2006.

| As reported above | Six months to 30 September 2005 | Six months to 31 March 2006 | 12 months to 31 March 2006 |
|---|---|---|---|
| | $m | $m | $m |
| EBIT before central activities | 370 | 388 | 758 |
| Central activities | (16) | (15) | (31) |
| Total Experian EBIT | 354 | 373 | 727 |

| As previously reported | Six months to 30 September 2005 | | 12 months to 31 March 2006 |
|---|---|---|---|
| | £m | | £m |
| Experian EBIT as previously reported | 200 | | 417 |
| GUS central activities | (13) | | (20) |
| Home Retail Group allocation | 7 | | 10 |
| Total Experian EBIT (GBP) | 194 | | 407 |
| | | | |
| | $m | | $m |
| Average USD / GBP rate | 1.82 | | 1.79 |
| Total Experian EBIT (USD) | 354 | | 727 |



END
FURIIFFALFLFIIR

experian

**RNS**
**REG-Experian Group Ltd Noteholder Resolution**

Released: 13/11/2006

RNS Number:0102M
Experian Group Limited
13 November 2006

13 November 2006

Experian

GUS plc £350,000,000 5.625% Notes due 2013
Noteholder Resolution

Experian the global information solutions business, announces that, following discussions with certain holders of the GUS 2013 notes, it has today published the form of an Extraordinary Resolution for consideration by noteholders.

In summary, the Extraordinary Resolution provides that:

(a) it is agreed that the recent demerger of Home Retail Group plc shall not be deemed to be an event of default under the notes;

(b) if there is a change of control that is accompanied by a downgrade in the notes' rating to non-investment grade, noteholders may either put their notes at par, or continue holding them and receive a 2% step-up in the coupon; and

(c) upon the passing of the Extraordinary Resolution, the Issuer will pay noteholders a fee of 0.75% of the nominal amount of notes.

The Trust Deed provides that an Extraordinary Resolution may be passed by written resolution of over 90% of bondholders by value (i.e. without the need for convening a formal meeting of noteholders). GUS has received confirmation from Cadwalader Wickersham & Taft (which is acting as legal adviser to an ad-hoc committee of noteholders co-ordinated by Cairn Capital and another hedge fund) that holders of 76% of the outstanding principal amount of the notes have undertaken to vote in favour of the Extraordinary Resolution. Accordingly, the form of the Extraordinary Resolution will shortly be sent by the clearing systems to all noteholders, who will be invited to vote by return through the clearing systems. If the 90% threshold is not achieved by 24 November 2006, GUS will proceed to convene a meeting of noteholders, at which a 75% majority of those voting will be sufficient to pass the Extraordinary Resolution.

Paul Brooks, Chief Financial Officer of Experian said "We believe that this resolution, if adopted, will represent a satisfactory outcome for all parties".

Noteholders are advised to refer to the notice of the written resolution for the full terms and conditions of the Extraordinary Resolution. Noteholders may obtain copies of the resolution from the Principal Paying Agent,

HSBC Bank plc, Corporate Trust & Loan Agency, Level 24, 8 Canada Square, London E14 5HQ

The Notice will also be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries

Experian

Peter Blythe Director of Corporate Finance 020 7495 0070

Cairn Capital

Deniz Akgul 020 7259 4805

Cadwalader

Richard Nevins Partner 020 7170 8624

James Douglas Partner 020 7170 8646

Allen & Overy LLP (legal adviser to HSBC Trustee)

Morgan Krone Partner 020 7330 2410

Finsbury

Rollo Head 020 7251 3801



END
MSCEAXFDFFNKFFE

experian

**RNS**
**REG-Experian Group Ltd Interim Results - Part 1**

Released: 21/11/2006

RNS Number:3994M
Experian Group Limited
21 November 2006

21 November 2006

Experian Group Limited

Interim results for the six months

ended 30 September 2006

Highlights for Experian

- Demerger and Â£800m equity issue successfully completed in October 2006

- Strong first half performance
  - solid organic growth in all three regions
  - EBIT margin increased in all four principal activities
  - further contract wins by product, business and region
  - acquisitions on track

- Sales from continuing activities up 17% at constant exchange rates to $1.6bn, with 7% organic growth (total sales $1.7bn, up 14%)

- EBIT from continuing activities up 16% at constant exchange rates to $388m, giving 21.9% margin excluding FARES (up 90bp)

- PBT of $202m

- Pro forma net debt of $1.6bn after net proceeds of equity issue

- Interim dividend of 5.5 cents per share

John Peace, Chairman of Experian, said:

"We are delighted that the demerger and equity issue were successfully completed in October. Experian operates in many growth markets, has a global leadership position and a clear strategy to capitalise on the opportunities available to it around the world."

Commenting on the performance of Experian, Don Robert, Chief Executive Officer, said:

"Experian made good strategic and operational progress in the first half of the year, executing well against our plans. Looking forward, while we face specific challenges in some of our markets, we are on track for the full year and remain confident in our ability to deliver sustainable growth for our shareholders."

Overview of structure of financial information

On 10 October 2006, the separation of Experian Group Limited (Experian) and Hom Retail Group was completed by way of demerger. As part of the demerger, Experia Group Limited became the ultimate holding company of GUS plc and related subsidiaries and shares in GUS plc ceased to be listed on the London Stock Exchange on 6 October 2006. Experian Group Limited was incorporated and registered on 30 June 2006 under the Jersey Companies Law as a public company limited by shares. Trading in shares in Experian on the London Stock Exchange's market for listed securities commenced on 11 October 2006.

As a result of the demerger, there are two sets of financial information presented in this interim results announcement. The commentary on the following pages relates to Part One.

Part One: Unaudited financial information for Experian

In order to demonstrate the historical results of Experian, unaudited financial information for Experian is set out in Part One. This has been prepared on a basis consistent with the Experian information included in its prospectus dated 14 September 2006. As previously indicated, this information is presented in US dollars.

This extracted financial information may not be representative of future results. The historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating expenses, tax charges and dividends may be significantly different from those that resulted from Experian being wholly owned by GUS plc.

Part Two: Unaudited financial information for GUS plc

To comply with listing requirements, consolidated financial information in respect of GUS plc and its subsidiaries, including Experian and Home Retail Group, is set out in Part Two. This financial information is reported in sterling as that was the reporting currency of GUS plc throughout the period presented.

The financial information included in Part Two in respect of the year ended 31 March 2006 will form the basis of the comparative information for inclusion in the first Annual Report of Experian Group Limited which will be published in June 2007. For the purpose of that document, the information will be re-presented in US dollars.

See Appendix 2 for definition of non-GAAP measures used throughout this announcement and Appendix 3 for reconciliation of sales and EBIT by geography

Enquiries

Experian

Don Robert
Chief Executive Officer 020 7495 0070

Paul Brooks
Chief Financial Officer

Fay Dodds
Director of Investor Relations

Finsbury

Rollo Head 020 7251 3801
James Wyatt-Tilby

There will be a presentation today at 10.30am to analysts and investors at the King Edward Hall, Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ. The presentation can be viewed live on the Experian website at www.experiangroup.com and can also be accessed live via a dial-in facility on 44 (0)20 8322 2180. The supporting slides and an indexed replay will also be available on the website later in the day.

There will be a conference call to discuss the results at 3.00pm today with a recording available later on the website. All relevant Experian announcements are also available on www.experiangroup.com.

Experian will issue its Third Quarter Trading Update on 10 January 2007. Its Preliminary Results for the year to 31 March 2007 will be announced on 23 May 2007.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

CHIEF EXECUTIVE'S REVIEW

Successfully completed demerger and Â£800m equity issue

On 11 October 2006, trading started in shares in Experian on the London Stock Exchange, following the demerger from GUS plc. At the same time, Experian raised Â£800m of new equity from existing and new shareholders, allowing it to start life as an independent company with sufficient flexibility to fund future growth opportunities.

Good strategic and operational progress in the first half

Experian has a clear strategy to capitalise on the growth opportunities available to it. We aim to drive organic growth (through deeper client relationships, geographic and vertical expansion and product innovation); accelerate this organic growth through complementary acquisitions; and deliver operational leverage to maintain or improve margins.

We executed well against our plans in the first half:

- each of our three regions (Americas, UK and Ireland and EMEA/Asia Pacific) has delivered organic growth in the range of 6-8%, despite some challenging market conditions;

- EBIT margin has increased in each of our four principal activities (Credit Services, Decision Analytics, Marketing Solutions and Interactive);

- we have won a number of major new contracts with existing clients, including Bank of America, BSkyB and EDF;

- we have strengthened our position outside the US and UK, with client wins in several countries including Japan, Taiwan, China and Russia;

- we have seen further growth outside the traditional financial services sector, especially in telecommunications and government, as well as in our Interactive division, which connects consumers to clients over the Internet

- we have introduced new products in response to clients' needs, including the VantageScore in the US, insolvency scorecards in the UK and Fusion from ClarityBlue; and

- acquisitions continue to perform well. As previously disclosed, the acquisitions made in the three years to March 2005 together delivered double-digit post-tax returns in the year to March 2006. Our more recent acquisitions are together trading to plan and are on track to meet our investment hurdle rates of a post-tax double-digit return on investment over time.

Continued investment in business

As well as further investment through the income statement in people, products and infrastructure, we have continued to invest through capital expenditure and acquisition. Capital expenditure in the first half was $118m, with about $250 - $270m expected for the full year. Of this, about $20m relates to an accelerated technology spend on data centre consolidation in the US. Acquisition spend in the first half was $80m. Experian has acquired credit bureaux in both Canada and Estonia (the latter in October 2006), as well as Eiger Systems, a bank account validation software company which complements the address validation activities of QAS.

Interim dividend of 5.5 cents announced

The Board of Experian has confirmed that its dividend policy is to have a cover (based on Benchmark EPS) of at least three times on an annual basis. Consistent

with this, the Board has announced an interim dividend of 5.5 cents per share.
PART ONE: UNAUDITED FINANCIAL INFORMATION FOR EXPERIAN

The following analysis refers to the unaudited financial information for the Experian group of companies. This extracted financial information may not be representative of future results. The historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating expenses, tax charges and dividends may be significantly different from those that resulted from Experian being wholly owned by GUS plc.

Sales from continuing activities up 17% at constant exchange rates to $1.6bn, 7% organic growth. Total sales $1.7bn

EBIT from continuing activities up 16% at constant exchange rates to $388m, reflecting margin expansion in all four principal activities partly offset by the anticipated decline in FARES

Benchmark PBT of $391m, distorted by the pre-demerger central costs and capital structure and impacted by discontinuing activities. Profit before taxation of $202m

Effective tax rate of 23.0% based on Benchmark PBT, in line with our expectations for the full year

| | Sales | | Profit | |
|---|---|---|---|---|
| Six months to 30 September | 2006 | 2005 | 2006 | 2005 |
| | $m | $m | $m | $m |
| Americas | 965 | 813 | 270 | 229 |
| UK and Ireland | 401 | 326 | 110 | 90 |
| EMEA/Asia Pacific | 271 | 249 | 29 | 29 |
| Sub-total | 1,637 | 1,388 | 409 | 348 |
| Central activities | - | - | (21) | (16) |
| Continuing activities | 1,637 | 1,388 | 388 | 332 |
| Discontinuing activities1 | 37 | 84 | 8 | 22 |
| Total | 1,674 | 1,472 | 396 | 354 |
| Net interest | | | (5) | 9 |
| Benchmark PBT | | | 391 | 363 |
| | | | | |
| Amortisation of acquisition intangibles | | | (37) | (24) |
| Exceptional items | | | (138) | - |

| | | |
|---|---|---|
| Financing fair value remeasurements | (12) | 4 |
| Tax expense of associates | (2) | - |
| Profit before taxation | 202 | 343 |
| Taxation | (50) | (81) |
| Profit attributable to equity shareholders | 152 | 262 |
| Benchmark EPS (cents) | 35.1 | 33.0 |
| Basic EPS (cents) | 17.8 | 30.8 |
| Weighted average number of ordinary shares | 855.9m | 848.4m |

1 Discontinuing activities include MetaReward and UK account processing

See Appendix 1 for analysis of sales and EBIT by principal activity

See Appendix 2 for definition of non-GAAP measures

EXPERIAN AMERICAS

Sales from continuing activities up 19%; 8% organic

EBIT from continuing activities up 27% excluding FARES; up 17% including the anticipated decline in FARES

EBIT margin excluding FARES up 180 basis points

Robust performance from Credit Services given strong comparatives and challenging market

Organic sales growth of over 20% in Decision Analytics and Interactive

| Six months to 30 September | 2006 $m | 2005 $m | Growth | Organic growth |
|---|---|---|---|---|
| Sales - direct business | | | | |
| - Credit Services | 395 | 379 | 4% | - |
| - Decision Analytics | 38 | 30 | 26% | 26% |
| - Marketing Solutions | 173 | 171 | 1% | (2%) |
| - Interactive | 359 | 233 | 54% | 24% |
| Total - continuing activities | 965 | 813 | 19% | 8% |

| | | | | | |
|---|---|---|---|---|---|
| Discontinuing activities1 | 3 | 43 | na | |
| Total Americas | 968 | 856 | 13% | |
| | | | | |
| EBIT | | | | |
| - Direct business | 240 | 188 | 27% | |
| - FARES | 30 | 41 | (27%) | |
| Total - continuing activities | 270 | 229 | 17% | |
| Discontinuing activities1 | (7) | 5 | na | |
| Total Americas | 263 | 234 | 12% | |
| | | | | |
| EBIT margin2 | 24.9% | 23.1% | | |

1 Discontinuing activities include MetaReward
2 EBIT margin is for continuing direct business only and excludes FARES

Operational review

Experian Americas had another strong half year, despite some challenging market: and strong comparatives. Management focused on delivering operating leverage to drive profit growth.

Credit Services

Includes consumer credit and business information bureaux, Baker Hill (commercial lending software) and automotive services

Sales in Credit Services were up 4% in total in the first half (flat year-on-year on an organic basis), a robust performance considering the exceptionally favourable market conditions in the first half of last year, resulting in tough comparatives (H1 2005: +18%).

The impact of higher US interest rates coupled with the economic slowdown, driven by softness in the housing market, continues to affect demand for new credit from US consumers. A slowdown in sales growth of products relating to credit origination was offset by double-digit growth in portfolio management and collections products and continued strength in business credit. Baker Hill, which was acquired in August 2005, continued to deliver strong double-digit growth with further client wins including Fifth Third Bancorp and Bank of Oklahoma. VantageScore, the new credit score jointly developed by the three US credit bureaux, continues to win acceptance by clients. To date, about 400 clients have bought this score to test its effectiveness in predicting risk.

In September 2006, Experian acquired the Northern Credit Bureaus consumer database in Canada. This will enable Experian, over time, to meet clients' demands for data, building on its established Decision Analytics business in

this market.

Decision Analytics

Includes credit analytics, decision support software and fraud solutions

The performance of Decision Analytics in the first half was exceptionally strong, with sales up 26%, as the business continued to take share in the US. This reflects improved execution in sales and delivery and the strength of our product suite. During the first half, Experian further expanded its relationship with Bank of America to include many Experian analytical tools and software solutions. These provide a common platform across all the bank's credit products, embedding Experian in Bank of America's lending processes. The first half benefited from one-off development work associated with this contract. There was also good growth from recent initiatives with US credit card processors, where Experian's account management software (ProbeSM) is now used to process one quarter of all credit card accounts in the US. Good progress was also made in fraud solutions, with three of the top five US retail banks now committed to using Precise ID, our new fraud detection system.

Marketing Solutions

Includes data and data management (consumer data, list processing and data integrity, database management and analytics), digital services (Cheetahmail) and research services (Simmons and Vente)

Total sales in Marketing Solutions increased by 1% in the first half, with a slight decline (-2%) on an organic basis. As anticipated, there was a low double-digit decline in the traditional activities of consumer data, list processing and database management as clients continued to move from direct mail to other channels. These traditional activities accounted for well over half of Marketing Solutions sales in the first half. Sales in Digital Services and Research Services together delivered organic growth in excess of 20%, driven by growth in their markets, new clients and new products. Building on Experian's established position in the US, QAS is gaining traction (as evidenced by several new client wins) and ClarityBlue is seeing some early success.

Interactive

Includes Consumer Direct (online credit reports, scores and monitoring services and lead generation businesses: LowerMyBills (mortgages), PriceGrabber (comparison shopping), Affiliate Fuel and ClassesUSA (online education)

Sales in Interactive grew by 54% in the first half, contributing 37% of total Americas sales from continuing activities. Organic growth was 24%, with the balance of 30% from acquisitions (mainly PriceGrabber). Interactive continued to benefit from consumers' increasing use of the Internet for information and purchase decisions.

Consumer Direct continued its very strong performance as the clear leader in its market. During the first half, it increased marketing spend, especially in broadcast, which fuelled growth in the number of members. It also improved retention rates by an increased focus on customer service. LowerMyBills, which was acquired in May 2005, saw a moderation in the rate of sales growth in the first half, held back by contraction at a major client (Ameriquest) and a more subdued mortgage market. However, EBIT grew strongly in the period as LowerMyBills focused on more profitable marketing spend and used Experian data

and analytics to improve the quality of leads it generates for lenders. It also continues to increase the number of clients it works for. PriceGrabber, which was acquired in December 2005, delivered excellent growth in the first half, due to an increase in revenue from all traffic sources (co-brands, free or organic search and paid search) and is well positioned to benefit from the expected growth in online Christmas shopping.

The focus of Interactive over the last six months has been to share expertise in order to buy and deploy advertising expenditure more effectively and convert more visitors to leads. It is developing increasingly sophisticated tools, often using Experian data and analytics, to optimise both the level and type of spend on customer acquisition - an increasingly important skill as the cost of Internet advertising continues to increase.

Financial review

Sales from continuing activities were $965m, up 19% compared to the same period last year, with organic growth of 8%. Acquisitions, primarily in the Interactive segment, contributed 11% to sales growth in the first half, with a low single-digit contribution expected for the second half.

EBIT from direct businesses was $240m (2005: $188m), an increase of 27% in the period, giving an EBIT margin of 24.9% (2005: 23.1%). The margin improvement was broadly based across all segments, while Credit Services also benefited from the impact of last year's affiliate credit bureau acquisitions.

EBIT from FARES, the 20%-owned real estate information associate, declined, as anticipated, in the period to $30m, compared to $41m last year. This was primarily due to the decline in US mortgage originations and the residual impact of last year's corporate restructuring at FARES. The impact of falling sales on FARES' EBIT was partly offset by further cost cutting and off-shoring of back office functions, as well as initiatives to exit unprofitable client relationships. These factors are expected to provide some support to profit in the second half (H2 2005: $28m).

EXPERIAN UK AND IRELAND

Sales from continuing activities up 22%; 8% organic

EBIT from continuing activities up 19%

EBIT margin at 27.4%, slightly impacted by first time contribution from lower margin ClarityBlue acquisition

Credit Services showed solid organic sales growth despite a challenging UK consumer credit environment; Decision Analytics sales up 8%

Interactive sales more than trebled

| Six months to 30 September | 2006 | 2005 | Growth3 | Organic |
|---|---|---|---|---|

| | | | | |
|---|---|---|---|---|
| | | | | growth3 |
| | $m | $m | | |
| Sales | | | | |
| - Credit Services | 128 | 122 | 4% | 4% |
| - Decision Analytics | 105 | 95 | 9% | 8% |
| - Marketing Solutions | 154 | 105 | 46% | 3% |
| - Interactive | 14 | 4 | 234% | 234% |
| Total - continuing activities | 401 | 326 | 22% | 8% |
| Discontinuing activities1 | 34 | 41 | na | |
| Total UK and Ireland | 435 | 367 | 17% | |
| | | | | |
| EBIT - continuing activities | 110 | 90 | 19% | |
| Discontinuing activities1 | 15 | 17 | na | |
| Total UK and Ireland | 125 | 107 | 14% | |
| | | | | |
| EBIT margin2 | 27.4% | 27.6% | | |

1 Discontinuing activities include UK account processing
2 EBIT margin for continuing activities only
3 Growth at constant FX rates

Operational review

Experian UK and Ireland performed well in the first half, despite a difficult consumer credit environment. This illustrates the strength of Experian's diversified portfolio by sector and product in this region.

Credit Services

Includes consumer credit and business information bureaux and automotive and insurance services

The consumer credit environment in the UK remained challenging during the first half, with a further fall in the level of gross unsecured lending to consumers, a substantial increase in bad debt write-offs as reported by financial services companies and a sharp rise in personal insolvencies. Against this background, sales in Credit Services increased by 4%. As expected, financial services clients transferred some of their spending from customer acquisition to cross-selling to existing customers, and to portfolio and risk management. There was also strong growth in the first half outside financial services, with market share gains in the telecommunications sector as an example.

Decision Analytics

Includes credit analytics, decision support software and fraud solutions

Decision Analytics is more developed in the UK than in any other region, as it has grown over the years alongside Credit Services. In the first half, sales increased by 8% on an organic basis. Experian continues to sell new products to existing clients - a good example is Vodafone UK which is now buying optimisation tools. There was good take-up by clients of Experian's Consumer Indebtedness Index, which assesses a borrower's total debt levels and predicts the likelihood of repayment. There was also particularly strong growth from fraud solutions, especially in authentication services sold to the public sector and from the latest generation of the Hunter application fraud detection product. Product innovation continued with, for example, the launch of insolvency scorecards, which help lenders predict the likelihood of existing customers becoming insolvent.

Marketing Solutions

Includes data and data management (consumer data, data integrity (QAS and Eiger Systems), database management (including ClarityBlue) and analytics), digital services (Cheetahmail) and business strategies (including Mosaic consumer segmentation, economic forecasting and Footfall)

Total sales in Marketing Solutions were up 46%, with organic growth of 3%. Organic growth continues to be impacted by weakness in the UK direct mail market, although there was good growth in areas such as Cheetahmail and selling Mosaic into the public sector.

The contribution from acquisitions was 43%, mainly ClarityBlue, a leading UK provider of bespoke database marketing solutions, which was acquired in January 2006. There is strong momentum in ClarityBlue as it sells deeper into existing clients such as BSkyB, wins new clients and launches new products, including Fusion. This product combines ClarityBlue's database technology with Experian's marketing data to enable mid-tier clients to lower the cost of customer acquisition.

There was also a contribution from the smaller acquisitions of Footfall (customer counting and retail information), Catalist (petrol station location planning) and Eiger Systems, which was acquired in June 2006. Eiger Systems is a market-leading provider of bank account validation and payment processing software, which complements QAS. It has demonstrated good growth in the UK with potential for international expansion.

Interactive

Comprises CreditExpert (online credit reports, scores and monitoring services sold direct to consumers)

CreditExpert performed very well in the first half of the year, with sales more than trebling in the period, albeit from a small base. The main driver has been growth in the number of members - almost two million credit reports have been delivered to CreditExpert customers since the beginning of the financial year. CreditExpert in the UK has also continued to benefit from working closely with the US. For example, it now has exclusive distribution arrangements with the five major portals in the UK - relationships which have strengthened its market

leading positions in both the US and the UK.

Financial review

Total sales from continuing activities were $401m, up 22% at constant exchange rates compared to the same period last year. Organic growth was 8%. The contribution to sales growth from acquisitions in the first half was 14%, with a broadly similar contribution expected in the second half.

EBIT from continuing activities was $110m, an increase of 19% at constant exchange rates over the same period last year. The EBIT margin was 27.4% (2005: 27.6%), with the slight decline reflecting the first time inclusion of ClarityBlue, which has margins below the average for Experian UK and Ireland. Elsewhere, the margin expansion was broadly based in each of Credit Services, Decision Analytics and Interactive, mainly reflecting the operating leverage from organic sales growth.

EXPERIAN EMEA/ASIA PACIFIC

Sales up 7%; 6% organic

EBIT unchanged at $29m, reflecting higher investment in Asia Pacific and phasing of French restructuring costs

Excellent sales growth from Decision Analytics, especially in Southern and Eastern Europe and Asia Pacific

| Six months to 30 September | 2006 $m | 2005 $m | Growth1 | Organic growth1 |
|---|---|---|---|---|
| Sales | | | | |
| - Credit Services | 208 | 200 | 2% | 2% |
| - Decision Analytics | 44 | 33 | 32% | 27% |
| - Marketing Solutions | 19 | 16 | 14% | 3% |
| Total | 271 | 249 | 7% | 6% |
| | | | | |
| EBIT | 29 | 29 | - | |
| | | | | |
| EBIT margin | 10.7% | 11.6% | | |

1 Growth at constant FX rates

Operational review

Experian EMEA/Asia Pacific had another solid half year, reflecting the balance in its business between the high growth areas of Southern and Eastern Europe and Asia Pacific and the more mature markets such as France.

Credit Services

Includes consumer credit bureaux in ten countries, business information bureaux in four countries and transaction processing mainly in France

Credit Services sales grew by 2% at constant exchange rates in the first half of the year.

Sales in transaction processing, which account for about two thirds of Credit Services revenues in EMEA/Asia Pacific, were marginally ahead of last year. Cheque processing remains a mature market but Experian continues to consolidate its processing centres to reduce costs, renew existing contracts and win new business - now working for all top six French banks for the first time. Elsewhere, Experian is seeing growth in its business process outsourcing activities, with recent contract wins and renewals in the transport, utilities and healthcare sectors, which will underpin future growth. For example, Experian has recently signed a four year, multi-million euro contract with EDF to support its growth with business customers as the French utilities market deregulates.

There was double-digit growth from consumer credit services in Southern and Eastern Europe and South Africa. The acquisition of the Estonian business and consumer credit bureaux in October 2006, although small, will enhance the service offered to Experian's Northern European clients, many of whom are active in Estonia.

Decision Analytics

Includes credit analytics, decision support software and fraud solutions sold in over 60 countries around the world

In the first half of the year, sales from Decision Analytics showed excellent growth of 32%, 27% on an organic basis, with a 5% contribution from acquisitions. There was particular strength in Southern and Eastern Europe, continued penetration in Asia (driven by contract wins in the financial services sector in Japan and Taiwan and its first small contract win in China) and strong growth in Russia. Decision Analytics continues to be used as the key way of entering and establishing a presence in new high growth geographies, before rolling out the full range of Experian credit and marketing services as appropriate.

Marketing Solutions

Includes business strategies, data integrity (QAS) and other marketing services around the world

Sales in total increased by 14% in the period, with organic growth of 3%. There was an 11% contribution from acquisitions, principally in Business Strategies (Footfall).

Financial review

Total sales were $271m, up 7% at constant exchange rates compared to the same period last year. Organic growth was 6%.

EBIT was $29m, unchanged at constant exchange rates from a year ago, giving an EBIT margin of 10.7% (2005: 11.6%). The margin decline in the first half was attributable to restructuring costs of $3m relating to the further consolidation of French cheque processing centres - a similar charge was incurred in the second half of last year. Excluding these costs, margins increased slightly in the first half, whilst funding further investment in Asia Pacific in people and infrastructure.

More to follow, for following part double-click [nRN1U3994M]

**RNS**
**REG-Experian Group Ltd Interim Results - Part 2**

Released: 21/11/2006

RNS Number:3994M
Experian Group Ltd
Part 2 : For preceding part double-click [nRNSU3994M]

OTHER ITEMS

Central activities

Following the demerger, the costs of Experian's central activities are expected to be about $50m in a full financial year - split broadly equally between the first and second halves of the year.

In the six months to 30 September 2006, the reported costs of central activities were $21m (2005: $16m), including an allocation of head office costs from GUS plc.

Net interest

At 30 September 2006, Experian had net debt of $3,036m. On a pro forma basis, adjusting for net proceeds from the equity issue in October 2006 of $1,447m, Experian would have had net debt of $1,589m. The pro forma net interest expense for the second half of this financial year based on this level of pro forma net debt is expected to be $35-40m, including the estimated six-month credit to interest of about $8m relating to the excess of the expected return on pension assets over the interest on pension liabilities.

In the six months to 30 September 2006, the reported net interest expense was $5m (2005: $9m income), reflecting the pre-demerger capital structure of Experian under GUS plc.

Amortisation of acquisition intangibles

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. In the six months to 30 September 2006, the charge for amortisation of acquisition intangibles was $37m (2005: $24m).

Exceptional items

+--------------------------------------+------------+------------+

| Six months to 30 September | 2006 | 2005 |
|---|---|---|
| | $m | $m |
| Demerger-related costs | 110 | - |
| UK account processing closure costs | 28 | - |
| Total | 138 | - |

Costs relating to GUS' demerger of Experian and Home Retail Group comprise mainly legal and professional fees in respect of the transaction, costs in respect of the cessation of the corporate functions of GUS plc and the charge incurred on the early vesting of share awards.

Other exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs have been charged against EBIT in the segments in which they are incurred. In April 2006, Experian announced the phased withdrawal from large scale credit card and loan account processing in the UK. As previously disclosed, the costs of withdrawal of approximately $28m have been charged in the six months to 30 September 2006.

Financing fair value remeasurements

An element of Experian's derivatives is ineligible for hedge accounting. Gains or losses on such elements arising from market movements are charged or credited to the income statement. In the six months to 30 September 2006, this amounted to a charge of $12m (2005: $4m credit).

Taxation

In the six months to 30 September 2006, the effective rate of tax on Benchmark PBT, defined as the total tax expense adjusted for the tax impact of non-Benchmark items divided by Benchmark PBT of $391m, was 23.0%. Experian expects the effective rate of tax on Benchmark PBT to be about 23% for the current financial year.

Earnings per share

Following the demerger and equity issue completed earlier in October, Experian now has approximately 1,021m ordinary shares in issue. The number of shares to be used for the purposes of calculating basic earnings per share will be 1,010m.

In the six months to 30 September, Benchmark EPS was 35.1 cents and basic EPS was 17.8 cents. This was calculated on a weighted average number of shares of 855.9m, reflecting the GUS capital structure during that period.

Foreign exchange

The Â£/$ exchange rate moved from an average of $1.82 in the six months to September 2005 to $1.84 in 2006. The e/$ exchange rate moved from an average of e1.24 in the six months to September 2005 to e1.27 in 2006. This increased reported sales by $19m in the first half and EBIT by $4m.

The closing Â£/$ exchange rate at 30 September 2006 was $1.87 (2005: $1.76), and the e/$ exchange rate at 30 September 2006 was e1.27 (2005: e1.20).

APPENDIX

1. Sales and EBIT by principal activity

| Six months to 30 September | 2006 $m | 2005 $m | Total growth4 | Organic growth4 |
|---|---|---|---|---|
| Sales | | | | |
| - Credit Services | 731 | 701 | 4% | 2% |
| - Decision Analytics | 187 | 158 | 17% | 16% |
| - Marketing Solutions | 346 | 292 | 18% | - |
| - Interactive | 373 | 237 | 57% | 27% |
| Total - continuing activities | 1,637 | 1,388 | 17% | 7% |
| Discontinuing activities1 | 37 | 84 | na | |
| Total | 1,674 | 1,472 | 13% | |
| | | | | |
| EBIT | | | | |
| - Credit Services - direct business | 198 | 182 | 8% | |
| - FARES | 30 | 41 | (27%) | |
| - Total Credit Services | 228 | 223 | 2% | |
| - Decision Analytics | 69 | 52 | 31% | |
| - Marketing Solutions | 30 | 22 | 29% | |
| - Interactive | 82 | 51 | 59% | |
| - Central activities | (21) | (16) | na | |
| Total - continuing activities | 388 | 332 | 16% | |
| Discontinuing activities1 | 8 | 22 | na | |
| Total | 396 | 354 | 11% | |
| | | | | |

| | | | | |
|---|---|---|---|---|
| EBIT margin2 | | | | |
| - Credit Services - direct business | 27.1% | 26.0% | | |
| - Decision Analytics | 36.9% | 32.9% | | |
| - Marketing Solutions | 8.7% | 7.5% | | |
| - Interactive | 22.0% | 21.5% | | |
| Total EBIT margin3 | 21.9% | 21.0% | | |

1 Discontinuing activities include MetaReward and UK account processing
2 EBIT margin is for continuing direct business only and excludes FARES
3 Total EBIT margin for continuing direct business only and after central activities
4 Growth at constant FX rates

2. Use of non-GAAP financial information

Experian has identified certain measures that it believes will assist understanding of the performance of the business. This approach is largely comparable with that previously used by GUS plc, but as the measures are not defined under IFRS they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management have included them as these are considered to be important comparables and key measures used within the business for assessing performance.

The following are the key non-GAAP measures identified by Experian:

Benchmark profit before tax (Benchmark PBT): Benchmark PBT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, financing fair value remeasurements and taxation. It includes Experian's share of pre-tax profits of associates.

Earnings before interest and tax (EBIT): EBIT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, net financing costs, financing fair value remeasurements and taxation. It includes Experian's share of pre-tax profits of associates.

Exceptional items: The separate reporting of non-recurring items gives an indication of Experian's underlying performance. Exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs have been charged against EBIT in the segments in which they are incurred.

Discontinuing activities: Experian defines discontinuing activities as businesses sold, closed or identified for closure during a financial year. These are treated as discontinuing activities for both sales and EBIT purposes. Prior periods, where shown, are restated to exclude the results on discontinuing activities. This financial measure differs from the definition of discontinued

operations set out in IFRS 5 (Non-current assets held for sale and discontinued operations). Under IFRS 5, a discontinued operation is: (i) a separate major line of business or geographical area of operations; (ii) part of a single plan to dispose of a major line of business or geographical area of operations; or (iii) a subsidiary acquired exclusively with a view to resale.

Continuing activities: Businesses trading at 30 September 2006 that have not been disclosed as discontinuing activities are treated as continuing activities.

Organic growth: This is the year-on-year change in continuing activities sales, at constant exchange rates, excluding acquisitions (other than affiliate credit bureaux) until the first anniversary date of consolidation.

Direct business: Direct business refers to Experian's business exclusive of financial results of FARES.

Roundings

Certain financial data has been rounded within this announcement. As a result of this rounding, the totals of data presented may vary slightly from the actual arithmetic totals of such data.

3. Reconciliation of sales and EBIT by geography

| Six months to 30 September | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | Continuing activities | Dis-continuing activities | Total | Continuing activities | Dis-continuing activities | Total |
| | $m | $m | $m | $m | $m | $m |
| Sales | | | | | | |
| Americas | 965 | 3 | 968 | 813 | 43 | 856 |
| UK and Ireland | 401 | 34 | 435 | 326 | 41 | 367 |
| EMEA/Asia Pacific | 271 | - | 271 | 249 | - | 249 |
| Total sales | 1,637 | 37 | 1,674 | 1,388 | 84 | 1,472 |
| | | | | | | |
| EBIT | | | | | | |
| Americas - direct | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| business | 240 | (7) | 233 | 188 | 5 | 193 |
| FARES | 30 | | 30 | 41 | | 41 |
| Total Americas | 270 | (7) | 263 | 229 | 5 | 234 |
| UK and Ireland | 110 | 15 | 125 | 90 | 17 | 107 |
| EMEA/Asia Pacific | 29 | | 29 | 29 | | 29 |
| Central activities | (21) | | (21) | (16) | | (16) |
| Total EBIT | 388 | 8 | 396 | 332 | 22 | 354 |
| Net interest | | | (5) | | | 9 |
| Benchmark PBT | | | 391 | | | 363 |
| Amortisation of acquisition intangibles | | | (37) | | | (24) |
| Exceptional items | | | (138) | | | - |
| Financing fair value remeasurements | | | (12) | | | 4 |
| Tax expense of associates | | | (2) | | | - |
| Profit before tax | | | 202 | | | 343 |

EXPERIAN GROUP LIMITED
UNAUDITED COMBINED INCOME STATEMENT

for the six months ended 30 September 2006

| | Notes | Six months to 30 September 2006 US$m | Six months to 30 September 2005 US$m | Year to 31 March 2006 US$m |
|---|---|---|---|---|
| Continuing operations: | | | | |
| Revenue | 3 | 1,674 | 1,472 | 3,084 |
| Cost of sales | | (817) | (707) | (1,527) |
| Gross profit | | 857 | 765 | 1,557 |
| Net operating expenses | | (666) | (475) | (971) |
| Operating profit | | 191 | 290 | 586 |
| Interest income | | 119 | 123 | 220 |
| Interest expense | | (124) | (114) | (232) |
| Financing fair value remeasurements | | (12) | 4 | (2) |
| Net financing (costs)/income | | (17) | 13 | (14) |
| Share of post-tax profits of associates | | 28 | 40 | 66 |

| | | | | |
|---|---|---|---|---|
| Profit before tax | 3 | 202 | 343 | 638 |
| Tax expense | 6 | (50) | (81) | (118) |
| Profit after tax and for the financial period | | 152 | 262 | 520 |
| Attributable to: | | | | |
| Equity shareholders | | 152 | 262 | 520 |
| Profit after tax and for the financial period | | 152 | 262 | 520 |
| Earnings per share | 7 | cents | cents | cents |
| - Basic | | 17.8 | 30.8 | 61.2 |
| - Diluted | | 17.6 | 30.2 | 60.1 |

The financial information within this document may not be representative of future results. The historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating expenses, tax charges and dividends may be significantly different from those that resulted from being wholly owned by GUS plc.

Non-GAAP measures

Reconciliation of profit before tax to Benchmark PBT

| | | Six months to 30 September | | Year to 31 March |
|---|---|---|---|---|
| | | 2006 | 2005 | 2006 |
| | Notes | US$m | US$m | US$m |
| Profit before tax | 3 | 202 | 343 | 638 |
| exclude: exceptional items | 5 | 138 | - | 7 |
| exclude: amortisation of acquisition intangibles | 5 | 37 | 24 | 66 |
| exclude: financing fair value remeasurements | 5 | 12 | (4) | 2 |
| exclude: tax expense on share of profits of associates | 3 | 2 | - | 2 |
| Benchmark PBT | 3 | 391 | 363 | 715 |
| Benchmark earnings per share | 7 | cents | cents | cents |
| - Basic | | 35.1 | 33.0 | 68.0 |
| - Diluted | | 34.8 | 32.4 | 66.8 |
| Dividend per Experian Group Limited Ordinary share (announced) | 8 | 5.5 | | |

* The amount absorbed by this first dividend of Experian Group Limited is US$56m.

UNAUDITED COMBINED BALANCE SHEET

at 30 September 2006

| | 30 September | | 31 March |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| | US$m | US$m | US$m |
| Assets | | | |
| Non-current assets | | | |
| Goodwill | 2,166 | 1,455 | 2,070 |
| Other intangible assets | 820 | 633 | 818 |
| Property, plant and equipment | 481 | 454 | 459 |
| Investment in associates | 238 | 215 | 225 |

| | | | |
|---|---|---|---|
| Deferred tax assets | 378 | 365 | 351 |
| Trade and other receivables | 9 | 5 | 14 |
| Other financial assets | 60 | 83 | 145 |
| | 4,152 | 3,210 | 4,082 |
| Current assets | | | |
| Inventories | 5 | 2 | 3 |
| Trade and other receivables | 784 | 2,824 | 3,239 |
| Current tax assets | 169 | 131 | 157 |
| Other financial assets | 18 | 21 | 6 |
| Cash and cash equivalents | 526 | 122 | 157 |
| | 1,502 | 3,100 | 3,562 |
| Total assets | 5,654 | 6,310 | 7,644 |
| Liabilities | | | |
| Non-current liabilities | | | |
| Trade and other payables | (49) | (101) | (96) |
| Loans and borrowings | (1,208) | (2,519) | (3,213) |
| Deferred tax liabilities | (251) | (184) | (233) |
| Retirement benefit obligations | (28) | (33) | (22) |
| Provisions | (30) | - | - |
| Other financial liabilities | (2) | (3) | (14) |
| | (1,568) | (2,840) | (3,578) |
| Current liabilities | | | |
| Trade and other payables | (965) | (2,158) | (2,766) |
| Loans and borrowings | (2,402) | (799) | (300) |
| Other financial liabilities | (22) | (31) | (36) |
| Current tax liabilities | (406) | (272) | (364) |
| | (3,795) | (3,260) | (3,466) |
| Total liabilities | (5,363) | (6,100) | (7,044) |
| Net assets | 291 | 210 | 600 |
| Equity | | | |
| Invested capital | 291 | 210 | 600 |

UNAUDITED COMBINED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the six months ended 30 September 2006

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 US$m | 2005 USS$m | 2006 US$m |
| Net income recognised directly in equity | | | |
| Net investment hedge | 102 | 11 | (16) |
| Fair value losses in the period | (1) | - | (2) |
| Actuarial (losses)/gains in respect of defined benefit pension schemes | (17) | 23 | 29 |
| Currency translation differences | (41) | 10 | (4) |
| Tax charge in respect of items taken directly to equity | (11) | (11) | (7) |
| Net income recognised directly in equity | 32 | 33 | - |
| Profit for the financial period | 152 | 262 | 520 |
| Total income recognised in the period | 184 | 295 | 520 |

Total income recognised in the period attributable to:

| | | | |
|---|---|---|---|
| Equity shareholders | 184 | 295 | 520 |
| Total income recognised in the period | 184 | 295 | 520 |
| Cumulative adjustment for the implementation of IAS 39* | | | |
| Attributable to equity shareholders | - | 8 | 8 |
| Total | - | 8 | 8 |

* IAS 39 was adopted on 1 April 2005.

UNAUDITED COMBINED CASH FLOW STATEMENT

for the six months ended 30 September 2006

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| | US$m | US$m | US$m |
| Cash generated from operations (note 11) | 397 | 354 | 874 |
| Interest paid | (84) | (91) | (193) |
| Interest received | 85 | 96 | 170 |
| Dividends received from associates | 22 | 30 | 48 |
| Tax paid | (56) | (11) | (32) |
| Net cash inflow from operating activities | 364 | 378 | 867 |
| Cash flows from investing activities | | | |
| Purchase of property, plant and equipment | (44) | (28) | (62) |
| Purchase of intangible assets | (74) | (68) | (150) |
| Purchase of other financial assets and investments in associates | (8) | (12) | (41) |
| Acquisition of subsidiaries, net of cash acquired | (80) | (625) | (1,420) |
| Net cash flows used in investing activities | (206) | (733) | (1,673) |
| Cash flows from financing activities | | | |
| Purchase of GUS plc shares | - | (60) | (65) |
| Issue of GUS plc shares | 54 | 29 | 52 |
| Sale of GUS plc shares | 5 | - | 36 |
| New borrowings | 655 | 311 | 647 |
| Repayment of borrowings | (1,420) | - | (63) |
| Capital element of finance lease rental payments | (2) | (2) | (2) |
| Net receipts from derivatives held to manage currency profile | 21 | - | 13 |
| Equity dividends paid to GUS plc shareholders | (346) | (368) | (508) |
| Net dividends received from other GUS group companies | 13 | 11 | 21 |
| Net proceeds on disposal of other GUS group companies | 258 | 255 | 415 |
| Funding received from/(paid to) other GUS group companies | 434 | (134) | (57) |
| Net (increase)/decrease in equity in other GUS group companies | (253) | 38 | 93 |

| | | | |
|---|---|---|---|
| Net cash flows (used in)/generated from financing activities | (581) | 80 | 582 |
| Exchange and other movements | 91 | (1) | (20) |
| Net decrease in cash and cash equivalents | (332) | (276) | (244) |
| Movement in cash and cash equivalents | | | |
| Cash and cash equivalents at 1 April | (89) | 155 | 155 |
| Net decrease in cash and cash equivalents | (332) | (276) | (244) |
| Cash and cash equivalents at the end of the financial period | (421) | (121) | (89) |

Non-GAAP measures

| Reconciliation of net decrease in cash and cash equivalents to movement in net debt | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 US$m | 2005 US$m | 2006 US$m |
| Net debt at 1 April | (3,277) | (2,654) | (2,654) |
| Net decrease in cash and cash equivalents | (332) | (276) | (244) |
| Decrease/(increase) in debt | 767 | (309) | (582) |
| Exchange and other movements | (194) | 132 | 203 |
| Net debt at the end of the financial period (note 9) | (3,036) | (3,107) | (3,277) |

UNAUDITED NOTES TO THE COMBINED FINANCIAL INFORMATION

for the six months ended 30 September 2006

1. Basis of preparation

This Combined Financial Information presents the financial record for the six months ended 30 September 2006, the six months ended 30 September 2005 and the year ended 31 March 2006 of those businesses held by Experian Group Limited at the date of admission of the shares of Experian Group Limited to the London Stock Exchange. The Combined Financial Information therefore comprises an aggregation of amounts included in the financial statements of Experian entities, GUS plc and certain other GUS entities (together the "Experian Companies"). It excludes those businesses which have been sold and have been demerged by GUS plc (principally Home Retail Group, Burberry and Lewis Group (together the "other GUS group companies")). The financial information shown for the year ended 31 March 2006 does not constitute full financial statements within the meaning of section 240 of the Companies Act 1985.

During the period, the Experian Companies did not form a separate legal group and therefore it is not meaningful to show share capital or an analysis of reserves for the Experian Companies within the Combined Financial Information. The net assets of the Experian Companies are represented by the cumulative investment in the Experian Companies (shown as "Invested capital").

The following summarises the accounting and other principles applied in preparing the Combined Financial Information:

-The Combined Financial Information has been prepared in accordance

with the Listing Rules of the Financial Services Authority. There have been no new International Financial Reporting Standards ("IFRS") adopted since 1 April 2006 and accordingly the information has been prepared on a consistent basis with that reported for the year ended 31 March 2006 within the Prospectus of Experian Group Limited dated 14 September. A summary of significant accounting policies can be found on pages 91 to 97 of that Prospectus, a copy of which can be obtained from the corporate website, www.experiangroup.com. Experian has chosen not to adopt IAS 34 "Interim financial statements", in preparing its 30 September 2006 interim report and, accordingly, this Combined Financial Information is not in compliance with IFRS.

-Subsidiary undertakings and associates acquired or disposed of by the Experian Companies during the period presented have been included in the Combined Financial Information from and up to the date control was passed.

-All cash and other movements in capital amounts, being shares issued or cancelled and dividends paid, in respect of GUS plc have been reflected in the cash flow and reconciliation of movements in invested capital.

-Any funding of other GUS group companies during the period of the Combined Financial Information which comprises equity holdings and quasi-equity loans has been treated as part of invested capital. All changes in such funding are shown as movements in invested capital under "net (increase)/decrease in equity in other GUS group companies".

-Debt finance utilised by GUS plc to fund the Experian Companies and the other GUS group companies and trading balances with other GUS group companies are included within the Combined Financial Information.

-Dividends paid to and received from other GUS group companies are shown as movements in invested capital under "net dividends received from other GUS group companies".

-Transactions and balances between entities included within the Combined Financial Information have been eliminated.

UNAUDITED NOTES TO THE COMBINED FINANCIAL INFORMATION

for the six months ended 30 September 2006

1. Basis of preparation (continued)

-GUS plc had not historically recharged corporate head office costs comprising administration, management and other services including, but not limited to, management information, accounting and financial reporting, treasury, taxation, cash management, employee benefit administration, payroll and professional services to any of its underlying businesses. However, for the purposes of the preparation of the Combined Financial Information an allocation has been made of the amounts of shared corporate head office costs between the Experian Companies and Home Retail Group, based on an estimate of the usage of the services. These costs were affected by the arrangements that existed in the GUS plc Group and are not necessarily representative of the position that may prevail in the future.

-Tax charges in the Combined Financial Information have been determined based on the tax charges recorded by the Experian Companies in their financial information as well as certain adjustments made for GUS plc Group consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within the GUS plc Group and are not necessarily representative of the tax charges that would have been reported had the Experian Companies been an independent group. They are not necessarily representative of the tax charges that may arise in the future.

-Interest income and expense recorded in the combined income statement have been affected by the financing arrangements within the GUS plc Group and are not necessarily representative of the interest income and expense that would have been reported had the Experian Companies been an independent group. They are not necessarily representative of the interest income and expense that may arise in the future. The rate of interest applying to funding balances within the Combined Financial Information has been determined by GUS plc.

-Financial information in respect of those businesses included within the Combined Financial Information has historically been reported in sterling, as this was the dominant functional currency of the GUS plc Group when it included other GUS group companies. As a result of the sale or demerger of those entities, the relative importance to the Combined Financial Information of the Americas reporting segment, whose principal functional currency is the US Dollar, has increased. Accordingly, the Experian Companies converted from a reporting currency of Sterling to the US Dollar, being the most representative currency of its operations. The Combined Financial Information has been presented in US Dollars as though this has been the reporting currency of the Experian Companies throughout that period. The principal exchange rates used in preparing the Combined Financial Information were as follows:

| | Average | | | Closing | | |
|---|---|---|---|---|---|---|
| | Six months to 30 September | | Year to 31 March | 30 September | | 31 March |
| | 2006 | 2005 | 2006 | 2006 | 2005 | 2006 |
| Sterling to US Dollar | 1.84 | 1.82 | 1.79 | 1.87 | 1.76 | 1.74 |
| Euro to US Dollar | 1.27 | 1.24 | 1.22 | 1.27 | 1.20 | 1.22 |

Assets and liabilities of overseas undertakings are translated into US dollars at the rates of exchange ruling at the balance sheet date and the income statement is translated into US dollars at average rates of exchange.

-The Combined Financial Information has been prepared on a going concern basis and under the historical cost convention, modified by the revaluation of certain fixed assets and financial instruments.

The preparation of the Combined Financial Information requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the Combined Financial Information, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

2. Use of non-GAAP measures

Experian Group Limited has identified certain measures that it believes will assist understanding of the performance of the business. The measures are not defined under IFRS and they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as they consider them to be important comparables and key measures used within the business for assessing performance.

The following are the key non-GAAP measures identified by Experian Group Limited:

Benchmark Profit Before Tax (''Benchmark PBT'')

Benchmark PBT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, financing fair value remeasurements and taxation. It includes the Experian Companies' share of associates' pre-tax profit.

Earnings Before Interest and Tax (''EBIT'')

EBIT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, net interest income/(expense), financing fair value remeasurements and taxation. It includes the Experian Companies' share of associates' pre-tax profit.

Benchmark Earnings Per Share ("Benchmark EPS")

Benchmark EPS represents Benchmark PBT less attributable taxation and minority interests divided by the weighted average number of shares in issue, and is disclosed to indicate the underlying profitability of the Experian Companies.

Exceptional items

The separate reporting of non-recurring exceptional items gives an indication of the Experian Companies' underlying performance. Exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs are charged against EBIT in the segments in which they are incurred.

Net debt

Net debt is calculated as total debt less cash and cash equivalents. Total debt includes loans and borrowings (and the fair value of derivatives hedging loans and borrowings), overdrafts and obligations under finance leases. Interest

payable on borrowings is excluded from net debt.

UNAUDITED NOTES TO THE COMBINED FINANCIAL INFORMATION

for the six months ended 30 September 2006

3. Segmental information - geographical segments

Six months ended 30 September 2006

| | Americas US$m | UK & Ireland US$m | EMEA/ Asia Pacific US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|
| Revenue1 | 968 | 435 | 271 | - | 1,674 |
| Profit | | | | | |
| EBIT2 | 263 | 125 | 29 | (21) | 396 |
| Net interest expense | - | - | - | (5) | (5) |
| Benchmark PBT | 263 | 125 | 29 | (26) | 391 |
| Exceptional items (note 5) | - | (28) | - | (110) | (138) |
| Amortisation of acquisition intangibles (note 5) | (21) | (13) | (3) | - | (37) |
| Financing fair value remeasurements (note 5) | - | - | - | (12) | (12) |
| Tax expense on share of profit associates | (2) | - | - | - | (2) |
| Profit before tax | 240 | 84 | 26 | (148) | 202 |
| Tax expense (note 6) | | | | | (50) |
| Profit for the financial period | | | | | 152 |

Six months ended 30 September 2005

| | Americas US$m | UK & Ireland US$m | EMEA/ Asia Pacific US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|
| Revenue1 | 856 | 367 | 249 | - | 1,472 |
| Profit | | | | | |
| EBIT2 | 234 | 107 | 29 | (16) | 354 |
| Net interest income | - | - | - | 9 | 9 |
| Benchmark PBT | 234 | 107 | 29 | (7) | 363 |
| Amortisation of acquisition intangibles (note 5) | (18) | (6) | - | - | (24) |
| Financing fair value remeasurement (note 5) | - | - | - | 4 | 4 |
| Profit before tax | 216 | 101 | 29 | (3) | 343 |
| Tax expense (note 6) | | | | | (81) |
| Profit for the financial period | | | | | 262 |

1 Revenue arose principally from the provision of services.

2 A reconciliation between the segmental result of Experian presented in Note B to the interim financial statements of GUS plc and EBIT of Experian Group Limited as presented above is shown in note 16. Costs included within Central

activities represent corporate head office costs which include costs arising
from finance, treasury and other global functions.

UNAUDITED NOTES TO THE COMBINED FINANCIAL INFORMATION

for the six months ended 30 September 2006

3. Segmental information - geographical segments (continued)

Year ended 31 March 2006

| | Americas US$m | UK & Ireland US$m | EMEA/ Asia Pacific US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|
| Revenue1 | 1,804 | 758 | 522 | - | 3,084 |
| Profit | | | | | |
| EBIT2 | 479 | 215 | 64 | (31) | 727 |
| Net interest expense | - | - | - | (12) | (12) |
| Benchmark PBT | 479 | 215 | 64 | (43) | 715 |
| Exceptional items (note 5) | - | - | - | (7) | (7) |
| Amortisation of acquisition intangibles (note 5) | (46) | (18) | (2) | - | (66) |
| Financing fair value remeasurements (note 5) | - | - | - | (2) | (2) |
| Tax expense on share of profit associates | (2) | - | - | - | (2) |
| Profit before tax | 431 | 197 | 62 | (52) | 638 |
| Tax expense (note 6) | | | | | (118) |
| Profit for the financial period | | | | | 520 |

1 Revenue arose principally from the provision of services.

2 A reconciliation between the segmental result of Experian presented in Note B to the interim financial statements of GUS plc and EBIT of Experian Group Limited as presented above is shown in note 16. Costs included within Central activities represent corporate head office costs which include costs arising from finance, treasury and other global functions.

4. Segmental information - business segments

Six months ended 30 September 2006

| | Credit Services | Decision Analytics | Marketing Solutions | Interactive | Central activities | Total |
|---|---|---|---|---|---|---|
| | US$m | US$m | US$m | US$m | US$m | US$m |
| Revenue | 765 | 187 | 346 | 376 | - | 1,674 |
| Profit | | | | | | |
| EBIT | 243 | 69 | 30 | 75 | (21) | 396 |
| Net interest expense | - | - | - | - | (5) | (5) |

| | | | | | | |
|---|---|---|---|---|---|---|
| Benchmark PBT | 243 | 69 | 30 | 75 | (26) | 391 |
| Exceptional items (note 5) | (28) | - | - | - | (110) | (138) |
| Amortisation of acquisition intangibles (note 5) | (9) | - | (13) | (15) | - | (37) |
| Financing fair value remeasurements (note 5) | - | - | - | - | (12) | (12) |
| Tax expense on share of profit of associates | (2) | - | - | - | - | (2) |
| Profit before tax | 204 | 69 | 17 | 60 | (148) | 202 |
| Tax expense (note 6) | | | | | | (50) |
| Profit for the financial period | | | | | | 152 |

UNAUDITED NOTES TO THE COMBINED FINANCIAL INFORMATION

for the six months ended 30 September 2006

4. Segmental information - business segments (continued)

Six months ended 30 September 2005

| | Credit Services US$m | Decision Analytics US$m | Marketing Solutions US$m | Interactive US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|---|
| Revenue | 745 | 158 | 292 | 277 | - | 1,472 |
| Profit | | | | | | |
| EBIT | 240 | 52 | 22 | 56 | (16) | 354 |
| Net interest income | - | - | - | - | 9 | 9 |
| Benchmark PBT | 240 | 52 | 22 | 56 | (7) | 363 |
| Amortisation of acquisition intangibles (note 5) | (10) | - | (7) | (7) | - | (24) |
| Financing fair value remeasurements (note 5) | - | - | - | - | 4 | 4 |
| Profit before tax | 230 | 52 | 15 | 49 | (3) | 343 |
| Tax expense (note 6) | | | | | | (81) |
| Profit for the financial period | | | | | | 262 |

Year ended 31 March 2006

| | Credit Services US$m | Decision Analytics US$m | Marketing Solutions US$m | Interactive US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|---|
| Revenue | 1,504 | 325 | 627 | 628 | - | 3,084 |
| Profit | | | | | | |
| EBIT | 477 | 102 | 57 | 122 | (31) | 727 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Net interest expense | | | | | (12) | (12) |
| Benchmark PBT | 477 | 102 | 57 | 122 | (43) | 715 |
| | | | | | | |
| Exceptional items (note 5) | - | - | - | - | (7) | (7) |
| Amortisation of acquisition intangibles (note 5) | (14) | - | (16) | (36) | - | (66) |
| Financing fair value remeasurements (note 5) | - | - | - | - | (2) | (2) |
| Tax expense on share of profit of associates | (2) | - | - | - | - | (2) |
| Profit before tax | 461 | 102 | 41 | 86 | (52) | 638 |
| | | | | | | |
| Tax expense (note 6) | | | | | | (118) |
| | | | | | | |
| Profit for the financial period | | | | | | 520 |

More to follow, for following part double-click [nRN2U3994M]

experian

RNS
**REG-Experian Group Ltd Interim Results - Part 3**

Released: 21/11/2006

RNS Number:3994M
Experian Group Ltd
Part 3 : For preceding part double-click [nRN1U3994M]

UNAUDITED NOTES TO THE COMBINED FINANCIAL INFORMATION

for the six months ended 30 September 2006

5. Exceptional and other non-GAAP measures

| | Six months to 30 September 2006 US$m | Six months to 30 September 2005 US$m | Year to 31 March 2006 US$m |
|---|---|---|---|
| Exceptional items | | | |
| Charge on early vesting of share awards at demerger of Home Retail Group and Experian | 15 | - | - |
| Other costs incurred relating to the demerger of Home Retail Group and Experian | 108 | - | 7 |
| Waiver of loan to Home Retail Group | (13) | - | - |
| Costs incurred in the closure of UK Account Processing | 28 | - | - |
| Total exceptional items | 138 | - | 7 |
| Other non-GAAP measures | | | |
| Amortisation of acquisition intangibles | 37 | 24 | 66 |
| Charge/(credit) in respect of financing fair value remeasurements | 12 | (4) | 2 |
| Total other non-GAAP measures | 49 | 20 | 68 |

Exceptional items

Other costs incurred relating to the demerger of Home Retail Group and Experian comprise legal and professional fees in respect of the transaction, together with costs in connection with the cessation of the corporate functions of GUS plc. As part of the demerger process, a loan due to Home Retail Group of US$13m was waived.

On 27 April 2006, Experian announced its phased withdrawal from large scale credit card and loan account processing in the UK. The full cost of withdrawal of US$28m, all of which will be cash, has been charged in the six months ended

30 September 2006.

Other non-GAAP measures

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. As permitted by IFRS, acquisitions prior to 1 April 2004 have not been restated. Experian has excluded amortisation of these acquisition intangibles from its definition of Benchmark PBT because such a charge is based on uncertain judgements about their value and economic life.

An element of Experian's derivatives is ineligible for hedge accounting. Gains or losses on such elements arising from market movements are credited or charged within financing fair value remeasurements in the combined income statement.

6. Taxation

The effective rate of tax based on the profit before tax for the six months ended 30 September 2006 of US$202m (2005: US$343m) is 24.8% (2005: 23.6%).The effective rate of tax based on Benchmark PBT, defined as the total tax expense, adjusted for the tax impact of non-Benchmark items, divided by Benchmark PBT of US$391m (2005: US$363m), is 23.0% (2005: 22.7%).

The tax expense comprises:

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| | US$m | US$m | US$m |
| UK taxation | 15 | 48 | 50 |
| Non-UK taxation | 35 | 33 | 68 |
| Total tax expense | 50 | 81 | 118 |

UNAUDITED NOTES TO THE COMBINED FINANCIAL INFORMATION

for the six months ended 30 September 2006

7. Basic and diluted earnings per share

The calculation of basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of GUS plc Ordinary shares in issue during the period (excluding own shares held in Treasury and in the ESOP trust, which are treated as cancelled).

The weighted average number of Ordinary shares in issue used in calculations has been adjusted to take account of issues, repurchases and cancellations of GUS plc Ordinary shares, including the effect of a share consolidation that took place in December 2005 following the Burberry dividend in specie.

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes under the existing GUS plc arrangements and does not take account of the new arrangements put in place as

part of the demerger of Home Retail Group and Experian, of the new issue of shares by Experian Group Limited.

| | Six months to 30 September 2006 cents | 2005 cents | Year to 31 March 2006 cents |
|---|---|---|---|
| Basic earnings per share | 17.8 | 30.8 | 61.2 |
| Add back of exceptional and other non-GAAP measures, net of tax | 17.3 | 2.2 | 6.8 |
| Benchmark earnings per share | 35.1 | 33.0 | 68.0 |
| Diluted earnings per share | 17.6 | 30.2 | 60.1 |
| Add back of exceptional and other non-GAAP measures, net of tax | 17.2 | 2.2 | 6.7 |
| Benchmark diluted earnings per share | 34.8 | 32.4 | 66.8 |

| | Six months to 30 September 2006 Â£m | 2005 Â£m | Year to 31 March 2006 Â£m |
|---|---|---|---|
| Earnings | 152 | 262 | 520 |
| Add back of exceptional and other non-GAAP measures, net of tax | 148 | 18 | 58 |
| Benchmark earnings | 300 | 280 | 578 |

| | Six months to 30 September 2006 m | 2005 m | Year to 31 March 2006 m |
|---|---|---|---|
| Number of shares in issue during the period | 855.9 | 848.4 | 849.8 |
| Dilutive effect of share incentive awards | 8.3 | 15.1 | 15.0 |
| Diluted number of shares in issue during the period | 864.2 | 863.5 | 864.8 |

8. Dividend

An interim dividend of 5.5 US cents per Experian Group Limited Ordinary share has been announced (but not provided) and will be paid on 2 February 2007 to shareholders on the register of members at the close of business on 5 January 2007. Unless shareholders elect to receive US dollars by 5 January 2007, their dividends will be paid in sterling at a rate per share calculated on the basis of the exchange rate from US dollars to sterling on 12 January 2007.

Pursuant to the Income Access Share arrangements put in place as part of the demerger, shareholders in Experian Group Limited are able to elect to receive their dividends from a UK source (the "IAS election"). Shareholders who held 50,000 or fewer shares on the demerger or new shareholders who have acquired shares since the demerger and have a total holding of less than 50,000 shares at the close of business on 5 January 2007, are deemed to have made an IAS election unless they elect otherwise in writing by 5 January 2007. Shareholders who hold more than 50,000 shares and who wish to receive their dividends from a UK source must make an IAS election in writing by 5 January 2007. All elections and deemed elections remain in force indefinitely unless revoked.

UNAUDITED NOTES TO THE COMBINED FINANCIAL INFORMATION

for the six months ended 30 September 2006

## 9. Analysis of net debt

| | 30 September 2006 US$m | 2005 US$m | 31 March 2006 US$m |
|---|---|---|---|
| Overdrafts net of cash and cash equivalents | (421) | (121) | (89) |
| Derivatives hedging loans and borrowings | 5 | 89 | 79 |
| Debt due within one year | (1,418) | (551) | (50) |
| Finance leases | (3) | (5) | (6) |
| Debt due after more than one year | (1,199) | (2,519) | (3,211) |
| Net debt at the end of the financial period | (3,036) | (3,107) | (3,277) |

## 10. Reconciliation of movement in invested capital

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 US$m | 2005 US$m | 2006 US$m |
| Opening invested capital | 600 | (2) | (2) |
| Cumulative adjustment for the implementation of IAS 39* | - | 8 | 8 |
| Profit for the financial period | 152 | 262 | 520 |
| Equity dividends paid to GUS plc shareholders | (346) | (368) | (508) |
| Net dividends received from other GUS group companies | 13 | 11 | 21 |
| Net income recognised directly in equity for the financial period | 32 | 33 | - |
| Reduction in minority interests share of net assets | - | (2) | - |
| Net proceeds on disposal of other GUS group companies | - | 255 | 415 |
| Disposal/(purchase) of GUS plc shares | 5 | (60) | (29) |
| Employee share option schemes: | | | |
| - value of employee services | 34 | 6 | 30 |
| - proceeds from shares issued | 54 | 29 | 52 |
| Net (increase)/decrease in equity in other GUS group companies | (253) | 38 | 93 |
| Closing invested capital | 291 | 210 | 600 |

* IAS 39 was adopted on 1 April 2005.

## 11. Cash generated from operations

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 US$m | 2005 US$m | 2006 US$m |
| Cash flows from operating activities | | | |
| Profit after tax | 152 | 262 | 520 |

Adjustments for:

| | | | |
|---|---|---|---|
| Tax expense | 50 | 81 | 118 |
| Share of post-tax profits of associates | (28) | (40) | (66) |
| Net financing costs/(income) | 17 | (13) | 14 |
| Operating profit | 191 | 290 | 586 |
| Depreciation and amortisation | 146 | 124 | 270 |
| Credit in respect of share incentive schemes | 34 | 6 | 30 |
| Exceptional items included in working capital | 90 | - | 7 |
| Change in working capital | (64) | (66) | (19) |
| Cash generated from operations | 397 | 354 | 874 |

UNAUDITED NOTES TO THE COMBINED FINANCIAL INFORMATION

for the six months ended 30 September 2006

12. Post-employment benefits

Following changes introduced by the Finance Act 2004 which took effect from 6 April 2006 (A-Day), the GUS Pension Scheme, being the principal defined benefit pension scheme operated by the Experian Companies, has implemented revised terms for members exchanging pension at retirement date for a tax-free lump sum. With less than six months of experience since A-Day, insufficient time has elapsed as at 30 September 2006 to reliably estimate the changes in the commutation behaviour of pension scheme members in the longer term. Accordingly, no effect of this change has been recognised in the Combined Financial Information.

13. Related parties

Experian companies made net sales and recharges, under normal commercial terms and conditions that would be available to third parties, to First American Real Estate Solutions LLC (an associated undertaking) of US$15m in the six months ended 30 September 2006 (2005: US$11m) and US$21m in the year ended 31 March 2006. There were no other material transactions with related parties.

14. Post balance sheet events

On 10 October 2006, Experian Group Limited became the ultimate holding company of GUS plc and the separation of Home Retail Group and Experian by way of demerger was completed. Shares in GUS plc ceased to be listed as part of the demerger process. Trading in shares in Experian Group Limited on the London Stock Exchange's market for listed securities commenced on 11 October 2006. Experian Group Limited also raised US$1,447m (Â£778m) by way of a share offer on that day.

15. Corporate information

Experian Group Limited is incorporated and registered in Jersey under the Jersey

Companies Law as a public company limited by shares.

16. Reconciliation of segmental information - income statement

Reconciliations between the key information of the Experian segment presented in Note B to the interim financial statements of GUS plc and the segmental information shown in note 3 are set out below.

| | | Six months to 30 September | | Year to 31 March |
|---|---|---|---|---|
| | | 2006 | 2005 | 2006 |
| a) Revenue | Notes | m | m | m |
| Experian segment - total revenue | B | Â£908 | Â£808 | Â£1,725 |
| | | | | |
| Translated into US$ at the average exchange rate | 3 | $1,674 | $1,472 | $3,084 |
| | | | | |
| b) Segmental result to EBIT | Notes | | | |
| Experian segmental result | B | Â£186 | Â£187 | Â£380 |
| | | | | |
| Translated into US$ at the average exchange rate | | $343 | $341 | $680 |
| Exceptional item - Costs incurred in the closure of Experian UK Account Processing | 5 | $28 | - | - |
| Amortisation of acquisition intangibles | 5 | $37 | $24 | $66 |
| GUS central activities1 | | $(12) | $(11) | $(19) |
| | | | | |
| Total EBIT | 3 | $396 | $354 | $727 |

1For the purposes of preparation of the Combined Financial Information an allocation has been made of the amounts of shared corporate head office costs between Experian Companies and Home Retail Group, based on estimated usage of the services.

UNAUDITED NOTES TO THE COMBINED FINANCIAL INFORMATION

for the six months ended 30 September 2006

17. Reconciliation from GUS plc to Experian Group Limited - balance sheet

A reconciliation between the consolidated balance sheet of GUS plc and its subsidiary undertaking (the "GUS Group") and the combined balance sheet of the Experian Companies at 30 September 2006 is set out below.

| | GUS Group at 30 September 2006 (Note a) Â£m | Home Retail Group at 30 September 2006 (Note b) Â£m | Adjustments (Note c) Â£m | Experian Companies at 30 September 2006 Â£m | Experian Companies at 30 September 2006 US$m |
|---|---|---|---|---|---|
| Assets | | | | | |
| Non-current assets | | | | | |
| Goodwill | 3,036 | (1,879) | - | 1,157 | 2,166 |
| Other intangible assets | 521 | (83) | - | 438 | 820 |
| Property, plant and equipment | 943 | (686) | - | 257 | 481 |
| Investment in associates | 128 | (1) | - | 127 | 238 |
| Deferred tax assets | 311 | (109) | - | 202 | 378 |
| Retirement benefit assets | 7 | (22) | 15 | - | - |
| Trade and other receivables | 30 | (25) | - | 5 | 9 |
| Other financial assets | 45 | (13) | - | 32 | 60 |
| | 5,021 | (2,818) | 15 | 2,218 | 4,152 |
| Current assets | | | | | |
| Inventories | 935 | (933) | - | 2 | 5 |
| Trade and other receivables | 913 | (508) | 15 | 420 | 784 |
| Current tax assets | 97 | (7) | - | 90 | 169 |
| Other financial assets | 9 | - | - | 9 | 18 |
| Cash and cash equivalents | 545 | (264) | - | 281 | 526 |
| | 2,499 | (1,712) | 15 | 802 | 1,502 |
| Total assets | 7,520 | (4,530) | 30 | 3,020 | 5,654 |
| Liabilities | | | | | |
| Non-current liabilities | | | | | |
| Trade and other payables | (60) | 34 | - | (26) | (49) |
| Loans and borrowings | (875) | 229 | - | (646) | (1,208) |
| Deferred tax liabilities | (201) | 67 | - | (134) | (251) |
| Retirement benefit obligations | - | - | (15) | (15) | (28) |
| Provisions | (16) | - | - | (16) | (30) |
| Other financial liabilities | (1) | - | - | (1) | (2) |
| | (1,153) | 330 | (15) | (838) | (1,568) |
| Current liabilities | | | | | |
| Trade and other payables | (1,605) | 1,104 | (15) | (516) | (965) |
| Loans and borrowings | (1,283) | - | - | (1,283) | (2,402) |
| Provisions | (93) | 93 | - | - | - |
| Other financial liabilities | (21) | 10 | - | (11) | (22) |
| Current tax liabilities | (262) | 45 | - | (217) | (406) |
| | (3,264) | 1,252 | (15) | (2,027) | (3,795) |

| | | | | | |
|---|---|---|---|---|---|
| Total liabilities | (4,417) | 1,582 | (30) | (2,865) | (5,363) |
| Net assets | 3,103 | (2,948) | - | 155 | 291 |

Notes

a) As reported in the interim financial statements of GUS plc.

b) Following the demerger, financial information in respect of Home Retail Group is separately reported by that company. The information above has been extracted, without material adjustment, from Home Retail Group's interim Combined Financial Information for the six months ended 30 September 2006.

c) Adjustments comprise (i) the reclassification of certain inter-company receivables and payables between Home Retail Group and Experian Companies and (ii) the reclassification of pension balances.

PART TWO: GUS plc

The following analysis refers to financial information in respect of GUS plc and its subsidiaries, including Home Retail Group and Experian.

Financial review

Total GUS revenue from continuing operations was Â£3,722m in the six months to 30 September 2006, compared to Â£3,420m in the same period last year. Profit before tax was Â£176m in the period, compared to Â£269m last year. There was an exceptional charge of Â£91m in the six months to 30 September 2006 (2005: nil) in respect of costs relating to the demerger (Â£76m) and costs incurred by Experian in the closure of its UK account processing business (Â£15m).

Home Retail Group

Home Retail Group's revenue in the six months to 30 September 2006 was Â£2,820m (2005: Â£2,618m). This comprised Argos revenue of Â£1,794m (2005: Â£1,609m), Homebase revenue of Â£979m (2005: Â£966m) and Financial Services revenue of Â£47m (2005: Â£43m). Home Retail Group's profit before tax was Â£117m (2005: Â£115m). Further details on the results of Home Retail Group can be found within its interim announcement, issued on 21 November 2006.

Experian

Experian's revenue in the six months to 30 September 2006 was Â£902m (2005: Â£802m). Experian's profit before tax was Â£185m (2005: Â£187m) with the profit before tax for the six months to 30 September 2006 stated after their exceptional charge of Â£15m. Further information on Experian's results is detailed in Part One of these financial results.

Demerger

On 10 October 2006, Experian Group Limited became the ultimate holding company of GUS plc and the separation of Home Retail Group and Experian by way of demerger was completed. Shares in GUS plc ceased to be listed as part of the demerger process. Trading in shares in Home Retail Group plc and Experian Group Limited on the London Stock Exchange's market for listed securities commenced on 11 October 2006. Experian Group Limited also raised US$1,447m (Â£778m) by way of a share offer on that day.

UNAUDITED GROUP INCOME STATEMENT

for the six months ended 30 September 2006

| | | Six months to 30 September | | Year to 31 March |
|---|---|---|---|---|
| | | 2006 | 2005 (Restated) (Note A) | 2006 (Restated) (Note A) |
| | Notes | Â£m | Â£m | Â£m |
| Continuing operations: | | | | |
| Revenue | B | 3,722 | 3,420 | 7,262 |
| Cost of sales | | (2,288) | (2,100) | (4,529) |
| Gross profit | | 1,434 | 1,320 | 2,733 |
| Net operating expenses | C | (1,240) | (1,056) | (2,079) |
| Operating profit | | 194 | 264 | 654 |
| Interest income | | 45 | 53 | 98 |
| Interest expense | | (71) | (69) | (137) |
| Financing fair value remeasurements | | (7) | (1) | (3) |
| Net financing costs | | (33) | (17) | (42) |
| Share of post-tax profits of associates | | 15 | 22 | 37 |
| Profit before tax | B | 176 | 269 | 649 |
| Group tax expense | D | (52) | (74) | (165) |
| Profit after tax and for the financial period from continuing operations | | 124 | 195 | 484 |
| Discontinued operations: | | | | |
| (Loss)/profit for the financial period from discontinued operations | F | (8) | 102 | 111 |
| Profit after tax and for the financial period | | 116 | 297 | 595 |
| Profit attributable to: | | | | |
| Equity shareholders in GUS plc | | 116 | 276 | 569 |
| Minority interests | | - | 21 | 26 |
| Profit after tax and for the financial period | | 116 | 297 | 595 |

| | | | | |
|---|---|---|---|---|
| Dividend for the period | H | | 62 | 264 |
| Earnings per share | G | | | |
| - Basic | | 13.6p | 28.0 p | 60.2p |
| - Diluted | | 13.4p | 27.6 p | 59.2p |
| Dividend per GUS plc Ordinary share (declared and proposed) | H | - | 9.6p | 31.5p |

UNAUDITED GROUP BALANCE SHEET

At 30 September 2006

| | 30 September 2006 | 2005 (Restated) (Note A) | 31 March 2006 |
|---|---|---|---|
| | Â£m | Â£m | Â£m |
| **Assets** | | | |
| Non-current assets | | | |
| Goodwill | 3,036 | 2,822 | 3,068 |
| Other intangible assets | 521 | 429 | 532 |
| Property, plant and equipment | 943 | 1,093 | 959 |
| Investment in associates | 128 | 127 | 129 |
| Deferred tax assets | 311 | 337 | 314 |
| Retirement benefit assets | 7 | - | 18 |
| Trade and other receivables | 30 | 86 | 51 |
| Other financial assets | 45 | 61 | 91 |
| | 5,021 | 4,955 | 5,162 |
| Current assets | | | |
| Inventories | 935 | 1,015 | 883 |
| Trade and other receivables | 913 | 1,130 | 1,051 |
| Current tax assets | 97 | 74 | 119 |
| Other financial assets | 9 | 25 | 6 |
| Cash and cash equivalents | 545 | 309 | 221 |
| | 2,499 | 2,553 | 2,280 |
| Assets of discontinued operations classified as held for sale | - | 281 | - |
| Total assets | 7,520 | 7,789 | 7,442 |
| **Liabilities** | | | |
| Non-current liabilities | | | |
| Trade and other payables | (60) | (138) | (83) |
| Loans and borrowings | (875) | (1,653) | (2,067) |
| Deferred tax liabilities | (201) | (172) | (201) |
| Retirement benefit obligations | - | (102) | - |
| Provisions | (16) | - | - |
| Other financial liabilities | (1) | (1) | (8) |
| | (1,153) | (2,066) | (2,359) |
| Current liabilities | | | |
| Trade and other payables | (1,605) | (1,552) | (1,391) |
| Loans and borrowings | (1,283) | (455) | (174) |

| | | | |
|---|---|---|---|
| Provisions | (93) | (87) | (89) |
| Other financial liabilities | (21) | (21) | (21) |
| Current tax liabilities | (262) | (247) | (276) |
| | (3,264) | (2,362) | (1,951) |
| Liabilities of discontinued operations classified as held for sale | - | (59) | - |
| Total liabilities | (4,417) | (4,487) | (4,310) |
| Net assets | 3,103 | 3,302 | 3,132 |
| Shareholders' equity | | | |
| Share capital | 255 | 255 | 256 |
| Share premium | 125 | 84 | 97 |
| Other reserves | (189) | (263) | (240) |
| Retained earnings | 2,911 | 3,059 | 3,018 |
| Total shareholders' equity | 3,102 | 3,135 | 3,131 |
| Minority interest in equity | 1 | 167 | 1 |
| Total equity | 3,103 | 3,302 | 3,132 |

UNAUDITED GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the six months ended 30 September 2006

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 | 2005 (Restated) (Note A) | 2006 |
| | Â£m | Â£m | Â£m |
| Net (expense)/income recognised directly in equity | | | |
| Cash flow hedges | (5) | 4 | (2) |
| Net investment hedge | 55 | 5 | (9) |
| Fair value (losses)/gains in the period | (1) | (3) | 2 |
| Actuarial (losses)/gains in respect of defined benefit pension schemes | (14) | (8) | 7 |
| Currency translation differences | (42) | 2 | 14 |
| Recycled cumulative exchange loss in respect of divestments | - | 3 | 3 |
| Tax (charge)/credit in respect of items taken directly to equity | (9) | 1 | 5 |
| Net (expense)/income recognised directly in equity | (16) | 4 | 20 |
| Profit for the financial period | 116 | 297 | 595 |
| Total income recognised in the period | 100 | 301 | 615 |
| Total income recognised in the period attributable to: | | | |
| Equity shareholders in GUS plc | 100 | 280 | 586 |
| Minority interest | - | 21 | 29 |
| Total income recognised in the period | 100 | 301 | 615 |
| Cumulative adjustment for the implementation of IAS 39* | | | |
| Attributable to equity shareholders in GUS plc | - | 10 | 10 |
| Attributable to minority interests | - | 2 | 2 |
| Total | - | 12 | 12 |

* IAS 39 was adopted on 1 April 2005.

UNAUDITED GROUP CASH FLOW STATEMENT

for the six months ended 30 September 2006

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 | 2005 (Restated) (Note A) | 2006 (Restated) (Note A) |
| | Â£m | Â£m | Â£m |
| Continuing operations: | | | |
| Cash generated from operations (note K) | 592 | 464 | 923 |
| Interest paid | (37) | (22) | (63) |
| Interest received | 13 | 10 | 30 |
| Dividends received from associates | 12 | 17 | 27 |
| Tax paid | (63) | (36) | (108) |
| Net cash inflow from operating activities | 517 | 433 | 809 |
| Continuing operations: | | | |
| Cash flows from investing activities | | | |
| Purchase of property, plant and equipment | (85) | (153) | (261) |
| Sale of property, plant and equipment | 2 | 2 | 6 |
| Purchase of intangible assets | (70) | (46) | (112) |
| Sale of intangible assets | - | 1 | 2 |
| Purchase of other financial assets and investment in associates | (4) | (7) | (28) |
| Acquisition of subsidiaries, net of cash acquired | (43) | (384) | (819) |
| Disposal of subsidiaries | 140 | 127 | 360 |
| Net cash flows used in investing activities | (60) | (460) | (852) |
| Continuing operations: | | | |
| Cash flows from financing activities | | | |
| Purchase of treasury and ESOP shares | - | (33) | (36) |
| Issue of Ordinary shares | 29 | 16 | 29 |
| Sale of own shares | 3 | - | 20 |
| New borrowings | 348 | 237 | 340 |
| Repayment of borrowings | (770) | - | (35) |
| Capital element of finance lease rental payments | (2) | (2) | (3) |
| Net receipts from derivatives held to manage currency profile | 29 | - | 14 |
| Equity dividends paid | (188) | (202) | (284) |
| Net cash flows used in financing activities | (551) | 16 | 45 |
| Exchange and other movements | 53 | (3) | (8) |
| Net decrease in cash and cash equivalents - continuing operations | (41) | (14) | (6) |
| Net decrease in cash and cash equivalents - discontinued operations | - | (74) | (173) |
| Net decrease in cash and cash equivalents | (41) | (88) | (179) |
| Movement in cash and cash equivalents from continuing operations | | | |
| Cash and cash equivalents at 1 April - continuing operations | 80 | 84 | 84 |
| Net decrease in cash and cash equivalents | (41) | (14) | (6) |
| Exchange and other movements | - | - | 2 |
| Cash and cash equivalents at the end of the financial period - continuing operations | 39 | 70 | 80 |

| Non-GAAP measures<br>Reconciliation of net decrease in cash and cash equivalents to movement in net debt | Six months to 30 September<br>2006<br>Â£m | 2005<br>Â£m | Year to 31 March<br>2006 |
|---|---|---|---|
| Net debt at 1 April - as reported | (1,974) | (1,427) | (1,427) |
| Cash and cash equivalents at 1 April - discontinued operations | - | (173) | (173) |
| Other financial assets at 1 April - discontinued operations | - | (31) | (31) |
| Net debt at 1 April - continuing operations | (1,974) | (1,631) | (1,631) |
| Net decrease in cash and cash equivalents | (41) | (14) | (6) |
| Decrease/(increase) in debt | 424 | (235) | (302) |
| Exchange and other movements | 12 | 11 | (35) |
| Net debt at the end of the financial period (note I) | (1,579) | (1,869) | (1,974) |

UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 September 2006

A. Basis of preparation

The interim financial statements of GUS plc and its subsidiary undertakings (the "GUS Group") have been prepared in accordance with the Listing Rules of the Financial Services Authority. There have been no new International Financial Reporting Standards ("IFRS") adopted since 1 April 2006 and accordingly the information has been prepared on a consistent basis with that reported for the year ended 31 March 2006. The GUS Group has chosen not to adopt IAS 34, "Interim financial statements", in preparing its 30 September 2006 interim financial statements and, accordingly, these interim financial statements are not in compliance with IFRS.

The GUS Group interim financial statements comprise the results for the six months ended 30 September 2006 and 30 September 2005 and the year ended 31 March 2006. The results for the six months ended 30 September 2005 have been extracted from the GUS Group's interim report for that period, and have been adjusted to reflect the reclassification of Burberry as a discontinued operation. This change was also reflected in the GUS Group's financial statements for the year ended 31 March 2006. In addition, as also indicated therein, some further adjustments were made as a result of clearer IFRS interpretation becoming available. The comparative figures for the six months ended 30 September 2005 have been restated accordingly and the effect of these changes is shown below.

GUS Group income statement

| | | Six months ended 30 September 2005<br>Operating profit | Profit before tax | Profit for the financial period |
|---|---|---|---|---|
| | Notes | Â£m | Â£m | Â£m |
| As reported on 17 November 2005 | | 341 | 348 | 298 |
| Further adjustments: | | | | |
| Reclassification of Burberry (note F) | | (76) | (78) | - |
| Adjustment for depreciation on store impairment charges | (i) | 4 | 4 | 4 |

| | | | | |
|---|---|---|---|---|
| Adjustment for further amortisation of acquisition intangibles | (ii) | [illegible] | [illegible] | [illegible] |
| Adjustment for guaranteed rental uplifts | (iii) | (1) | (1) | (1) |
| As restated | | 264 | 269 | 297 |

| GUS Group balance sheet | Notes | Net assets 30 September 2005 Â£m |
|---|---|---|
| As reported on 17 November 2005 | | 3,376 |
| Further adjustments: | | |
| Adjustment for store impairment charges, net of depreciation | (i) | (20) |
| Adjustment for onerous leases | (i) | (14) |
| Adjustment for amortisation of acquisition intangibles | (ii) | (12) |
| Adjustment for guaranteed rental uplifts | (iii) | (2) |
| Adjustment for recognition of taxation liabilities | (iv) | (26) |
| As restated | | 3,302 |

UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 September 2006

A. Basis of preparation (continued)

Notes:

(i) Store impairment charges and onerous leases

It had been the policy of Home Retail Group to use a geographic clustering approach when looking at whether store assets should be impaired, but emerging practice required impairment reviews to be performed on a store by store basis. As a result of this change, there was an impairment charge at Homebase of Â£36m, relating to the balance sheet at 31 March 2004 on transition to IFRS. There was no impairment charge in the year ended 31 March 2005. The Homebase store impairment charge has been determined on a store by store basis by comparing the carrying value of property, plant and equipment with the net present value of their future cash flows. The store impairment charge also triggered the recognition of an onerous lease provision of Â£14m at 31 March 2005.

(ii) Â£8m of acquisition intangibles have been reclassified from goodwill and these intangibles are now amortised with Â£4m charged to the Group income statement.

(iii) The results for the year ended 31 March 2005 were also adjusted as a result of clearer guidance on the accounting treatment of 'Guaranteed Rental Uplifts' payable on certain leased premises. Such uplifts are now recognised on a straight line basis over the length of the lease. The effect was to reduce the retained earnings reserve and net assets by Â£2m at 30 September 2005. There was a Â£1m charge to the income statement for the six months ended 30 September 2005.

(iv) The tax adjustments relate to the recognition of taxation liabilities on earlier acquisitions.

In the financial statements for the year ended 31 March 2006, the GUS Group separately reported provisions which comprised certain liabilities of Home Retail Group. These are also separately reported at 30 September 2006 with the comparative figures at 30 September 2005 restated accordingly. As a consequence, trade and other payables of Â£87m, which were reported within current liabilities at 30 September 2005, are now reported separately as provisions.

Comparative figures for the six months ended 30 September 2005 and the year ended 31 March 2006 have also been restated to be consistent with the treatment adopted in preparing the historical financial information for the GUS demerger circular. There has been a reallocation of costs between cost of sales and operating expenses to reflect the policies adopted therein. In addition the classification of derivatives in the balance sheet at 30 September 2005 and in the cash flow statements for the six months ended 30 September 2005 and the year ended 31 March 2006 has been revised.

The results for the year ended 31 March 2006 have been extracted from the GUS Group's statutory financial statements for that year. Those financial statements incorporated the results of GUS plc and its subsidiary undertakings for the financial year ended 31 March 2006 with the exception of Homebase where the GUS Group included its results for the financial year to the end of February. This was done to facilitate comparability to avoid distortions related to the timing of Easter. The financial information shown for the year ended 31 March 2006 does not constitute full financial statements within the meaning of section 240 of the Companies Act 1985. The full financial statements for that year have been reported on by the GUS Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

In October 2006, Experian Group Limited became the ultimate holding company of GUS plc and the separation of Home Retail Group and Experian by way of demerger was completed. Accordingly, in the Annual Report and Financial Statements of Experian Group Limited for the year ending 31 March 2007, Home Retail Group will be reported as a discontinued operation. Home Retail Group has been treated as a continuing operation for the six months ended 30 September 2006.



A. Basis of preparation (continued)

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The GUS Group interim financial statements are unaudited but have been reviewed by the auditors. Their report is set out on page 49.

B. Segmental information (primary segments)

Six months ended 30 September 2006

Continuing operations

| | Argos Â£m | Homebase Â£m | Financial Services Â£m | Home Retail Group Total | Experian Â£m | Central activities Â£m | Total continuing Â£m | Discontinued operations Â£m | Total Group |
|---|---|---|---|---|---|---|---|---|---|
| Revenue | | | | | | | | | |
| Total revenue | 1,794 | 979 | 47 | 2,820 | 908 | - | 3,728 | - | 3,728 |
| Inter-segment revenue1 | - | - | - | - | (6) | - | (6) | | (6) |
| Revenue from external customers | 1,794 | 979 | 47 | 2,820 | 902 | - | 3,722 | - | 3,722 |
| Profit | | | | | | | | | |
| Operating profit | 72 | 41 | 4 | 117 | 170 | (93) | 194 | - | 194 |
| Group share of associates' profit before tax | - | - | - | - | 16 | - | 16 | - | 16 |
| Segmental result | 72 | 41 | 4 | 117 | 186 | (93) | 210 | - | 210 |
| Net interest | - | - | - | - | - | (26) | (26) | - | (26) |
| Financing fair value remeasurements | - | - | - | - | - | (7) | (7) | - | (7) |
| Tax expense on share of profit of associates | - | - | - | - | (1) | - | (1) | - | (1) |
| Profit before tax | 72 | 41 | 4 | 117 | 185 | (126) | 176 | - | 176 |
| Group tax expense | | | | | | | (52) | (8) | (60) |
| Profit for the financial period | | | | | | | 124 | (8) | 116 |

Six months ended 30 September 2005

Continuing operations

| | Argos Â£m | Homebase Â£m | Financial Services Â£m | Home Retail Group Total | Experian Â£m | Central activities Â£m | Total continuing Â£m | Discontinued operations Â£m | Total Group |
|---|---|---|---|---|---|---|---|---|---|
| Revenue | | | | | | | | | |
| Total revenue | 1,609 | 966 | 43 | 2,618 | 808 | - | 3,426 | 486 | 3,912 |
| Inter-segment revenue1 | - | - | - | - | (6) | - | (6) | - | (6) |
| Revenue from external customers | 1,609 | 966 | 43 | 2,618 | 802 | - | 3,420 | 486 | 3,906 |
| Profit | | | | | | | | | |
| Operating profit | 59 | 52 | 4 | 115 | 165 | (16) | 264 | 130 | 394 |
| Group share of | | | | | | | | | |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| associates profit before tax | - | - | - | - | 22 | - | 22 | - | 22 |
| Segmental result | 59 | 52 | 4 | 115 | 187 | (16) | 286 | 136 | 416 |
| Net interest | - | - | - | - | - | (16) | (16) | 2 | (14) |
| Financing fair value remeasurements | - | - | - | - | - | (1) | (1) | - | (1) |
| Profit before tax | 59 | 52 | 4 | 115 | 187 | (33) | 269 | 132 | 401 |
| Group tax expense | | | | | | | (74) | (30) | (104) |
| Profit for the financial period | | | | | | | 195 | 102 | 297 |

1 Inter-segment revenue represents the provision of services between Experian and Financial Services.

UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 September 2006

B. Segmental information (primary segments) (continued)

More to follow, for following part double-click [nRN3U3994M]

experian

**RNS**
**REG-Experian Group Ltd Interim Results - Part 4**

Released: 21/11/2006

RNS Number:3994M
Experian Group Ltd
Part 4 : For preceding part double-click [nRN2U3994M]

As indicated in note A, the segmental information for the six months ended 30 September 2005 has been restated. Discontinued operations comprise the businesses Burberry, Lewis and Wehkamp which were all individual segments. Additional information on these segments is shown in note F.

Year ended 31 March 2006

| | Continuing operations | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Argos Â£m | Homebase Â£m | Financial Services Â£m | Home Retail Group Total | Experian Â£m | Central activities Â£m | Total continuing Â£m | Discontinued operations Â£m | Total Group |
| Revenue | | | | | | | | | |
| Total revenue | 3,893 | 1,562 | 93 | 5,548 | 1,725 | - | 7,273 | 653 | 7,926 |
| Inter-segment revenue1 | - | - | - | - | (11) | - | (11) | - | (11) |
| Revenue from external customers | 3,893 | 1,562 | 93 | 5,548 | 1,714 | - | 7,262 | 653 | 7,915 |
| Profit | | | | | | | | | |
| Operating profit | 296 | 39 | 6 | 341 | 342 | (29) | 654 | 141 | 795 |
| Group share of associates' profit before tax | - | - | - | - | 38 | - | 38 | - | 38 |
| Segmental result | 296 | 39 | 6 | 341 | 380 | (29) | 692 | 141 | 833 |
| Net interest | - | - | - | - | - | (39) | (39) | (3) | 36 |
| Financing fair value remeasurements | - | - | - | - | - | (3) | (3) | - | (3) |
| Tax expense on share of profit of associates | - | - | - | - | (1) | - | (1) | - | (1) |
| Profit before tax | 296 | 39 | 6 | 341 | 379 | (71) | 649 | 144 | 793 |
| Group tax expense | | | | | | | (165) | (33) | (198) |
| Profit for the financial period | | | | | | | 484 | 111 | 595 |

1 Inter-segment revenue represents the provision of services between Experian and Financial Services.

2 The Homebase results are for the year ended 28 February 2006.

Discontinued operations comprise the businesses Burberry, Lewis and Wehkamp which were all individual segments. Additional information on these segments is shown in note F.

C. Exceptional items

| | Six months to 30 September 2006 | 2005 | Year to 31 March 2006 |
|---|---|---|---|
| | Â£m | Â£m | Â£m |
| Charge on early vesting of share awards at demerger of Home Retail Group and Experian | 13 | - | - |
| Other costs incurred relating to the demerger of Home Retail Group and Experian | 63 | - | 4 |
| Costs incurred in the closure of UK Account Processing | 15 | - | - |
| Total exceptional items | 91 | - | 4 |

Other costs incurred relating to the demerger of Home Retail Group and Experian comprise legal and professional fees in respect of the transaction, together with costs in connection with the cessation of the corporate functions of GUS plc.

On 27 April 2006, Experian announced its phased withdrawal from large scale credit card and loan account processing in the UK. The full cost of withdrawal of Â£15m, all of which is cash, has been charged in the six months ended 30 September 2006.

UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 September 2006

D. Taxation

The effective rate of tax based on the profit before tax for the six months ended 30 September 2006 of Â£176m (2005: Â£269m) is 29.5% (2005: 27.5%).

The tax expense comprises:

| | Six months to 30 September 2006 | 2005 | Year to 31 March 2006 |
|---|---|---|---|
| | Â£m | Â£m | Â£m |
| UK taxation | 32 | 56 | 126 |

| | | | |
|---|---|---|---|
| Non-UK taxation | 20 | 18 | 39 |
| Total tax expense | 52 | 74 | 165 |

E. Foreign currency

The principal exchange rates used were as follows:

| | Average | | | Closing | | |
|---|---|---|---|---|---|---|
| | Six months to 30 September | | Year to 31 March | 30 September | | 31 March |
| | 2006 | 2005 | 2006 | 2006 | 2005 | 2006 |
| US Dollar | 1.84 | 1.82 | 1.79 | 1.87 | 1.76 | 1.74 |
| Euro | 1.46 | 1.47 | 1.46 | 1.48 | 1.47 | 1.44 |

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the income statement is translated into sterling at average rates of exchange.

F. Discontinued operations

(i) The results for discontinued operations were as follows:

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| | Â£m | Â£m | Â£r |
| Revenue: | | | |
| Burberry | - | 355 | 472 |
| Wehkamp | - | 111 | 161 |
| Lewis Group | - | 20 | 20 |
| | - | 486 | 653 |
| EBIT: | | | |
| Burberry | - | 76 | 94 |
| Wehkamp | - | 13 | 20 |
| Lewis Group | - | 5 | 5 |
| Total EBIT | - | 94 | 119 |
| Net interest income | - | 2 | 3 |
| Profit before tax of discontinued operations | - | 96 | 122 |
| Tax charge in respect of pre-tax profit | - | (30) | (33) |
| Profit after tax of discontinued operations | - | 66 | 89 |
| Gains/(losses) on disposal of discontinued operations: | | | |
| Gain on Burberry shares | - | - | 10 |
| Costs incurred relating to the demerger of Burberry | - | - | (5) |
| Loss on disposal of Wehkamp | - | - | (19) |
| Profit on disposal of Lewis Group | - | 36 | 36 |
| Gains on disposals | - | 36 | 22 |
| Tax charge in respect of disposals | (8) | - | - |
| (Loss)/profit after tax on disposals | (8) | 36 | 22 |
| (Loss)/profit for the financial period from discontinued operations | (8) | 102 | 111 |

UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 September 2006

F. Discontinued operations (continued)

In the six months ended 30 September 2006, there was a tax charge in respect of taxation assets no longer recoverable following earlier disposals. In addition the GUS Group received the deferred consideration in respect of the disposal of the home shopping and Reality businesses of Â£140m.

On 19 May 2005, the GUS Group announced the sale of its remaining 50% interest in Lewis Group Limited and on 13 December 2005 divested its remaining 65% interest in Burberry Group plc. On 19 January 2006, the GUS Group sold Wehkamp, the leading home shopping brand in the Netherlands. As a result, these operations have been reclassified as discontinued.

(ii) The cash flows attributable to discontinued operations comprise:

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| | Â£m | Â£m | Â£m |
| From operating activities | - | (32) | (43) |
| From investing activities | - | (38) | (122) |
| From financing activities | - | (7) | (8) |
| Exchange and other movements | - | 3 | - |
| Net decrease in cash and cash equivalents in discontinued operations | - | (74) | (173) |

G. Basic and diluted earnings per share

The calculation of basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders of GUS plc by the weighted average number of Ordinary shares in issue during the period (excluding own shares held in Treasury and in the ESOP trust, which are treated as cancelled).

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes. The earnings figures used in the calculations are unchanged for diluted earnings per share.

During the prior year the GUS Group demerged its remaining interest in Burberry. This was followed by a share consolidation which reduced the number of GUS plc Ordinary shares in issue to 849m. As a result of the share consolidation the earnings per share numbers are comparable.

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| Basic earnings per share: | pence | pence | pence |
| Continuing operations | 14.5 | 19.8 | 51.2 |
| Discontinued operations | (0.9) | 8.2 | 9.0 |
| Continuing and discontinued operations | 13.6 | 28.0 | 60.2 |
| Diluted earnings per share: | | | |
| Continuing operations | 14.3 | 19.5 | 50.4 |
| Discontinued operations | (0.9) | 8.1 | 8.8 |
| Continuing and discontinued operations | 13.4 | 27.6 | 59.2 |

G. Basic and diluted earnings per share (continued)

| | Six months to 30 September 2006 | Six months to 30 September 2005 | Year to 31 March 2006 |
|---|---|---|---|
| Earnings: | Â£m | Â£m | Â£m |
| Continuing operations | 124 | 195 | 484 |
| Discontinued operations | (8) | 81 | 85 |
| Continuing and discontinued operations | 116 | 276 | 569 |

| | Six months to 30 September 2006 | Six months to 30 September 2005 | Year to 31 March 2006 |
|---|---|---|---|
| Number of shares in issue: | m | m | m |
| Number of shares in issue during the period | 855.9 | 986.5 | 946.7 |
| Dilutive effect of share incentive awards | 8.3 | 15.1 | 15.0 |
| Diluted number of shares in issue during the period | 864.2 | 1,001.6 | 961.7 |

H. Dividends

| | Six months to 30 September | | | | Year to 31 March | |
|---|---|---|---|---|---|---|
| | 2006 pence per share | 2006 Â£m | 2005 pence per share | 2005 Â£m | 2006 pence per share | 2006 £m |
| Amounts recognised as distributions to equity holders during the period: | | | | | | |
| Interim | - | - | - | - | 9.6 | 82 |
| Final | 21.9 | 188 | 20.5 | 202 | 20.5 | 202 |
| Ordinary dividends paid on equity shares | 21.9 | 188 | 20.5 | 202 | 30.1 | 284 |

These dividends have been recognised and paid as dividends to GUS plc shareholders. No dividend has been declared in respect of the six months ended 30 September 2006.

I. Analysis of net debt

| | 30 September 2006 | 30 September 2005 | 31 March 2006 |
|---|---|---|---|
| | Â£m | Â£m | Â£m |
| Cash and cash equivalents (net of overdrafts) | 39 | 171 | 80 |
| Derivatives hedging loans and borrowings | 4 | 31 | 46 |
| Debt due within one year | (757) | (312) | (29) |
| Finance leases | (2) | (5) | (5) |

| | | | |
|---|---|---|---|
| Debt due after more than one year | [illegible] | [illegible] | [illegible] |
| Net debt at the end of the financial period | (1,579) | (1,768) | (1,974) |
| | | | |
| Continuing operations | (1,579) | (1,869) | (1,974) |
| Discontinued operations | - | 101 | - |
| Net debt at the end of the financial period | (1,579) | (1,768) | (1,974) |

Net debt is a non-GAAP measure and is calculated as total debt less cash and cash equivalents. Total debt includes loans and borrowings (and the fair value of derivatives hedging loans and borrowings), overdrafts and obligations under finance leases. Interest payable on borrowings is excluded from net debt.

UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 September 2006

J. Reconciliation of movements in equity

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 | 2005 (Restated) (Note A) | 2006 |
| | Â£m | Â£m | Â£m |
| Total equity at 1 April | 3,132 | 3,311 | 3,311 |
| Cumulative adjustment for the implementation of IAS 39* | - | 12 | 12 |
| Balance at 1 April, as restated | 3,132 | 3,323 | 3,323 |
| Profit for the financial period | 116 | 297 | 595 |
| Net (loss)/income recognised directly in equity for the financial period | (16) | 4 | 20 |
| Employee share option schemes: | | | |
| - value of employee services | 27 | 12 | 35 |
| - proceeds from shares issued | 29 | 16 | 30 |
| Decrease in minority interests arising due to corporate transactions | - | (108) | (277) |
| Disposal/(purchase) of ESOP shares | 3 | (33) | (16) |
| Equity dividends paid during the period | (188) | (202) | (284) |
| Dividend in specie relating to the demerger of Burberry Group plc | - | - | (287) |
| Dividends paid to minority shareholders | - | (7) | (7) |
| Total equity at the end of the financial period | 3,103 | 3,302 | 3,132 |

* IAS 39 was adopted on 1 April 2005.

K. Cash generated from operations

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | 2006 | 2005 (Restated) (Note A) | 2006 (Restated) (Note A) |
| | Â£m | Â£m | Â£m |
| Cash flows from operating activities | | | |
| Profit after tax | 124 | 195 | 484 |
| Adjustments for: | | | |
| Group tax expense | 52 | 74 | 165 |
| Share of post-tax profits of associates | (15) | (22) | (37) |

| | | | |
|---|---|---|---|
| Net financing costs | 33 | 17 | 42 |
| Operating profit | 194 | 264 | 654 |
| Depreciation and amortisation | 156 | 137 | 295 |
| Gain on disposal of fixed assets and non-cash charges | - | 1 | - |
| Credit in respect of share incentive schemes | 26 | 12 | 30 |
| Exceptional items included in working capital | 49 | - | 4 |
| Change in working capital | 167 | 50 | (60) |
| Cash generated from operations | 592 | 464 | 923 |

UNAUDITED NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 September 2006

L. Post-employment benefits

Following changes introduced by the Finance Act 2004 which took effect from 6 April 2006 (A-Day), the principal defined benefit pension schemes operated by the GUS Group (the GUS Pension Scheme and the Argos Pension Scheme) have implemented revised terms for members exchanging pension at retirement date for a tax-free lump sum. With less than six months of experience since A-Day, insufficient time has elapsed as at 30 September 2006 to reliably estimate the changes in the commutation behaviour of pension scheme members in the longer term. Accordingly, no effect of this change has been recognised in the interim financial statements.

M. Related parties

Experian companies made net sales and recharges, under normal commercial terms and conditions that would be available to third parties, to First American Real Estate Solutions LLC (an associated undertaking) of Â£8m in the six months ended 30 September 2006 (2005: Â£6m) and Â£12m in the year ended 31 March 2006. There were no other material transactions with related parties.

N. Post balance sheet events

On 10 October 2006, Experian Group Limited became the ultimate holding company of GUS plc and the separation of Home Retail Group and Experian by way of demerger was completed. Shares in GUS plc ceased to be listed as part of the demerger process. Trading in shares in Experian Group Limited on the London Stock Exchange's market for listed securities commenced on 11 October 2006. Experian Group Limited also raised US$1,447m (Â£778m) by way of a share offer on that day.

O. Corporate information

GUS plc is a public limited company incorporated and domiciled in England and during the period under review was listed on the London Stock Exchange.

P. Corporate website

The maintenance and integrity of the website on which this report is published, www.experiangroup.com, is the responsibility of the directors. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

INDEPENDENT REVIEW REPORT TO GUS plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the group interim balance sheet as at 30 September 2006 and the related group interim statements of income, cash flows and recognised income and expenses for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note A.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

PricewaterhouseCoopers LLP

London

21 November 2006



END
IR FEUEFSSMSEFF

experian

**RNS**
**REG-Experian Group Ltd Noteholder Resolution**

Released: 23/11/2006

RNS Number:6342M
Experian Group Limited
23 November 2006

23 November 2006

Experian
GUS plc Â£350,000,000 5.625% Notes due 2013
Noteholder Resolution

Experian, the global information solutions business, announces that the Extraordinary Resolution in respect of the GUS plc Â£350,000,000 5.625% Notes due 2013 which was published on 13 November 2006 has now been approved in writing by holders of over 90% of the Notes. Accordingly, the supplemental trust deed has been executed and the Notes are now modified in the manner described in the Resolution. The consent fee will be paid on 27 November 2006.

Enquiries

Experian

Peter Blythe
Director of Corporate Finance 020 7495 0070

Allen & Overy LLP (legal adviser to HSBC Trustee)
Morgan Krone Partner 020 7330 2410

Finsbury
Rollo Head 020 7251 3801



END
MSCEAKFDASLKFFE

experian

**RNS**
**REG-Experian Group Ltd Holding(s) in Company**

Released: 01/12/2006

RNS Number:1255N
Experian Group Limited
01 December 2006

EXPERIAN GROUP LIMITED
HOLDING(S) IN COMPANY

Experian Group Limited ("Experian") has today received a notification, pursuant to Sections 198 to 203 of the Companies Act 1985, from Fidelity Investments International advising that FMR Corp., and its direct and indirect subsidiaries and Fidelity International Limited, and its direct and indirect subsidiaries, hold interests in 34,171,927 ordinary shares in Experian (representing 3.35% of the issued ordinary share capital of Experian). The notification was dated 30 November 2006.



END

HOLEAKAFELKKFFE

experian

**RNS**
**REG-Experian Group Ltd Doc re. Interim Report**

**Released: 04/12/2006**

RNS Number:1581N
Experian Group Limited
04 December 2006

Experian Group Limited - Interim Report

Copies of the Interim Report of Experian Group Limited for the six months ended 30 September 2006 and the covering letter from the Chairman of Experian Group Limited have been submitted to the UK Listing Authority and will be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary
Wharf London E14 5HS

Charles.Brown
Company Secretary
4 December 2006



END

DOCTIBMTMMJMBMF

experian®

# Interim Report

## Six months ended 30 September 2006


London

Argentina • Australia • Austria • Brazil • Bulgaria • Canada • China • Denmark • Estonia • Finland • France
Germany • Greece • Hong Kong • Ireland • Italy • Japan • Mexico • Monaco • Netherlands • New Zealand • Norway
Poland • Romania • Russia • Singapore • South Africa • Spain • Sweden • Turkey • United Kingdom • United States

# Highlights

- **Demerger and £800m equity issue successfully completed in October 2006**
- **Strong first half performance**
  - **solid organic growth in all three regions**
  - **EBIT margin increased in all four principal activities**
  - **further contract wins by product, business and region**
  - **acquisitions on track**
- **Sales from continuing activities up 17% at constant exchange rates to $1.6bn, with 7% organic growth (total sales $1.7bn, up 14%)**
- **EBIT from continuing activities up 16% at constant exchange rates to $388m, giving 21.9% margin excluding FARES (up 90bp)**
- **Profit before tax of $202m**
- **Pro forma net debt of $1.6bn after net proceeds of equity issue**
- **Interim dividend of 5.5 cents per share**

# Contents

# Overview of structure of financial information

On 10 October 2006, the separation of Experian Group Limited (Experian) and Home Retail Group was completed by way of demerger. As part of the demerger, Experian Group Limited became the ultimate holding company of GUS plc and related subsidiaries and shares in GUS plc ceased to be listed on the London Stock Exchange on 6 October 2006. Experian Group Limited was incorporated and registered on 30 June 2006 under the Jersey Companies Law as a public company limited by shares. Trading in shares in Experian on the London Stock Exchange's market for listed securities commenced on 11 October 2006.

As a result of the demerger, there are two sets of financial information presented in this interim report. The commentary on pages 3 to 11 relates to Part One. This commentary is supported by an analysis of Experian sales and EBIT by principal activity on page 12 and by a reconciliation of Experian sales and EBIT by geography on page 13. The definition of non-GAAP measures used throughout this commentary is set out on pages 12 to 13.

**Part One: Unaudited financial information for Experian**

In order to demonstrate the historical results of Experian, unaudited financial information for Experian is set out in Part One. This has been prepared on a basis consistent with the Experian information included in its prospectus dated 14 September 2006. As previously indicated, this information is presented in US dollars.

This extracted financial information may not be representative of future results. The historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating expenses, tax charges and dividends may be significantly different from those that resulted from Experian being wholly owned by GUS plc.

**Part Two: Unaudited financial information for GUS plc**

To comply with listing requirements, consolidated financial information in respect of GUS plc and its subsidiaries, including Experian and Home Retail Group, is set out in Part Two. This financial information is reported in sterling as that was the reporting currency of GUS plc throughout the period presented.

The financial information included in Part Two in respect of the year ended 31 March 2006 will form the basis of the comparative information for inclusion in the first Annual Report of Experian Group Limited which will be published in June 2007. For the purpose of that document, the information will be re-presented in US dollars.

# Chief Executive's review

**Successfully completed demerger and £800m equity issue**

On 11 October 2006, trading started in shares in Experian on the London Stock Exchange, following the demerger from GUS plc. At the same time, Experian raised £800m of new equity from existing and new shareholders, allowing it to start life as an independent company with sufficient flexibility to fund future growth opportunities.

**Good strategic and operational progress in the first half**

Experian has a clear strategy to capitalise on the growth opportunities available to it. We aim to drive organic growth (through deeper client relationships, geographic and vertical expansion and product innovation); accelerate this organic growth through complementary acquisitions; and deliver operational leverage to maintain or improve margins.

We executed well against our plans in the first half:

- each of our three regions (Americas, UK and Ireland and EMEA/Asia Pacific) has delivered organic growth in the range of 6% to 8%, despite some challenging market conditions;
- EBIT margin has increased in each of our four principal activities (Credit Services, Decision Analytics, Marketing Solutions and Interactive);
- we have won a number of major new contracts with existing clients, including Bank of America, BSkyB and EDF;
- we have strengthened our position outside the US and UK, with client wins in several countries including Japan, Taiwan, China and Russia;
- we have seen further growth outside the traditional financial services sector, especially in telecommunications and government, as well as in our Interactive division, which connects consumers to clients over the Internet;
- we have introduced new products in response to clients' needs, including the VantageScore in the US, insolvency scorecards in the UK and Fusion from ClarityBlue; and
- acquisitions continue to perform well. As previously disclosed, the acquisitions made in the three years to March 2005 together delivered double-digit post-tax returns in the year to March 2006. Our more recent acquisitions are together trading to plan and are on track to meet our investment hurdle rates of a post-tax double-digit return on investment over time.

**Continued investment in business**

As well as further investment through the income statement in people, products and infrastructure, we have continued to invest through capital expenditure and acquisition. Capital expenditure in the first half was $118m, with about $250m to $270m expected for the full year. Of this, about $20m relates to an accelerated technology spend on data centre consolidation in the US. Acquisition spend in the first half was $80m. Experian has acquired credit bureaux in both Canada and Estonia (the latter in October 2006), as well as Eiger Systems, a bank account validation software company which complements the address validation activities of QAS.

**Interim dividend of 5.5 cents announced**

The Board of Experian has confirmed that its dividend policy is to have a cover (based on Benchmark EPS) of at least three times on an annual basis. Consistent with this, the Board has announced an interim dividend of 5.5 cents per share.

# Part One: Unaudited financial information for Experian

*The following analysis refers to the unaudited financial information for the Experian group of companies. This extracted financial information may not be representative of future results. The historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating expenses, tax charges and dividends may be significantly different from those that resulted from Experian being wholly owned by GUS plc.*

**Sales from continuing activities up 17% at constant exchange rates to $1.6bn,** 7% organic growth. Total sales $1.7bn.

**EBIT from continuing activities up 16% at constant exchange rates to $388m,** reflecting margin expansion in all four principal activities partly offset by the anticipated decline in FARES.

**Benchmark PBT of $391m,** distorted by the pre-demerger central costs and capital structure and impacted by discontinuing activities. Profit before taxation of $202m.

**Effective tax rate of 23.0%** based on Benchmark PBT, in line with our expectations for the full year.

| Six months to 30 September | Sales | | Profit | |
|---|---|---|---|---|
| | 2006 $m | 2005 $m | 2006 $m | 2005 $m |
| Americas | 965 | 813 | 270 | 229 |
| UK and Ireland | 401 | 326 | 110 | 90 |
| EMEA/Asia Pacific | 271 | 249 | 29 | 29 |
| **Sub-total** | **1,637** | **1,388** | **409** | **348** |
| Central activities | - | - | (21) | (16) |
| **Continuing activities** | **1,637** | **1,388** | **388** | **332** |
| Discontinuing activities[1] | 37 | 84 | 8 | 22 |
| **Total** | **1,674** | **1,472** | **396** | **354** |
| Net interest | | | (5) | 9 |
| **Benchmark PBT** | | | **391** | **363** |
| Amortisation of acquisition intangibles | | | (37) | (24) |
| Exceptional items | | | (138) | - |
| Financing fair value remeasurements | | | (12) | 4 |
| Tax expense of associates | | | (2) | - |
| **Profit before taxation** | | | **202** | **343** |
| Taxation | | | (50) | (81) |
| **Profit attributable to equity shareholders** | | | **152** | **262** |
| **Benchmark EPS (cents)** | | | **35.1** | **33.0** |
| **Basic EPS (cents)** | | | **17.8** | **30.8** |
| Weighted average number of ordinary shares | | | 855.9m | 848.4m |

1 Discontinuing activities include MetaReward and UK account processing
See page 12 for an analysis of sales and EBIT by principal activity
See pages 12 to 13 for the definition of non-GAAP measures

# Experian Americas

**Sales from continuing activities up 19%; 8% organic**

**EBIT from continuing activities up 27% excluding FARES; up 17% including the anticipated decline in FARES**

**EBIT margin excluding FARES up 180 basis points**

**Robust performance from Credit Services given strong comparatives and challenging market**

**Organic sales growth of over 20% in Decision Analytics and Interactive**

| Six months to 30 September | 2006 $m | 2005 $m | Growth | Organic growth |
|---|---|---|---|---|
| **Sales – direct business** | | | | |
| - Credit Services | 395 | 379 | 4% | - |
| - Decision Analytics | 38 | 30 | 26% | 26% |
| - Marketing Solutions | 173 | 171 | 1% | (2%) |
| - Interactive | 359 | 233 | 54% | 24% |
| **Total - continuing activities** | **965** | **813** | **19%** | **8%** |
| Discontinuing activities[1] | 3 | 43 | na | |
| **Total Americas** | **968** | **856** | **13%** | |
| **EBIT** | | | | |
| - Direct business | 240 | 188 | 27% | |
| - FARES | 30 | 41 | (27%) | |
| **Total – continuing activities** | **270** | **229** | **17%** | |
| Discontinuing activities[1] | (7) | 5 | na | |
| **Total Americas** | **263** | **234** | **12%** | |
| **EBIT margin[2]** | **24.9%** | **23.1%** | | |

1 Discontinuing activities include MetaReward
2 EBIT margin is for continuing direct business only and excludes FARES

## Operational review

Experian Americas had another strong half year, despite some challenging markets and strong comparatives. Management focused on delivering operating leverage to drive profit growth.

### *Credit Services*

*Includes consumer credit and business information bureaux, Baker Hill (commercial lending software) and automotive services*

Sales in Credit Services were up 4% in total in the first half (flat year-on-year on an organic basis), a robust performance considering the exceptionally favourable market conditions in the first half of last year, resulting in tough comparatives (H1 2005: +18%).

The impact of higher US interest rates coupled with the economic slowdown, driven by softness in the housing market, continues to affect demand for new credit from US consumers. A slowdown in sales growth of products relating to credit origination was offset by double-digit growth in portfolio management and collections products and continued strength in business credit. Baker Hill, which was acquired in August 2005, continued to deliver strong double-digit growth with further client wins including Fifth Third Bancorp and Bank of Oklahoma. VantageScore, the new credit score jointly developed by the three US credit bureaux, continues to win acceptance by clients. To date, about 400 clients have bought this score to test its effectiveness in predicting risk.

In September 2006, Experian acquired the Northern Credit Bureaus consumer database in Canada. This will enable Experian, over time, to meet clients' demands for data, building on its established Decision Analytics business in this market.

***Decision Analytics***

*Includes credit analytics, decision support software and fraud solutions*

The performance of Decision Analytics in the first half was exceptionally strong, with sales up 26%, as the business continued to take share in the US. This reflects improved execution in sales and delivery and the strength of our product suite. During the first half, Experian further expanded its relationship with Bank of America to include many Experian analytical tools and software solutions. These provide a common platform across all the bank's credit products, embedding Experian in Bank of America's lending processes. The first half benefited from one-off development work associated with this contract. There was also good growth from recent initiatives with US credit card processors, where Experian's account management software (ProbeSM) is now used to process one quarter of all credit card accounts in the US. Good progress was also made in fraud solutions, with three of the top five US retail banks now committed to using Precise ID, our new fraud detection system.

***Marketing Solutions***

*Includes data and data management (consumer data, list processing and data integrity, database management and analytics), digital services (CheetahMail) and research services (Simmons and Vente)*

Total sales in Marketing Solutions increased by 1% in the first half, with a slight decline (-2%) on an organic basis. As anticipated, there was a low double-digit decline in the traditional activities of consumer data, list processing and database management as clients continued to move from direct mail to other channels. These traditional activities accounted for well over half of Marketing Solutions sales in the first half. Sales in Digital Services and Research Services together delivered organic growth in excess of 20%, driven by growth in their markets, new clients and new products. Building on Experian's established position in the US, QAS is gaining traction (as evidenced by several new client wins) and ClarityBlue is seeing some early success.

***Interactive***

*Includes Consumer Direct (online credit reports, scores and monitoring services) and lead generation businesses: LowerMyBills (mortgages), PriceGrabber (comparison shopping), Affiliate Fuel and ClassesUSA (online education)*

Sales in Interactive grew by 54% in the first half, contributing 37% of total Americas sales from continuing activities. Organic growth was 24%, with the balance of 30% from acquisitions (mainly PriceGrabber). Interactive continued to benefit from consumers' increasing use of the Internet for information and purchase decisions.

Consumer Direct continued its very strong performance as the clear leader in its market. During the first half, it increased marketing spend, especially in broadcast, which fuelled growth in the number of members. It also improved retention rates by an increased focus on customer service. LowerMyBills, which was acquired in May 2005, saw a moderation in the rate of sales growth in the first half, held back by contraction at a major client (Ameriquest) and a more subdued mortgage market. However, EBIT grew strongly in the period as LowerMyBills focused on more profitable marketing spend and used Experian data and analytics to improve the quality of leads it generates for lenders. It also continues to increase the number of clients it works for. PriceGrabber, which was acquired in December 2005, delivered excellent growth in the first half, due to an increase in revenue from all traffic sources (co-brands, free or organic search and paid search) and is well positioned to benefit from the expected growth in online Christmas shopping.

The focus of Interactive over the last six months has been to share expertise in order to buy and deploy advertising expenditure more effectively and convert more visitors to leads. It is developing increasingly sophisticated tools, often using Experian data and analytics, to optimise both the level and type of spend on customer acquisition – an increasingly important skill as the cost of Internet advertising continues to increase.

**Financial review**

Sales from continuing activities were $965m, up 19% compared to the same period last year, with organic growth of 8%. Acquisitions, primarily in the Interactive segment, contributed 11% to sales growth in the first half, with a low single-digit contribution expected for the second half.

EBIT from direct businesses was $240m (2005: $188m), an increase of 27% in the period, giving an EBIT margin of 24.9% (2005: 23.1%). The margin improvement was broadly based across all segments, while Credit Services also benefited from the impact of last year's affiliate credit bureau acquisitions.

EBIT from FARES, the 20%-owned real estate information associate, declined, as anticipated, in the period to $30m, compared to $41m last year. This was primarily due to the decline in US mortgage originations and the residual impact of last year's corporate restructuring at FARES. The impact of falling sales on FARES' EBIT was partly offset by further cost cutting and off-shoring of back office functions, as well as initiatives to exit unprofitable client relationships. These factors are expected to provide some support to profit in the second half (H2 2005: $28m).

# Experian UK and Ireland

**Sales from continuing activities up 22%; 8% organic**

**EBIT from continuing activities up 19%**

**EBIT margin at 27.4%, slightly impacted by first time contribution from lower margin ClarityBlue acquisition**

**Credit Services showed solid organic sales growth despite a challenging UK consumer credit environment; Decision Analytics sales up 8%**

**Interactive sales more than trebled**

| Six months to 30 September | 2006 $m | 2005 $m | Growth[3] | Organic growth[3] |
|---|---|---|---|---|
| **Sales** | | | | |
| - Credit Services | 128 | 122 | 4% | 4% |
| - Decision Analytics | 105 | 95 | 9% | 8% |
| - Marketing Solutions | 154 | 105 | 46% | 3% |
| - Interactive | 14 | 4 | 234% | 234% |
| **Total - continuing activities** | **401** | **326** | **22%** | **8%** |
| Discontinuing activities[1] | 34 | 41 | na | |
| **Total UK and Ireland** | **435** | **367** | **17%** | |
| **EBIT - continuing activities** | **110** | **90** | **19%** | |
| Discontinuing activities[1] | 15 | 17 | na | |
| **Total UK and Ireland** | **125** | **107** | **14%** | |
| **EBIT margin[2]** | **27.4%** | **27.6%** | | |

1 Discontinuing activities include UK account processing
2 EBIT margin for continuing activities only
3 Growth at constant FX rates

## Operational review

Experian UK and Ireland performed well in the first half, despite a difficult consumer credit environment. This illustrates the strength of Experian's diversified portfolio by sector and product in this region.

### *Credit Services*

*Includes consumer credit and business information bureaux and automotive and insurance services*

The consumer credit environment in the UK remained challenging during the first half, with a further fall in the level of gross unsecured lending to consumers, a substantial increase in bad debt write-offs as reported by financial services companies and a sharp rise in personal insolvencies. Against this background, sales in Credit Services increased by 4%. As expected, financial services clients transferred some of their spending from customer acquisition to cross-selling to existing customers, and to portfolio and risk management. There was also strong growth in the first half outside financial services, with market share gains in the telecommunications sector as an example.

### *Decision Analytics*

*Includes credit analytics, decision support software and fraud solutions*

Decision Analytics is more developed in the UK than in any other region, as it has grown over the years alongside Credit Services. In the first half, sales increased by 8% on an organic basis. Experian continues to sell new products to existing clients – a good example is Vodafone UK which is now buying optimisation tools. There was good take-up by clients of Experian's Consumer Indebtedness Index, which assesses a borrower's total debt levels and predicts the likelihood of repayment. There was also particularly strong growth from fraud solutions, especially in authentication services sold to the public sector and from the latest generation of the Hunter application fraud detection product. Product innovation continued with, for example, the launch of insolvency scorecards, which help lenders predict the likelihood of existing customers becoming insolvent.

### *Marketing Solutions*

*Includes data and data management (consumer data, data integrity (QAS and Eiger Systems), database management (including ClarityBlue) and analytics), digital services (CheetahMail) and business strategies (including Mosaic consumer segmentation, economic forecasting and FootFall)*

Total sales in Marketing Solutions were up 46%, with organic growth of 3%. Organic growth continues to be impacted by weakness in the UK direct mail market, although there was good growth in areas such as CheetahMail and selling Mosaic into the public sector.

The contribution from acquisitions was 43%, mainly ClarityBlue, a leading UK provider of bespoke database marketing solutions, which was acquired in January 2006. There is strong momentum in ClarityBlue as it sells deeper into existing clients such as BSkyB, wins new clients and launches new products, including Fusion. This product combines ClarityBlue's database technology with Experian's marketing data to enable mid-tier clients to lower the cost of customer acquisition.

There was also a contribution from the smaller acquisitions of Footfall (customer counting and retail information), Catalist (petrol station location planning) and Eiger Systems, which was acquired in June 2006. Eiger Systems is a market-leading provider of bank account validation and payment processing software, which complements QAS. It has demonstrated good growth in the UK with potential for international expansion.

### *Interactive*

*Comprises CreditExpert (online credit reports, scores and monitoring services sold direct to consumers)*

CreditExpert performed very well in the first half of the year, with sales more than trebling in the period, albeit from a small base. The main driver has been growth in the number of members - almost two million credit reports have been delivered to CreditExpert customers since the beginning of the financial year. CreditExpert in the UK has also continued to benefit from working closely with the US. For example, it now has exclusive distribution arrangements with the five major portals in the UK – relationships which have strengthened its market leading positions in both the US and the UK.

### Financial review

Total sales from continuing activities were $401m, up 22% at constant exchange rates compared to the same period last year. Organic growth was 8%. The contribution to sales growth from acquisitions in the first half was 14%, with a broadly similar contribution expected in the second half.

EBIT from continuing activities was $110m, an increase of 19% at constant exchange rates over the same period last year. The EBIT margin was 27.4% (2005: 27.6%), with the slight decline reflecting the first time inclusion of ClarityBlue, which has margins below the average for Experian UK and Ireland. Elsewhere, the margin expansion was broadly based in each of Credit Services, Decision Analytics and Interactive, mainly reflecting the operating leverage from organic sales growth.

# Experian EMEA / Asia Pacific

**Sales up 7%; 6% organic**

**EBIT unchanged at $29m, reflecting higher investment in Asia Pacific and phasing of French restructuring costs**

**Excellent sales growth from Decision Analytics, especially in Southern and Eastern Europe and Asia Pacific**

| Six months to 30 September | 2006 $m | 2005 $m | Growth[1] | Organic growth[1] |
|---|---|---|---|---|
| **Sales** | | | | |
| - Credit Services | 208 | 200 | 2% | 2% |
| - Decision Analytics | 44 | 33 | 32% | 27% |
| - Marketing Solutions | 19 | 16 | 14% | 3% |
| **Total** | **271** | **249** | **7%** | **6%** |
| **EBIT** | **29** | **29** | **-** | |
| **EBIT margin** | **10.7%** | **11.6%** | | |

1 Growth at constant FX rates

## Operational review

Experian EMEA/Asia Pacific had another solid half year, reflecting the balance in its business between the high growth areas of Southern and Eastern Europe and Asia Pacific and the more mature markets such as France.

***Credit Services***

*Includes consumer credit bureaux in ten countries, business information bureaux in four countries and transaction processing mainly in France*

Credit Services sales grew by 2% at constant exchange rates in the first half of the year.

Sales in transaction processing, which account for about two thirds of Credit Services revenues in EMEA/Asia Pacific, were marginally ahead of last year. Cheque processing remains a mature market but Experian continues to consolidate its processing centres to reduce costs, renew existing contracts and win new business – now working for all top six French banks for the first time. Elsewhere, Experian is seeing growth in its business process outsourcing activities, with recent contract wins and renewals in the transport, utilities and healthcare sectors, which will underpin future growth. For example, Experian has recently signed a four year, multi-million euro contract with EDF to support its growth with business customers as the French utilities market deregulates.

There was double-digit growth from consumer credit services in Southern and Eastern Europe and South Africa. The acquisition of the Estonian business and consumer credit bureaux in October 2006, although small, will enhance the service offered to Experian's Northern European clients, many of whom are active in Estonia.

# Experian EMEA / Asia Pacific continued

***Decision Analytics***

*Includes credit analytics, decision support software and fraud solutions sold in over 60 countries around the world*

In the first half of the year, sales from Decision Analytics showed excellent growth of 32%, 27% on an organic basis, with a 5% contribution from acquisitions. There was particular strength in Southern and Eastern Europe, continued penetration in Asia (driven by contract wins in the financial services sector in Japan and Taiwan and its first small contract win in China) and strong growth in Russia. Decision Analytics continues to be used as the key way of entering and establishing a presence in new high growth geographies, before rolling out the full range of Experian credit and marketing services as appropriate.

***Marketing Solutions***

*Includes business strategies, data integrity (QAS) and other marketing services around the world*

Sales in total increased by 14% in the period, with organic growth of 3%. There was an 11% contribution from acquisitions, principally in Business Strategies (Footfall).

**Financial review**

Total sales were $271m, up 7% at constant exchange rates compared to the same period last year. Organic growth was 6%.

EBIT was $29m, unchanged at constant exchange rates from a year ago, giving an EBIT margin of 10.7% (2005: 11.6%). The margin decline in the first half was attributable to restructuring costs of $3m relating to the further consolidation of French cheque processing centres - a similar charge was incurred in the second half of last year. Excluding these costs, margins increased slightly in the first half, whilst funding further investment in Asia Pacific in people and infrastructure.

# Other items

**Central activities**

Following the demerger, the costs of Experian's central activities are expected to be about $50m in a full financial year – split broadly equally between the first and second halves of the year.

In the six months to 30 September 2006, the reported costs of central activities were $21m (2005: $16m), including an allocation of head office costs from GUS plc.

**Net interest**

At 30 September 2006, Experian had net debt of $3,036m. On a pro forma basis, adjusting for net proceeds from the equity issue in October 2006 of $1,447m, Experian would have had net debt of $1,589m. The pro forma net interest expense for the second half of this financial year based on this level of pro forma net debt is expected to be $35m to $40m, including the estimated six-month credit to interest of about $8m relating to the excess of the expected return on pension assets over the interest on pension liabilities.

In the six months to 30 September 2006, the reported net interest expense was $5m (2005: $9m income), reflecting the pre-demerger capital structure of Experian under GUS plc.

**Amortisation of acquisition intangibles**

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. In the six months to 30 September 2006, the charge for amortisation of acquisition intangibles was $37m (2005: $24m).

**Exceptional items**

| Six months to 30 September | 2006 $m | 2005 $m |
|---|---|---|
| Demerger-related costs | 110 | - |
| UK account processing closure costs | 28 | - |
| **Total** | **138** | - |

Costs relating to GUS' demerger of Experian and Home Retail Group comprise mainly legal and professional fees in respect of the transaction, costs in respect of the cessation of the corporate functions of GUS plc and the charge incurred on the early vesting of share awards.

Other exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs have been charged against EBIT in the segments in which they are incurred. In April 2006, Experian announced the phased withdrawal from large scale credit card and loan account processing in the UK. As previously disclosed, the costs of withdrawal of approximately $28m have been charged in the six months to 30 September 2006.

**Financing fair value remeasurements**

An element of Experian's derivatives is ineligible for hedge accounting. Gains or losses on such elements arising from market movements are charged or credited to the income statement. In the six months to 30 September 2006, this amounted to a charge of $12m (2005: $4m credit).

**Taxation**

In the six months to 30 September 2006, the effective rate of tax on Benchmark PBT, defined as the total tax expense adjusted for the tax impact of non-Benchmark items divided by Benchmark PBT of $391m, was 23.0%. Experian expects the effective rate of tax on Benchmark PBT to be about 23% for the current financial year.

**Earnings per share**

Following the demerger and equity issue completed in October, Experian now has approximately 1,021m ordinary shares in issue. The number of shares to be used for the purposes of calculating basic earnings per share will be 1,010m.

In the six months to 30 September, Benchmark EPS was 35.1 cents and basic EPS was 17.8 cents. This was calculated on a weighted average number of shares of 855.9m, reflecting the GUS capital structure during that period.

**Foreign exchange**

The £/$ exchange rate moved from an average of $1.82 in the six months to September 2005 to $1.84 in 2006. The €/$ exchange rate moved from an average of €1.24 in the six months to September 2005 to €1.27 in 2006. This increased reported sales by $19m in the first half and EBIT by $4m.

The closing £/$ exchange rate at 30 September 2006 was $1.87 (2005: $1.76), and the €/$ exchange rate at 30 September 2006 was €1.27 (2005: €1.20).

# Experian sales and EBIT by principal activity

| Six months to 30 September | 2006 $m | 2005 $m | Total growth[4] | Organic growth[4] |
|---|---|---|---|---|
| **Sales** | | | | |
| - Credit Services | 731 | 701 | 4% | 2% |
| - Decision Analytics | 187 | 158 | 17% | 16% |
| - Marketing Solutions | 346 | 292 | 18% | - |
| - Interactive | 373 | 237 | 57% | 27% |
| **Total - continuing activities** | **1,637** | **1,388** | **17%** | **7%** |
| Discontinuing activities[1] | 37 | 84 | na | |
| **Total** | **1,674** | **1,472** | **13%** | |
| | | | | |
| **EBIT** | | | | |
| - Credit Services - direct business | 198 | 182 | 8% | |
| - FARES | 30 | 41 | (27%) | |
| - Total Credit Services | 228 | 223 | 2% | |
| - Decision Analytics | 69 | 52 | 31% | |
| - Marketing Solutions | 30 | 22 | 29% | |
| - Interactive | 82 | 51 | 59% | |
| - Central activities | (21) | (16) | na | |
| **Total - continuing activities** | **388** | **332** | **16%** | |
| Discontinuing activities[1] | 8 | 22 | na | |
| **Total** | **396** | **354** | **11%** | |
| | | | | |
| **EBIT margin[2]** | | | | |
| - Credit Services - direct business | 27.1% | 26.0% | | |
| - Decision Analytics | 36.9% | 32.9% | | |
| - Marketing Solutions | 8.7% | 7.5% | | |
| - Interactive | 22.0% | 21.5% | | |
| **Total EBIT margin[3]** | **21.9%** | **21.0%** | | |

1 Discontinuing activities include MetaReward and UK account processing
2 EBIT margin is for continuing direct business only and excludes FARES
3 Total EBIT margin for continuing direct business only and after central activities
4 Growth at constant FX rates

# Use of non-GAAP financial information

Experian has identified certain measures that it believes will assist understanding of the performance of the business. This approach is largely comparable with that previously used by GUS plc, but as the measures are not defined under IFRS they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management have included them as these are considered to be important comparables and key measures used within the business for assessing performance.

The following are the key non-GAAP measures identified by Experian:

*Benchmark profit before tax (Benchmark PBT):* Benchmark PBT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, financing fair value remeasurements and taxation. It includes Experian's share of pre-tax profits of associates.

*Earnings before interest and tax (EBIT):* EBIT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, net financing costs, financing fair value remeasurements and taxation. It includes Experian's share of pre-tax profits of associates.

*Exceptional items:* The separate reporting of non-recurring items gives an indication of Experian's underlying performance. Exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs have been charged against EBIT in the segments in which they are incurred.

*Discontinuing activities:* Experian defines discontinuing activities as businesses sold, closed or identified for closure during a financial year. These are treated as discontinuing activities for both sales and EBIT purposes. Prior periods, where shown, are restated to exclude the results on discontinuing activities. This financial measure differs from the definition of discontinued operations set out in IFRS 5 (Non-current assets held for sale and discontinued operations). Under IFRS 5, a discontinued operation is: (i) a separate major line of business or geographical area of operations; (ii) part of a single plan to dispose of a major line of business or geographical area of operations; or (iii) a subsidiary acquired exclusively with a view to resale.

*Continuing activities:* Businesses trading at 30 September 2006 that have not been disclosed as discontinuing activities are treated as continuing activities.

*Organic growth:* This is the year-on-year change in continuing activities sales, at constant exchange rates, excluding acquisitions (other than affiliate credit bureaux) until the first anniversary date of consolidation.

*Direct business:* Direct business refers to Experian's business exclusive of financial results of FARES.

**Reconciliation of Experian sales and EBIT by geography**

| Six months to 30 September | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | Continuing activities $m | Discontinuing activities $m | Total $m | Continuing activities $m | Discontinuing activities $m | Total $m |
| **Sales** | | | | | | |
| Americas | 965 | 3 | 968 | 813 | 43 | 856 |
| UK and Ireland | 401 | 34 | 435 | 326 | 41 | 367 |
| EMEA/Asia Pacific | 271 | - | 271 | 249 | - | 249 |
| **Total sales** | **1,637** | **37** | **1,674** | **1,388** | **84** | **1,472** |
| **EBIT** | | | | | | |
| Americas - direct business | 240 | (7) | 233 | 188 | 5 | 193 |
| FARES | 30 | - | 30 | 41 | - | 41 |
| Total Americas | 270 | (7) | 263 | 229 | 5 | 234 |
| UK and Ireland | 110 | 15 | 125 | 90 | 17 | 107 |
| EMEA/Asia Pacific | 29 | - | 29 | 29 | - | 29 |
| Central activities | (21) | - | (21) | (16) | - | (16) |
| **Total EBIT** | **388** | **8** | **396** | **332** | **22** | **354** |
| Net interest | | | (5) | | | 9 |
| **Benchmark PBT** | | | **391** | | | **363** |
| Amortisation of acquisition intangibles | | | (37) | | | (24) |
| Exceptional items | | | (138) | | | - |
| Financing fair value remeasurements | | | (12) | | | 4 |
| Tax expense of associates | | | (2) | | | - |
| **Profit before tax** | | | **202** | | | **343** |

# Experian Group Limited
# Unaudited combined income statement

for the six months ended 30 September 2006

| | Notes | Six months to 30 September 2006 US$m | Six months to 30 September 2005 US$m | Year to 31 March 2006 US$m |
|---|---|---|---|---|
| Continuing operations: | | | | |
| **Revenue** | 3 | **1,674** | 1,472 | 3,084 |
| Cost of sales | | **(817)** | (707) | (1,527) |
| **Gross profit** | | **857** | 765 | 1,557 |
| Net operating expenses | | **(666)** | (475) | (971) |
| **Operating profit** | | **191** | 290 | 586 |
| Interest income | | **119** | 123 | 220 |
| Interest expense | | **(124)** | (114) | (232) |
| Financing fair value remeasurements | | **(12)** | 4 | (2) |
| Net financing (costs)/income | | **(17)** | 13 | (14) |
| Share of post-tax profits of associates | | **28** | 40 | 66 |
| **Profit before tax** | 3 | **202** | 343 | 638 |
| Tax expense | 6 | **(50)** | (81) | (118) |
| **Profit after tax and for the financial period** | | **152** | 262 | 520 |
| **Attributable to:** | | | | |
| Equity shareholders | | **152** | 262 | 520 |
| **Profit after tax and for the financial period** | | **152** | 262 | 520 |
| **Earnings per share** | 7 | **cents** | cents | cents |
| - Basic | | **17.8** | 30.8 | 61.2 |
| - Diluted | | **17.6** | 30.2 | 60.1 |

The financial information within this document may not be representative of future results. The historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating expenses, tax charges and dividends may be significantly different from those that resulted from being wholly owned by GUS plc.

| **Non-GAAP measures**<br>**Reconciliation of profit before tax to Benchmark PBT** | Notes | Six months to 30 September 2006 US$m | Six months to 30 September 2005 US$m | Year to 31 March 2006 US$m |
|---|---|---|---|---|
| **Profit before tax** | 3 | **202** | 343 | 638 |
| exclude: exceptional items | 5 | **138** | - | 7 |
| exclude: amortisation of acquisition intangibles | 5 | **37** | 24 | 66 |
| exclude: financing fair value remeasurements | 5 | **12** | (4) | 2 |
| exclude: tax expense on share of profits of associates | 3 | **2** | - | 2 |
| **Benchmark PBT** | 3 | **391** | 363 | 715 |
| **Benchmark earnings per share** | 7 | **cents** | cents | cents |
| - Basic | | **35.1** | 33.0 | 68.0 |
| - Diluted | | **34.8** | 32.4 | 66.8 |
| **Dividend per Experian Group Limited Ordinary share (announced)*** | 8 | **5.5** | | |

* The amount absorbed by this first dividend of Experian Group Limited is US$56m.

# Experian Group Limited
# Unaudited combined balance sheet

at 30 September 2006

| | 30 September 2006 US$m | 30 September 2005 US$m | 31 March 2006 US$m |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | | |
| Goodwill | **2,166** | 1,455 | 2,070 |
| Other intangible assets | **820** | 633 | 818 |
| Property, plant and equipment | **481** | 454 | 459 |
| Investment in associates | **238** | 215 | 225 |
| Deferred tax assets | **378** | 365 | 351 |
| Trade and other receivables | **9** | 5 | 14 |
| Other financial assets | **60** | 83 | 145 |
| | **4,152** | 3,210 | 4,082 |
| **Current assets** | | | |
| Inventories | **5** | 2 | 3 |
| Trade and other receivables | **784** | 2,824 | 3,239 |
| Current tax assets | **169** | 131 | 157 |
| Other financial assets | **18** | 21 | 6 |
| Cash and cash equivalents | **526** | 122 | 157 |
| | **1,502** | 3,100 | 3,562 |
| **Total assets** | **5,654** | 6,310 | 7,644 |
| **Liabilities** | | | |
| **Non-current liabilities** | | | |
| Trade and other payables | **(49)** | (101) | (96) |
| Loans and borrowings | **(1,208)** | (2,519) | (3,213) |
| Deferred tax liabilities | **(251)** | (184) | (233) |
| Retirement benefit obligations | **(28)** | (33) | (22) |
| Provisions | **(30)** | – | – |
| Other financial liabilities | **(2)** | (3) | (14) |
| | **(1,568)** | (2,840) | (3,578) |
| **Current liabilities** | | | |
| Trade and other payables | **(965)** | (2,158) | (2,766) |
| Loans and borrowings | **(2,402)** | (799) | (300) |
| Other financial liabilities | **(22)** | (31) | (36) |
| Current tax liabilities | **(406)** | (272) | (364) |
| | **(3,795)** | (3,260) | (3,466) |
| **Total liabilities** | **(5,363)** | (6,100) | (7,044) |
| **Net assets** | **291** | 210 | 600 |
| **Equity** | | | |
| **Invested capital** | **291** | 210 | 600 |

# Experian Group Limited
## Unaudited combined statement of recognised income and expense

for the six months ended 30 September 2006

| | Six months to 30 September 2006 US$m | 2005 US$m | Year to 31 March 2006 US$m |
|---|---|---|---|
| **Net income recognised directly in equity** | | | |
| Net investment hedge | **102** | 11 | (16) |
| Fair value losses in the period | **(1)** | – | (2) |
| Actuarial (losses)/gains in respect of defined benefit pension schemes | **(17)** | 23 | 29 |
| Currency translation differences | **(41)** | 10 | (4) |
| Tax charge in respect of items taken directly to equity | **(11)** | (11) | (7) |
| **Net income recognised directly in equity** | **32** | 33 | – |
| Profit for the financial period | **152** | 262 | 520 |
| **Total income recognised in the period** | **184** | 295 | 520 |
| **Total income recognised in the period attributable to:** | | | |
| Equity shareholders | **184** | 295 | 520 |
| **Total income recognised in the period** | **184** | 295 | 520 |
| **Cumulative adjustment for the implementation of IAS 39*** | | | |
| Attributable to equity shareholders | **–** | 8 | 8 |
| **Total** | **–** | 8 | 8 |

* IAS 39 was adopted on 1 April 2005.

# Experian Group Limited
# Unaudited combined cash flow statement

for the six months ended 30 September 2006

| | Six months to 30 September 2006 US$m | 2005 US$m | Year to 31 March 2006 US$m |
|---|---|---|---|
| **Cash generated from operations (note 11)** | **397** | 354 | 874 |
| Interest paid | **(84)** | (91) | (193) |
| Interest received | **85** | 96 | 170 |
| Dividends received from associates | **22** | 30 | 48 |
| Tax paid | **(56)** | (11) | (32) |
| **Net cash inflow from operating activities** | **364** | 378 | 867 |
| **Cash flows from investing activities** | | | |
| Purchase of property, plant and equipment | **(44)** | (28) | (62) |
| Purchase of intangible assets | **(74)** | (68) | (150) |
| Purchase of other financial assets and investments in associates | **(8)** | (12) | (41) |
| Acquisition of subsidiaries, net of cash acquired | **(80)** | (625) | (1,420) |
| **Net cash flows used in investing activities** | **(206)** | (733) | (1,673) |
| **Cash flows from financing activities** | | | |
| Purchase of GUS plc shares | **–** | (60) | (65) |
| Issue of GUS plc shares | **54** | 29 | 52 |
| Sale of GUS plc shares | **5** | – | 36 |
| New borrowings | **655** | 311 | 647 |
| Repayment of borrowings | **(1,420)** | – | (63) |
| Capital element of finance lease rental payments | **(2)** | (2) | (2) |
| Net receipts from derivatives held to manage currency profile | **21** | – | 13 |
| Equity dividends paid to GUS plc shareholders | **(346)** | (368) | (508) |
| Net dividends received from other GUS group companies | **13** | 11 | 21 |
| Net proceeds on disposal of other GUS group companies | **258** | 255 | 415 |
| Funding received from/(paid to) other GUS group companies | **434** | (134) | (57) |
| Net (increase)/decrease in equity in other GUS group companies | **(253)** | 38 | 93 |
| **Net cash flows (used in)/generated from financing activities** | **(581)** | 80 | 582 |
| Exchange and other movements | **91** | (1) | (20) |
| **Net decrease in cash and cash equivalents** | **(332)** | (276) | (244) |
| **Movement in cash and cash equivalents** | | | |
| Cash and cash equivalents at 1 April | **(89)** | 155 | 155 |
| Net decrease in cash and cash equivalents | **(332)** | (276) | (244) |
| **Cash and cash equivalents at the end of the financial period** | **(421)** | (121) | (89) |

**Non-GAAP measures**

| **Reconciliation of net decrease in cash and cash equivalents to movement in net debt** | Six months to 30 September 2006 US$m | 2005 US$m | Year to 31 March 2006 US$m |
|---|---|---|---|
| Net debt at 1 April | **(3,277)** | (2,654) | (2,654) |
| Net decrease in cash and cash equivalents | **(332)** | (276) | (244) |
| Decrease/(increase) in debt | **767** | (309) | (582) |
| Exchange and other movements | **(194)** | 132 | 203 |
| **Net debt at the end of the financial period (note 9)** | **(3,036)** | (3,107) | (3,277) |

# Experian Group Limited
# Unaudited notes to the combined financial information

for the six months ended 30 September 2006

### 1. Basis of preparation

This Combined Financial Information presents the financial record for the six months ended 30 September 2006, the six months ended 30 September 2005 and the year ended 31 March 2006 of those businesses held by Experian Group Limited at the date of admission of the shares of Experian Group Limited to the London Stock Exchange. The Combined Financial Information therefore comprises an aggregation of amounts included in the financial statements of Experian entities, GUS plc and certain other GUS entities (together the "Experian Companies"). It excludes those businesses which have been sold and have been demerged by GUS plc (principally Home Retail Group, Burberry and Lewis Group (together the "other GUS group companies")). The financial information shown for the year ended 31 March 2006 does not constitute full financial statements within the meaning of section 240 of the Companies Act 1985.

During the period, the Experian Companies did not form a separate legal group and therefore it is not *meaningful* to show share capital or an analysis of reserves for the Experian Companies within the Combined Financial Information. The net assets of the Experian Companies are represented by the *cumulative investment* in the Experian Companies (shown as "Invested capital").

The following summarises the accounting and other principles applied in preparing the Combined Financial Information:

- The Combined Financial Information has been prepared in accordance with the Listing Rules of the Financial Services Authority. There have been no new International Financial Reporting Standards ("IFRS") adopted since 1 April 2006 and accordingly the information has been prepared on a consistent basis with that reported for the year ended 31 March 2006 within the Prospectus of Experian Group Limited dated 14 September. A summary of significant accounting policies can be found on pages 91 to 97 of that Prospectus, a copy of which can be obtained from the corporate website, www.experiangroup.com. Experian has chosen not to adopt IAS 34 "Interim Financial Statements", in preparing its 30 September 2006 interim report and, accordingly, this Combined Financial Information is not in compliance with IFRS.
- Subsidiary undertakings and associates acquired or disposed of by the Experian Companies during the period presented have been included in the Combined Financial Information from and up to the date control was passed.
- All cash and other movements in capital amounts, being shares issued or cancelled and dividends paid, in respect of GUS plc have been reflected in the cash flow and reconciliation of movements in invested capital.
- Any funding of other GUS group companies during the period of the Combined Financial Information which comprises equity holdings and quasi-equity loans has been treated as part of invested capital. All changes in such funding are shown as movements in invested capital under "net (increase)/decrease in equity in other GUS group companies".
- Debt finance utilised by GUS plc to fund the Experian Companies and the other GUS group companies and trading balances with other GUS group companies are included within the Combined Financial Information.
- Dividends paid to and received from other GUS group companies are shown as movements in invested capital under "net dividends received from other GUS group companies".
- Transactions and balances between entities included within the Combined Financial Information have been eliminated.

**1. Basis of preparation** continued

- GUS plc had not historically recharged corporate head office costs comprising administration, management and other services including, but not limited to, management information, accounting and financial reporting, treasury, taxation, cash management, employee benefit administration, payroll and professional services to any of its underlying businesses. However, for the purposes of the preparation of the Combined Financial Information an allocation has been made of the amounts of shared corporate head office costs between the Experian Companies and Home Retail Group, based on an estimate of the usage of the services. These costs were affected by the arrangements that existed in the GUS plc Group and are not necessarily representative of the position that may prevail in the future.

- Tax charges in the Combined Financial Information have been determined based on the tax charges recorded by the Experian Companies in their financial information as well as certain adjustments made for GUS plc Group consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within the GUS plc Group and are not necessarily representative of the tax charges that would have been reported had the Experian Companies been an independent group. They are not necessarily representative of the tax charges that may arise in the future.

- Interest income and expense recorded in the combined income statement have been affected by the financing arrangements within the GUS plc Group and are not necessarily representative of the interest income and expense that would have been reported had the Experian Companies been an independent group. They are not necessarily representative of the interest income and expense that may arise in the future. The rate of interest applying to funding balances within the Combined Financial Information has been determined by GUS plc.

- Financial information in respect of those businesses included within the Combined Financial Information has historically been reported in Sterling, as this was the dominant functional currency of the GUS plc Group when it included other GUS group companies. As a result of the sale or demerger of those entities, the relative importance to the Combined Financial Information of the Americas reporting segment, whose principal functional currency is the US Dollar, has increased. Accordingly, the Experian Companies converted from a reporting currency of Sterling to the US Dollar, being the most representative currency of its operations. The Combined Financial Information has been presented in US Dollars as though this has been the reporting currency of the Experian Companies throughout that period. The principal exchange rates used in preparing the Combined Financial Information were as follows:

| | Average | | | Closing | | |
|---|---|---|---|---|---|---|
| | **Six months to 30 September** | | Year to 31 March | **30 September** | | 31 March |
| | **2006** | 2005 | 2006 | **2006** | 2005 | 2006 |
| Sterling to US Dollar | **1.84** | 1.82 | 1.79 | **1.87** | 1.76 | 1.74 |
| Euro to US Dollar | **1.27** | 1.24 | 1.22 | **1.27** | 1.20 | 1.22 |

Assets and liabilities of overseas undertakings are translated into US Dollars at the rates of exchange ruling at the balance sheet date and the income statement is translated into US Dollars at average rates of exchange.

- The Combined Financial Information has been prepared on a going concern basis and under the historical cost convention, modified by the revaluation of certain fixed assets and financial instruments.

**1. Basis of preparation** continued

The preparation of the Combined Financial Information requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the Combined Financial Information, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

**2. Use of non-GAAP measures**

Experian Group Limited has identified certain measures that it believes will assist understanding of the performance of the business. The measures are not defined under IFRS and they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as they consider them to be important comparables and key measures used within the business for assessing performance.

The following are the key non-GAAP measures identified by Experian Group Limited:

**Benchmark Profit Before Tax ("Benchmark PBT")**
Benchmark PBT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, financing fair value remeasurements and taxation. It includes the Experian Companies' share of associates' pre-tax profit.

**Earnings Before Interest and Tax ("EBIT")**
EBIT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the demerger-related equity incentive plans, exceptional items, net interest income/(expense), financing fair value remeasurements and taxation. It includes the Experian Companies' share of associates' pre-tax profit.

**Benchmark Earnings Per Share ("Benchmark EPS")**
Benchmark EPS represents Benchmark PBT less attributable taxation and minority interests divided by the weighted average number of shares in issue, and is disclosed to indicate the underlying profitability of the Experian Companies.

**Exceptional items**
The separate reporting of non-recurring exceptional items gives an indication of the Experian Companies' underlying performance. Exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs are charged against EBIT in the segments in which they are incurred.

**Net debt**
Net debt is calculated as total debt less cash and cash equivalents. Total debt includes loans and borrowings (and the fair value of derivatives hedging loans and borrowings), overdrafts and obligations under finance leases. Interest payable on borrowings is excluded from net debt.

## 3. Segmental information – geographical segments

| Six months ended 30 September 2006 | Americas US$m | UK & Ireland US$m | EMEA/ Asia Pacific US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|
| **Revenue**[1] | 968 | 435 | 271 | – | **1,674** |
| **Profit** | | | | | |
| EBIT[2] | 263 | 125 | 29 | (21) | **396** |
| Net interest expense | – | – | – | (5) | **(5)** |
| **Benchmark PBT** | 263 | 125 | 29 | (26) | **391** |
| Exceptional items (note 5) | – | (28) | – | (110) | **(138)** |
| Amortisation of acquisition intangibles (note 5) | (21) | (13) | (3) | – | **(37)** |
| Financing fair value remeasurements (note 5) | – | – | – | (12) | **(12)** |
| Tax expense on share of profit of associates | (2) | – | – | – | **(2)** |
| **Profit before tax** | 240 | 84 | 26 | (148) | **202** |
| Tax expense (note 6) | | | | | **(50)** |
| **Profit for the financial period** | | | | | **152** |

| Six months ended 30 September 2005 | Americas US$m | UK & Ireland US$m | EMEA/ Asia Pacific US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|
| **Revenue**[1] | 856 | 367 | 249 | – | **1,472** |
| **Profit** | | | | | |
| EBIT[2] | 234 | 107 | 29 | (16) | **354** |
| Net interest income | – | – | – | 9 | **9** |
| **Benchmark PBT** | 234 | 107 | 29 | (7) | **363** |
| Amortisation of acquisition intangibles (note 5) | (18) | (6) | – | – | **(24)** |
| Financing fair value remeasurements (note 5) | – | – | – | 4 | **4** |
| **Profit before tax** | 216 | 101 | 29 | (3) | **343** |
| Tax expense (note 6) | | | | | **(81)** |
| **Profit for the financial period** | | | | | **262** |

1 Revenue arose principally from the provision of services.

2 A reconciliation between the segmental result of Experian presented in note 8 to the interim financial statements of GUS plc and EBIT of Experian Group Limited as presented above is shown in note 16. Costs included within Central activities represent corporate head office costs which include costs arising from finance, treasury and other global functions.

### 3. Segmental information – geographical segments continued

| Year ended 31 March 2006 | Americas US$m | UK & Ireland US$m | EMEA/ Asia Pacific US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|
| **Revenue**[1] | 1,804 | 758 | 522 | – | **3,084** |
| **Profit** | | | | | |
| EBIT[2] | 479 | 215 | 64 | (31) | **727** |
| Net interest expense | – | – | – | (12) | **(12)** |
| **Benchmark PBT** | 479 | 215 | 64 | (43) | **715** |
| Exceptional items (note 5) | – | – | – | (7) | **(7)** |
| Amortisation of acquisition intangibles (note 5) | (46) | (18) | (2) | – | **(66)** |
| Financing fair value remeasurements (note 5) | – | – | – | (2) | **(2)** |
| Tax expense on share of profit of associates | (2) | – | – | – | **(2)** |
| **Profit before tax** | 431 | 197 | 62 | (52) | **638** |
| Tax expense (note 6) | | | | | **(118)** |
| **Profit for the financial period** | | | | | **520** |

1 Revenue arose principally from the provision of services.

2 A reconciliation between the segmental result of Experian presented in note B to the interim financial statements of GUS plc and EBIT of Experian Group Limited as presented above is shown in note 16. Costs included within Central activities represent corporate head office costs which include costs arising from finance, treasury and other global functions.

### 4. Segmental information – business segments

| Six months ended 30 September 2006 | Credit Services US$m | Decision Analytics US$m | Marketing Solutions US$m | Interactive US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|---|
| **Revenue** | 765 | 187 | 346 | 376 | – | **1,674** |
| **Profit** | | | | | | |
| EBIT | 243 | 69 | 30 | 75 | (21) | **396** |
| Net interest expense | – | – | – | – | (5) | **(5)** |
| **Benchmark PBT** | 243 | 69 | 30 | 75 | (26) | **391** |
| Exceptional items (note 5) | (28) | – | – | – | (110) | **(138)** |
| Amortisation of acquisition intangibles (note 5) | (9) | – | (13) | (15) | – | **(37)** |
| Financing fair value remeasurements (note 5) | – | – | – | – | (12) | **(12)** |
| Tax expense on share of profit of associates | (2) | – | – | – | – | **(2)** |
| **Profit before tax** | 204 | 69 | 17 | 60 | (148) | **202** |
| Tax expense (note 6) | | | | | | **(50)** |
| **Profit for the financial period** | | | | | | **152** |

## 4. Segmental information – business segments continued

| Six months ended 30 September 2005 | Credit Services US$m | Decision Analytics US$m | Marketing Solutions US$m | Interactive US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|---|
| **Revenue** | 745 | 158 | 292 | 277 | – | **1,472** |
| **Profit** | | | | | | |
| EBIT | 240 | 52 | 22 | 56 | (16) | **354** |
| Net interest income | – | – | – | – | 9 | **9** |
| **Benchmark PBT** | 240 | 52 | 22 | 56 | (7) | **363** |
| Amortisation of acquisition intangibles (note 5) | (10) | – | (7) | (7) | – | **(24)** |
| Financing fair value remeasurements (note 5) | – | – | – | – | 4 | **4** |
| **Profit before tax** | 230 | 52 | 15 | 49 | (3) | **343** |
| Tax expense (note 6) | | | | | | **(81)** |
| **Profit for the financial period** | | | | | | **262** |

| Year ended 31 March 2006 | Credit Services US$m | Decision Analytics US$m | Marketing Solutions US$m | Interactive US$m | Central activities US$m | Total US$m |
|---|---|---|---|---|---|---|
| **Revenue** | 1,504 | 325 | 627 | 628 | – | **3,084** |
| **Profit** | | | | | | |
| EBIT | 477 | 102 | 57 | 122 | (31) | **727** |
| Net interest expense | – | – | – | – | (12) | **(12)** |
| **Benchmark PBT** | 477 | 102 | 57 | 122 | (43) | **715** |
| Exceptional items (note 5) | – | – | – | – | (7) | **(7)** |
| Amortisation of acquisition intangibles (note 5) | (14) | – | (16) | (36) | – | **(66)** |
| Financing fair value remeasurements (note 5) | – | – | – | – | (2) | **(2)** |
| Tax expense on share of profit of associates | (2) | – | – | – | – | **(2)** |
| **Profit before tax** | 461 | 102 | 41 | 86 | (52) | **638** |
| Tax expense (note 6) | | | | | | **(118)** |
| **Profit for the financial period** | | | | | | **520** |

### 5. Exceptional and other non-GAAP measures

| | Six months to 30 September 2006 US$m | Six months to 30 September 2005 US$m | Year to 31 March 2006 US$m |
|---|---|---|---|
| **Exceptional items** | | | |
| Charge on early vesting of share awards at demerger of Home Retail Group and Experian | **15** | – | – |
| Other costs incurred relating to the demerger of Home Retail Group and Experian | **108** | – | 7 |
| Waiver of loan to Home Retail Group | **(13)** | – | – |
| Costs incurred in the closure of UK Account Processing | **28** | – | – |
| **Total exceptional items** | **138** | – | 7 |
| **Other non-GAAP measures** | | | |
| Amortisation of acquisition intangibles | **37** | 24 | 66 |
| Charge/(credit) in respect of financing fair value remeasurements | **12** | (4) | 2 |
| **Total other non-GAAP measures** | **49** | 20 | 68 |

#### Exceptional items

Other costs incurred relating to the demerger of Home Retail Group and Experian comprise legal and professional fees in respect of the transaction, together with costs in connection with the cessation of the corporate functions of GUS plc. As part of the demerger process, a loan due to Home Retail Group of US$13m was waived.

On 27 April 2006, Experian announced its phased withdrawal from large scale credit card and loan account processing in the UK. The full cost of withdrawal of US$28m, all of which will be cash, has been charged in the six months ended 30 September 2006.

#### Other non-GAAP measures

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. As permitted by IFRS, acquisitions prior to 1 April 2004 have not been restated. Experian has excluded amortisation of these acquisition intangibles from its definition of Benchmark PBT because such a charge is based on uncertain judgments about their value and economic life.

An element of Experian's derivatives is ineligible for hedge accounting. Gains or losses on such elements arising from market movements are credited or charged within financing fair value remeasurements in the combined income statement.

### 6. Taxation

The effective rate of tax based on the profit before tax for the six months ended 30 September 2006 of US$202m (2005: US$343m) is 24.8% (2005: 23.6%).The effective rate of tax based on Benchmark PBT, defined as the total tax expense, adjusted for the tax impact of non-Benchmark items, divided by Benchmark PBT of US$391m (2005: US$363m), is 23.0% (2005: 22.7%).

The tax expense comprises:

| | Six months to 30 September 2006 US$m | Six months to 30 September 2005 US$m | Year to 31 March 2006 US$m |
|---|---|---|---|
| UK taxation | **15** | 48 | 50 |
| Non-UK taxation | **35** | 33 | 68 |
| **Total tax expense** | **50** | 81 | 118 |

## 7. Basic and diluted earnings per share

The calculation of basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of GUS plc Ordinary shares in issue during the period (excluding own shares held in treasury and in the ESOP trust, which are treated as cancelled).

The weighted average number of Ordinary shares in issue used in calculations has been adjusted to take account of issues, repurchases and cancellations of GUS plc Ordinary shares, including the effect of a share consolidation that took place in December 2005 following the Burberry dividend in specie.

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes under the existing GUS plc arrangements and does not take account of the new arrangements put in place as part of the demerger of Home Retail Group and Experian, or the new issue of shares by Experian Group Limited.

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | **2006 cents** | 2005 cents | 2006 cents |
| **Basic earnings per share** | **17.8** | 30.8 | 61.2 |
| Add back of exceptional and other non-GAAP measures, net of tax | **17.3** | 2.2 | 6.8 |
| **Benchmark earnings per share** | **35.1** | 33.0 | 68.0 |
| **Diluted earnings per share** | **17.6** | 30.2 | 60.1 |
| Add back of exceptional and other non-GAAP measures, net of tax | **17.2** | 2.2 | 6.7 |
| **Benchmark diluted earnings per share** | **34.8** | 32.4 | 66.8 |

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | **2006 US$m** | 2005 US$m | 2006 US$m |
| **Earnings** | **152** | 262 | 520 |
| Add back of exceptional and other non-GAAP measures, net of tax | **148** | 18 | 58 |
| **Benchmark earnings** | **300** | 280 | 578 |

| | Six months to 30 September | | Year to 31 March |
|---|---|---|---|
| | **2006 m** | 2005 m | 2006 m |
| **Number of shares in issue during the period** | **855.9** | 848.4 | 849.8 |
| Dilutive effect of share incentive awards | **8.3** | 15.1 | 15.0 |
| **Diluted number of shares in issue during the period** | **864.2** | 863.5 | 864.8 |

## 8. Dividend

An interim dividend of 5.5 US cents per Experian Group Limited Ordinary share has been announced (but not provided) and will be paid on 2 February 2007 to shareholders on the register of members at the close of business on 5 January 2007. Unless shareholders elect to receive US Dollars by 5 January 2007, their dividends will be paid in Sterling at a rate per share calculated on the basis of the exchange rate from US Dollars to Sterling on 12 January 2007.

Pursuant to the Income Access Share arrangements put in place as part of the demerger, shareholders in Experian Group Limited are able to elect to receive their dividends from a UK source (the "IAS election"). Shareholders who held 50,000 or fewer shares on the demerger or new shareholders who have acquired shares since the demerger and have a total holding of less than 50,000 shares at the close of business on 5 January 2007, are deemed to have made an IAS election unless they elect otherwise in writing by 5 January 2007. Shareholders who hold more than 50,000 shares and who wish to receive their dividends from a UK source must make an IAS election in writing by 5 January 2007. All elections and deemed elections remain in force indefinitely unless revoked.

# Experian Group Limited
# Unaudited notes to the combined financial information

for the six months ended 30 September 2006

### 9. Analysis of net debt

| | 30 September 2006 US$m | 30 September 2005 US$m | 31 March 2006 US$m |
|---|---|---|---|
| Overdrafts net of cash and cash equivalents | **(421)** | (121) | (89) |
| Derivatives hedging loans and borrowings | **5** | 89 | 79 |
| Debt due within one year | **(1,418)** | (551) | (50) |
| Finance leases | **(3)** | (5) | (6) |
| Debt due after more than one year | **(1,199)** | (2,519) | (3,211) |
| **Net debt at the end of the financial period** | **(3,036)** | (3,107) | (3,277) |

### 10. Reconciliation of movement in invested capital

| | Six months to 30 September 2006 US$m | Six months to 30 September 2005 US$m | Year to March 2006 US$m |
|---|---|---|---|
| Opening invested capital | **600** | (2) | (2) |
| Cumulative adjustment for the implementation of IAS 39* | **–** | 8 | 8 |
| Profit for the financial period | **152** | 262 | 520 |
| Equity dividends paid to GUS plc shareholders | **(346)** | (368) | (508) |
| Net dividends received from other GUS group companies | **13** | 11 | 21 |
| Net income recognised directly in equity for the financial period | **32** | 33 | – |
| Reduction in minority interests share of net assets | **–** | (2) | – |
| Net proceeds on disposal of other GUS group companies | **–** | 255 | 415 |
| Disposal/(purchase) of GUS plc shares | **5** | (60) | (29) |
| Employee share option schemes: | | | |
| – value of employee services | **34** | 6 | 30 |
| – proceeds from shares issued | **54** | 29 | 52 |
| Net (increase)/decrease in equity in other GUS group companies | **(253)** | 38 | 93 |
| **Closing invested capital** | **291** | 210 | 600 |

* IAS 39 was adopted on 1 April 2005.

### 11. Cash generated from operations

| | Six months to 30 September 2006 US$m | Six months to 30 September 2005 US$m | Year to 31 March 2006 US$m |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Profit after tax | **152** | 262 | 520 |
| Adjustments for: | | | |
| Tax expense | **50** | 81 | 118 |
| Share of post-tax profits of associates | **(28)** | (40) | (66) |
| Net financing costs/(income) | **17** | (13) | 14 |
| Operating profit | **191** | 290 | 586 |
| Depreciation and amortisation | **146** | 124 | 270 |
| Credit in respect of share incentive schemes | **34** | 6 | 30 |
| Exceptional items included in working capital | **90** | – | 7 |
| Change in working capital | **(64)** | (66) | (19) |
| **Cash generated from operations** | **397** | 354 | 874 |

## 12. Post-employment benefits

Following changes introduced by the Finance Act 2004 which took effect from 6 April 2006 (A-Day), the GUS Pension Scheme, being the principal defined benefit pension scheme operated by the Experian Companies, has implemented revised terms for members exchanging pension at retirement date for a tax-free lump sum. With less than six months of experience since A-Day, insufficient time has elapsed as at 30 September 2006 to reliably estimate the changes in the commutation behaviour of pension scheme members in the longer term. Accordingly, no effect of this change has been recognised in the Combined Financial Information.

## 13. Related parties

Experian companies made net sales and recharges, under normal commercial terms and conditions that would be available to third parties, to First American Real Estate Solutions LLC (an associated undertaking) of US$15m in the six months ended 30 September 2006 (2005: US$11m) and US$21m in the year ended 31 March 2006. There were no other material transactions with related parties.

## 14. Post balance sheet events

On 10 October 2006, Experian Group Limited became the ultimate holding company of GUS plc and the separation of Home Retail Group and Experian by way of demerger was completed. Shares in GUS plc ceased to be listed as part of the demerger process. Trading in shares in Experian Group Limited on the London Stock Exchange's market for listed securities commenced on 11 October 2006. Experian Group Limited also raised US$1,447m (£778m) by way of a share offer on that day.

## 15. Corporate information

Experian Group Limited is incorporated and registered in Jersey under the Jersey Companies Law as a public company limited by shares.

## 16. Reconciliation of segmental information – income statement

Reconciliations between the key information of the Experian segment presented in note B to the interim financial statements of GUS plc and the segmental information shown in note 3 are set out below.

| | | Six months to 30 September | | Year to 31 March |
|---|---|---|---|---|
| a) Revenue | Notes | 2006 m | 2005 m | 2006 m |
| Experian segment – total revenue | B | **£908** | £808 | £1,725 |
| Translated into US$ at the average exchange rate | 3 | **$1,674** | $1,472 | $3,084 |
| b) Segmental result to EBIT | | | | |
| Experian segmental result | B | **£186** | £187 | £380 |
| Translated into US$ at the average exchange rate | | **$343** | $341 | $680 |
| Exceptional item – Costs incurred in the closure of Experian UK Account Processing | 5 | **$28** | – | – |
| Amortisation of acquisition intangibles | 5 | **$37** | $24 | $66 |
| GUS central activities[1] | | **$(12)** | $(11) | $(19) |
| Total EBIT | 3 | **$396** | $354 | $727 |

[1] For the purposes of preparation of the Combined Financial Information an allocation has been made of the amounts of shared corporate head office costs between Experian Companies and Home Retail Group, based on estimated usage of the services.

## 17. Reconciliation from GUS plc to Experian Group Limited – balance sheet

A reconciliation between the consolidated balance sheet of GUS plc and its subsidiary undertaking (the "GUS Group") and the combined balance sheet of the Experian Companies at 30 September 2006 is set out below.

| | GUS Group (Note a) £m | Home Retail Group (Note b) £m | Adjustments (Note c) £m | Experian Companies £m | Experian Companies US$m |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Non-current assets** | | | | | |
| Goodwill | 3,036 | (1,879) | – | 1,157 | 2,166 |
| Other intangible assets | 521 | (83) | – | 438 | 820 |
| Property, plant and equipment | 943 | (686) | – | 257 | 481 |
| Investment in associates | 128 | (1) | – | 127 | 238 |
| Deferred tax assets | 311 | (109) | – | 202 | 378 |
| Retirement benefit assets | 7 | (22) | 15 | – | – |
| Trade and other receivables | 30 | (25) | – | 5 | 9 |
| Other financial assets | 45 | (13) | – | 32 | 60 |
| | 5,021 | (2,818) | 15 | 2,218 | 4,152 |
| **Current assets** | | | | | |
| Inventories | 935 | (933) | – | 2 | 5 |
| Trade and other receivables | 913 | (508) | 15 | 420 | 784 |
| Current tax assets | 97 | (7) | – | 90 | 169 |
| Other financial assets | 9 | – | – | 9 | 18 |
| Cash and cash equivalents | 545 | (264) | – | 281 | 526 |
| | 2,499 | (1,712) | 15 | 802 | 1,502 |
| **Total assets** | 7,520 | (4,530) | 30 | 3,020 | 5,654 |
| **Liabilities** | | | | | |
| **Non-current liabilities** | | | | | |
| Trade and other payables | (60) | 34 | – | (26) | (49) |
| Loans and borrowings | (875) | 229 | – | (646) | (1,208) |
| Deferred tax liabilities | (201) | 67 | – | (134) | (251) |
| Retirement benefit obligations | – | – | (15) | (15) | (28) |
| Provisions | (16) | – | – | (16) | (30) |
| Other financial liabilities | (1) | – | – | (1) | (2) |
| | (1,153) | 330 | (15) | (838) | (1,568) |
| **Current liabilities** | | | | | |
| Trade and other payables | (1,605) | 1,104 | (15) | (516) | (965) |
| Loans and borrowings | (1,283) | – | – | (1,283) | (2,402) |
| Provisions | (93) | 93 | – | – | – |
| Other financial liabilities | (21) | 10 | – | (11) | (22) |
| Current tax liabilities | (262) | 45 | – | (217) | (406) |
| | (3,264) | 1,252 | (15) | (2,027) | (3,795) |
| **Total liabilities** | (4,417) | 1,582 | (30) | (2,865) | (5,363) |
| **Net assets** | 3,103 | (2,948) | – | 155 | 291 |

Notes

a) As reported in the interim financial statements of GUS plc.

b) Following the demerger, financial information in respect of Home Retail Group is separately reported by that company. The information above has been extracted, without material adjustment, from Home Retail Group's interim Combined Financial Information for the six months ended 30 September 2006.

c) Adjustments comprise (i) the reclassification of certain inter-company receivables and payables between Home Retail Group and Experian Companies and (ii) the reclassification of pension balances.

# Part Two: Unaudited financial information for GUS plc

The following analysis refers to financial information in respect of GUS plc and its subsidiaries, including Home Retail Group and Experian.

### Financial review

Total GUS revenue from continuing operations was £3,722m in the six months to 30 September 2006, compared to £3,420m in the same period last year. Profit before tax was £176m in the period, compared to £269m last year. There was an exceptional charge of £91m in the six months to 30 September 2006 (2005: nil) in respect of costs relating to the demerger (£76m) and costs incurred by Experian in the closure of its UK account processing business (£15m).

### Home Retail Group

Home Retail Group's revenue in the six months to 30 September 2006 was £2,820m (2005: £2,618m). This comprised Argos revenue of £1,794m (2005: £1,609m), Homebase revenue of £979m (2005: £966m) and Financial Services revenue of £47m (2005: £43m). Home Retail Group's profit before tax was £117m (2005: £115m). Further details on the results of Home Retail Group can be found within its interim announcement, issued on 21 November 2006.

### Experian

Experian's revenue in the six months to 30 September 2006 was £902m (2005: £802m). Experian's profit before tax was £185m (2005: £187m) with the profit before tax for the six months to 30 September 2006 stated after their exceptional charge of £15m. Further information on Experian's results is detailed in Part One of these financial results.

### Demerger

On 10 October 2006, Experian Group Limited became the ultimate holding company of GUS plc and the separation of Home Retail Group and Experian by way of demerger was completed. Shares in GUS plc ceased to be listed as part of the demerger process. Trading in shares in Home Retail Group plc and Experian Group Limited on the London Stock Exchange's market for listed securities commenced on 11 October 2006. Experian Group Limited also raised US$1,447m (£778m) by way of a share offer on that day.

# GUS plc
# Unaudited group income statement

for the six months ended 30 September 2006

| | Notes | Six months to 30 September 2006 £m | Six months to 30 September 2005 (Restated) (Note A) £m | Year to 31 March 2006 (Restated) (Note A) £m |
|---|---|---|---|---|
| Continuing operations: | | | | |
| **Revenue** | B | **3,722** | 3,420 | 7,262 |
| Cost of sales | | **(2,288)** | (2,100) | (4,529) |
| **Gross profit** | | **1,434** | 1,320 | 2,733 |
| Net operating expenses | C | **(1,240)** | (1,056) | (2,079) |
| **Operating profit** | | **194** | 264 | 654 |
| Interest income | | **45** | 53 | 98 |
| Interest expense | | **(71)** | (69) | (137) |
| Financing fair value remeasurements | | **(7)** | (1) | (3) |
| Net financing costs | | **(33)** | (17) | (42) |
| Share of post-tax profits of associates | | **15** | 22 | 37 |
| **Profit before tax** | B | **176** | 269 | 649 |
| Group tax expense | D | **(52)** | (74) | (165) |
| **Profit after tax and for the financial period from continuing operations** | | **124** | 195 | 484 |
| Discontinued operations: | | | | |
| (Loss)/profit for the financial period from discontinued operations | F | **(8)** | 102 | 111 |
| **Profit after tax and for the financial period** | | **116** | 297 | 595 |
| **Attributable to:** | | | | |
| Equity shareholders in GUS plc | | **116** | 276 | 569 |
| Minority interests | | **–** | 21 | 26 |
| **Profit after tax and for the financial period** | | **116** | 297 | 595 |
| **Dividend for the period** | H | **–** | 82 | 284 |
| **Earnings per share** | G | | | |
| – Basic | | **13.6p** | 28.0p | 60.2p |
| – Diluted | | **13.4p** | 27.6p | 59.2p |
| **Dividend per GUS plc Ordinary share (declared and proposed)** | H | **–** | 9.6p | 31.5p |

# GUS plc
# Unaudited group balance sheet

at 30 September 2006

| | 30 September 2006 £m | 30 September 2005 (Restated) (Note A) £m | 31 March 2006 £m |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | | |
| Goodwill | **3,036** | 2,822 | 3,068 |
| Other intangible assets | **521** | 429 | 532 |
| Property, plant and equipment | **943** | 1,093 | 959 |
| Investment in associates | **128** | 127 | 129 |
| Deferred tax assets | **311** | 337 | 314 |
| Retirement benefit assets | **7** | – | 18 |
| Trade and other receivables | **30** | 86 | 51 |
| Other financial assets | **45** | 61 | 91 |
| | **5,021** | 4,955 | 5,162 |
| **Current assets** | | | |
| Inventories | **935** | 1,015 | 883 |
| Trade and other receivables | **913** | 1,130 | 1,051 |
| Current tax assets | **97** | 74 | 119 |
| Other financial assets | **9** | 25 | 6 |
| Cash and cash equivalents | **545** | 309 | 221 |
| | **2,499** | 2,553 | 2,280 |
| Assets of discontinued operations classified as held for sale | **–** | 281 | – |
| **Total assets** | **7,520** | 7,789 | 7,442 |
| **Liabilities** | | | |
| **Non-current liabilities** | | | |
| Trade and other payables | **(60)** | (138) | (83) |
| Loans and borrowings | **(875)** | (1,653) | (2,067) |
| Deferred tax liabilities | **(201)** | (172) | (201) |
| Retirement benefit obligations | **–** | (102) | – |
| Provisions | **(16)** | – | – |
| Other financial liabilities | **(1)** | (1) | (8) |
| | **(1,153)** | (2,066) | (2,359) |
| **Current liabilities** | | | |
| Trade and other payables | **(1,605)** | (1,552) | (1,391) |
| Loans and borrowings | **(1,283)** | (455) | (174) |
| Provisions | **(93)** | (87) | (89) |
| Other financial liabilities | **(21)** | (21) | (21) |
| Current tax liabilities | **(262)** | (247) | (276) |
| | **(3,264)** | (2,362) | (1,951) |
| Liabilities of discontinued operations classified as held for sale | **–** | (59) | – |
| **Total liabilities** | **(4,417)** | (4,487) | (4,310) |
| **Net assets** | **3,103** | 3,302 | 3,132 |
| **Shareholders' equity** | | | |
| Share capital | **255** | 255 | 256 |
| Share premium | **125** | 84 | 97 |
| Other reserves | **(189)** | (263) | (240) |
| Retained earnings | **2,911** | 3,059 | 3,018 |
| Total shareholders' equity | **3,102** | 3,135 | 3,131 |
| Minority interests in equity | **1** | 167 | 1 |
| **Total equity** | **3,103** | 3,302 | 3,132 |

# GUS plc
# Unaudited group statement of recognised income and expense

for the six months ended 30 September 2006

| | Six months to 30 September 2006 £m | Six months to 30 September 2005 (Restated) (Note A) £m | Year to 31 March 2006 £m |
|---|---|---|---|
| **Net (expense)/income recognised directly in equity** | | | |
| Cash flow hedges | **(5)** | 4 | (2) |
| Net investment hedge | **55** | 5 | (9) |
| Fair value (losses)/gains in the period | **(1)** | (3) | 2 |
| Actuarial (losses)/gains in respect of defined benefit pension schemes | **(14)** | (8) | 7 |
| Currency translation differences | **(42)** | 2 | 14 |
| Recycled cumulative exchange loss in respect of divestments | **–** | 3 | 3 |
| Tax (charge)/credit in respect of items taken directly to equity | **(9)** | 1 | 5 |
| **Net (expense)/income recognised directly in equity** | **(16)** | 4 | 20 |
| Profit for the financial period | **116** | 297 | 595 |
| **Total income recognised in the period** | **100** | 301 | 615 |
| | | | |
| **Total income recognised in the period attributable to:** | | | |
| Equity shareholders in GUS plc | **100** | 280 | 586 |
| Minority interests | **–** | 21 | 29 |
| **Total income recognised in the period** | **100** | 301 | 615 |
| | | | |
| **Cumulative adjustment for the implementation of IAS 39*** | | | |
| Attributable to equity shareholders in GUS plc | **–** | 10 | 10 |
| Attributable to minority interests | **–** | 2 | 2 |
| **Total** | **–** | 12 | 12 |

* IAS 39 was adopted on 1 April 2005.

# GUS plc
# Unaudited group cash flow statement

for the six months ended 30 September 2006

| | Six months to 30 September 2006 £m | Six months to 30 September 2005 (Restated) (Note A) £m | Year to 31 March 2006 (Restated) (Note A) £m |
|---|---|---|---|
| Continuing operations: | | | |
| **Cash generated from operations (note K)** | **592** | 464 | 923 |
| Interest paid | **(37)** | (22) | (63) |
| Interest received | **13** | 10 | 30 |
| Dividends received from associates | **12** | 17 | 27 |
| Tax paid | **(63)** | (36) | (108) |
| **Net cash inflow from operating activities** | **517** | 433 | 809 |
| Continuing operations: | | | |
| **Cash flows from investing activities** | | | |
| Purchase of property, plant and equipment | **(85)** | (153) | (261) |
| Sale of property, plant and equipment | **2** | 2 | 6 |
| Purchase of intangible assets | **(70)** | (46) | (112) |
| Sale of intangible assets | **–** | 1 | 2 |
| Purchase of other financial assets and investment in associates | **(4)** | (7) | (28) |
| Acquisition of subsidiaries, net of cash acquired | **(43)** | (384) | (819) |
| Disposal of subsidiaries | **140** | 127 | 360 |
| **Net cash flows used in investing activities** | **(60)** | (460) | (852) |
| Continuing operations: | | | |
| **Cash flows from financing activities** | | | |
| Purchase of treasury and ESOP shares | **–** | (33) | (36) |
| Issue of Ordinary shares | **29** | 16 | 29 |
| Sale of own shares | **3** | – | 20 |
| New borrowings | **348** | 237 | 340 |
| Repayment of borrowings | **(770)** | – | (35) |
| Capital element of finance lease rental payments | **(2)** | (2) | (3) |
| Net receipts from derivatives held to manage currency profile | **29** | – | 14 |
| Equity dividends paid | **(188)** | (202) | (284) |
| **Net cash flows (used in)/generated from financing activities** | **(551)** | 16 | 45 |
| Exchange and other movements | **53** | (3) | (8) |
| **Net decrease in cash and cash equivalents – continuing operations** | **(41)** | (14) | (6) |
| **Net decrease in cash and cash equivalents – discontinued operations** | **–** | (74) | (173) |
| **Net decrease in cash and cash equivalents** | **(41)** | (88) | (179) |
| **Movement in cash and cash equivalents from continuing operations** | | | |
| Cash and cash equivalents at 1 April – continuing operations | **80** | 84 | 84 |
| Net decrease in cash and cash equivalents | **(41)** | (14) | (6) |
| Exchange and other movements | **–** | – | 2 |
| **Cash and cash equivalents at the end of the financial period – continuing operations** | **39** | 70 | 80 |

**Non-GAAP measures**
**Reconciliation of net decrease in cash and cash equivalents to movement in net debt**

| | Six months to 30 September 2006 £m | Six months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| Net debt at 1 April – as reported | **(1,974)** | (1,427) | (1,427) |
| Cash and cash equivalents at 1 April – discontinued operations | **–** | (173) | (173) |
| Other financial assets at 1 April – discontinued operations | **–** | (31) | (31) |
| Net debt at 1 April – continuing operations | **(1,974)** | (1,631) | (1,631) |
| Net decrease in cash and cash equivalents | **(41)** | (14) | (6) |
| Decrease/(increase) in debt | **424** | (235) | (302) |
| Exchange and other movements | **12** | 11 | (35) |
| **Net debt at the end of the financial period (note I)** | **(1,579)** | (1,869) | (1,974) |

# GUS plc
# Unaudited notes to the interim financial statements

for the six months ended 30 September 2006

## A. Basis of preparation

The interim financial statements of GUS plc and its subsidiary undertakings (the "GUS Group") have been prepared in accordance with the Listing Rules of the Financial Services Authority. There have been no new International Financial Reporting Standards ("IFRS") adopted since 1 April 2006 and accordingly the information has been prepared on a consistent basis with that reported for the year ended 31 March 2006. The GUS Group has chosen not to adopt IAS 34 "Interim Financial Statements" in preparing its 30 September 2006 interim financial statements and, accordingly, these interim financial statements are not in compliance with IFRS.

The GUS Group interim financial statements comprise the results for the six months ended 30 September 2006 and 30 September 2005 and the year ended 31 March 2006. The results for the six months ended 30 September 2005 have been extracted from the GUS Group's interim report for that period, and have been adjusted to reflect the reclassification of Burberry as a discontinued operation. This change was also reflected in the GUS Group's financial statements for the year ended 31 March 2006. In addition, as also indicated therein, some further adjustments were made as a result of clearer IFRS interpretation becoming available. The comparative figures for the six months ended 30 September 2005 have been restated accordingly and the effect of these changes is shown below.

### GUS Group income statement

| | | Six months ended 30 September 2005 | | |
|---|---|---|---|---|
| | Notes | Operating profit £m | Profit before tax £m | Profit for the financial period £m |
| **As reported on 17 November 2005** | | 341 | 348 | 298 |
| Further adjustments: | | | | |
| Reclassification of Burberry (note F) | | (76) | (78) | – |
| Adjustment for depreciation on store impairment charges | (i) | 4 | 4 | 4 |
| Adjustment for further amortisation of acquisition intangibles | (ii) | (4) | (4) | (4) |
| Adjustment for guaranteed rental uplifts | (iii) | (1) | (1) | (1) |
| **As restated** | | 264 | 269 | 297 |

### GUS Group balance sheet

| | Notes | Net assets 30 September 2005 £m |
|---|---|---|
| **As reported on 17 November 2005** | | 3,376 |
| Further adjustments: | | |
| Adjustment for store impairment charges, net of depreciation | (i) | (20) |
| Adjustment for onerous leases | (i) | (14) |
| Adjustment for amortisation of acquisition intangibles | (ii) | (12) |
| Adjustment for guaranteed rental uplifts | (iii) | (2) |
| Adjustment for recognition of taxation liabilities | (iv) | (26) |
| **As restated** | | 3,302 |

Notes:

(i) Store impairment charges and onerous leases. It had been the policy of Home Retail Group to use a geographic clustering approach when looking at whether store assets should be impaired, but emerging practice required impairment reviews to be performed on a store by store basis. As a result of this change, there was an impairment charge at Homebase of £36m, relating to the balance sheet at 31 March 2004 on transition to IFRS. There was no impairment charge in the year ended 31 March 2005. The Homebase store impairment charge has been determined on a store by store basis by comparing the carrying value of property, plant and equipment with the net present value of their future cash flows. The store impairment charge also triggered the recognition of an onerous lease provision of £14m at 31 March 2005.

(ii) £8m of acquisition intangibles have been reclassified from goodwill and these intangibles are now amortised with £4m charged to the income statement.

(iii) The results for the year ended 31 March 2005 were also adjusted as a result of clearer guidance on the accounting treatment of 'guaranteed rental uplifts' payable on certain leased premises. Such uplifts are now recognised on a straight line basis over the length of the lease. The effect was to reduce the retained earnings reserve and net assets by £2m at 30 September 2005. There was a £1m charge to the income statement for the six months ended 30 September 2005.

(iv) The tax adjustments relate to the recognition of taxation liabilities on earlier acquisitions.

**A. Basis of preparation** continued

In the financial statements for the year ended 31 March 2006, the GUS Group separately reported provisions which comprised certain liabilities of Home Retail Group. These are also separately reported at 30 September 2006 with the comparative figures at 30 September 2005 restated accordingly. As a consequence, trade and other payables of £87m, which were reported within current liabilities at 30 September 2005, are now reported separately as provisions.

Comparative figures for the six months ended 30 September 2005 and the year ended 31 March 2006 have also been restated to be consistent with the treatment adopted in preparing the historical financial information for the GUS demerger circular. There has been a reallocation of costs between cost of sales and operating expenses to reflect the policies adopted therein. In addition the classification of derivatives in the balance sheet at 30 September 2005 and in the cash flow statements for the six months ended 30 September 2005 and the year ended 31 March 2006 has been revised.

The results for the year ended 31 March 2006 have been extracted from the GUS Group's statutory financial statements for that year. Those financial statements incorporated the results of GUS plc and its subsidiary undertakings for the financial year ended 31 March 2006 with the exception of Homebase where the GUS Group included its results for the financial year to the end of February. This was done to facilitate comparability to avoid distortions related to the timing of Easter. The financial information shown for the year ended 31 March 2006 does not constitute full financial statements within the meaning of section 240 of the Companies Act 1985. The full financial statements for that year have been reported on by the GUS Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

In October 2006, Experian Group Limited became the ultimate holding company of GUS plc and the separation of Home Retail Group and Experian by way of demerger was completed. Accordingly, in the Annual Report and Financial Statements of Experian Group Limited for the year ending 31 March 2007, Home Retail Group will be reported as a discontinued operation. Home Retail Group has been treated as a continuing operation for the six months ended 30 September 2006.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The GUS Group interim financial statements are unaudited but have been reviewed by the auditors. Their report is set out on page 44.

# GUS plc
# Unaudited notes to the interim financial statements

for the six months ended 30 September 2006

## B. Segmental information (primary segments)

### Six months ended 30 September 2006

| | Continuing operations | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Argos £m | Homebase £m | Financial Services £m | Home Retail Group Total £m | Experian £m | Central activities £m | Total continuing £m | Discontinued operations £m | Total Group £m |
| **Revenue** | | | | | | | | | |
| Total revenue | 1,794 | 979 | 47 | **2,820** | **908** | **–** | **3,728** | **–** | **3,728** |
| Inter-segment revenue[1] | – | – | – | **–** | **(6)** | **–** | **(6)** | **–** | **(6)** |
| **Revenue from external customers** | 1,794 | 979 | 47 | **2,820** | **902** | **–** | **3,722** | **–** | **3,722** |
| **Profit** | | | | | | | | | |
| **Operating profit** | 72 | 41 | 4 | **117** | **170** | **(93)** | **194** | **–** | **194** |
| Group share of associates' profit before tax | – | – | – | **–** | **16** | **–** | **16** | **–** | **16** |
| **Segmental result** | 72 | 41 | 4 | **117** | **186** | **(93)** | **210** | **–** | **210** |
| Net interest | – | – | – | **–** | **–** | **(26)** | **(26)** | **–** | **(26)** |
| Financing fair value remeasurements | – | – | – | **–** | **–** | **(7)** | **(7)** | **–** | **(7)** |
| Tax expense on share of profit of associates | – | – | – | **–** | **(1)** | **–** | **(1)** | **–** | **(1)** |
| **Profit before tax** | 72 | 41 | 4 | **117** | **185** | **(126)** | **176** | **–** | **176** |
| Group tax expense | | | | | | | **(52)** | **(8)** | **(60)** |
| **Profit for the financial period** | | | | | | | **124** | **(8)** | **116** |

### Six months ended 30 September 2005

| | Continuing operations | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Argos £m | Homebase £m | Financial Services £m | Home Retail Group Total £m | Experian £m | Central activities £m | Total continuing £m | Discontinued operations £m | Total Group £m |
| **Revenue** | | | | | | | | | |
| Total revenue | 1,609 | 966 | 43 | **2,618** | **808** | **–** | **3,426** | **486** | **3,912** |
| Inter-segment revenue[1] | – | – | – | **–** | **(6)** | **–** | **(6)** | **–** | **(6)** |
| **Revenue from external customers** | 1,609 | 966 | 43 | **2,618** | **802** | **–** | **3,420** | **486** | **3,906** |
| **Profit** | | | | | | | | | |
| **Operating profit** | 59 | 52 | 4 | **115** | **165** | **(16)** | **264** | **130** | **394** |
| Group share of associates' profit before tax | – | – | – | **–** | **22** | **–** | **22** | **–** | **22** |
| **Segmental result** | 59 | 52 | 4 | **115** | **187** | **(16)** | **286** | **130** | **416** |
| Net interest | – | – | – | **–** | **–** | **(16)** | **(16)** | **2** | **(14)** |
| Financing fair value remeasurements | – | – | – | **–** | **–** | **(1)** | **(1)** | **–** | **(1)** |
| **Profit before tax** | 59 | 52 | 4 | **115** | **187** | **(33)** | **269** | **132** | **401** |
| Group tax expense | | | | | | | **(74)** | **(30)** | **(104)** |
| **Profit for the financial period** | | | | | | | **195** | **102** | **297** |

1 Inter-segment revenue represents the provision of services between Experian and Financial Services.

As indicated in note A, the segmental information for the six months ended 30 September 2005 has been restated. Discontinued operations comprise the businesses Burberry, Lewis and Wehkamp which were all individual segments. Additional information on these segments is shown in note F.

## B. Segmental information (primary segments) continued

### Year ended 31 March 2006

| | Continuing operations | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Argos £m | Homebase[2] £m | Financial Services £m | Home Retail Group Total £m | Experian £m | Central activities £m | Total continuing £m | Discontinued operations £m | Total Group £m |
| **Revenue** | | | | | | | | | |
| Total revenue | 3,893 | 1,562 | 93 | **5,548** | **1,725** | **–** | **7,273** | **653** | **7,926** |
| Inter-segment revenue[1] | – | – | – | **–** | **(11)** | **–** | **(11)** | – | **(11)** |
| **Revenue from external customers** | 3,893 | 1,562 | 93 | **5,548** | **1,714** | **–** | **7,262** | **653** | **7,915** |
| **Profit** | | | | | | | | | |
| **Operating profit** | 296 | 39 | 6 | **341** | **342** | **(29)** | **654** | **141** | **795** |
| Group share of associates' profit before tax | – | – | – | – | **38** | – | **38** | **–** | **38** |
| **Segmental result** | 296 | 39 | 6 | **341** | **380** | **(29)** | **692** | **141** | **833** |
| Net interest | – | – | – | – | **–** | **(39)** | **(39)** | **3** | **(36)** |
| Financing fair value remeasurements | – | – | – | – | – | **(3)** | **(3)** | **–** | **(3)** |
| Tax expense on share of profit of associates | – | – | – | **–** | **(1)** | **–** | **(1)** | – | **(1)** |
| **Profit before tax** | 296 | 39 | 6 | **341** | **379** | **(71)** | **649** | **144** | **793** |
| Group tax expense | | | | | | | **(165)** | **(33)** | **(198)** |
| **Profit for the financial period** | | | | | | | **484** | **111** | **595** |

1 Inter-segment revenue represents the provision of services between Experian and Financial Services.

2 The Homebase results are for the year ended 28 February 2006.

Discontinued operations comprise the businesses Burberry, Lewis and Wehkamp which were all individual segments. Additional information on these segments is shown in note F.

### C. Exceptional items

| | Six months to 30 September 2006 £m | Six months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| Charge on early vesting of share awards at demerger of Home Retail Group and Experian | **13** | – | – |
| Other costs incurred relating to the demerger of Home Retail Group and Experian | **63** | – | 4 |
| Costs incurred in the closure of UK Account Processing | **15** | – | – |
| **Total exceptional items** | **91** | – | 4 |

Other costs incurred relating to the demerger of Home Retail Group and Experian comprise legal and professional fees in respect of the transaction, together with costs in connection with the cessation of the corporate functions of GUS plc.

On 27 April 2006, Experian announced its phased withdrawal from large scale credit card and loan account processing in the UK. The full cost of withdrawal of £15m, all of which is cash, has been charged in the six months ended 30 September 2006.

### D. Taxation

The effective rate of tax based on the profit before tax for the six months ended 30 September 2006 of £176m (2005: £269m) is 29.5% (2005: 27.5%).

The tax expense comprises:

| | Six months to 30 September 2006 £m | Six months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| UK taxation | **32** | 56 | 126 |
| Non-UK taxation | **20** | 18 | 39 |
| **Total tax expense** | **52** | 74 | 165 |

### E. Foreign currency

The principal exchange rates used were as follows:

| | Average | | | Closing | | |
|---|---|---|---|---|---|---|
| | Six months to 30 September | | Year to 31 March | 30 September | | 31 March |
| | 2006 | 2005 | 2006 | 2006 | 2005 | 2006 |
| US Dollar | **1.84** | 1.82 | 1.79 | **1.87** | 1.76 | 1.74 |
| Euro | **1.46** | 1.47 | 1.46 | **1.48** | 1.47 | 1.44 |

Assets and liabilities of overseas undertakings are translated into Sterling at the rates of exchange ruling at the balance sheet date and the income statement is translated into Sterling at average rates of exchange.

## F. Discontinued operations

(i) The results for discontinued operations were as follows:

| | Six months to 30 September 2006 £m | Six months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| Revenue: | | | |
| Burberry | **–** | 355 | 472 |
| Wehkamp | **–** | 111 | 161 |
| Lewis Group | **–** | 20 | 20 |
| Total revenue | **–** | 486 | 653 |
| | | | |
| EBIT: | | | |
| Burberry | **–** | 76 | 94 |
| Wehkamp | **–** | 13 | 20 |
| Lewis Group | **–** | 5 | 5 |
| Total EBIT | **–** | 94 | 119 |
| Net interest income | **–** | 2 | 3 |
| Profit before tax of discontinued operations | **–** | 96 | 122 |
| Tax charge in respect of pre-tax profit | **–** | (30) | (33) |
| Profit after tax of discontinued operations | **–** | 66 | 89 |
| | | | |
| Gains/(losses) on disposal of discontinued operations: | | | |
| Gain on Burberry shares | **–** | – | 10 |
| Costs incurred relating to the demerger of Burberry | **–** | – | (5) |
| Loss on disposal of Wehkamp | **–** | – | (19) |
| Profit on disposal of Lewis Group | **–** | 36 | 36 |
| Gains on disposals | **–** | 36 | 22 |
| Tax charge in respect of disposals | **(8)** | – | – |
| (Loss)/profit after tax on disposals | **(8)** | 36 | 22 |
| **(Loss)/profit for the financial period from discontinued operations** | **(8)** | 102 | 111 |

In the six months ended 30 September 2006, there was a tax charge in respect of taxation assets no longer recoverable following earlier disposals. In addition the GUS Group received the deferred consideration in respect of the disposal of the home shopping and Reality businesses of £140m.

On 19 May 2005, the GUS Group announced the sale of its remaining 50% interest in Lewis Group Limited and on 13 December 2005 divested its remaining 65% interest in Burberry Group plc. On 19 January 2006, the GUS Group sold Wehkamp, the leading home shopping brand in the Netherlands. As a result, these operations have been reclassified as discontinued.

(ii) The cash flows attributable to discontinued operations comprise:

| | Six months to 30 September 2006 £m | Six months to 30 September 2005 £m | Year to 31 March 2006 £m |
|---|---|---|---|
| From operating activities | **–** | (32) | (43) |
| From investing activities | **–** | (38) | (122) |
| From financing activities | **–** | (7) | (8) |
| Exchange and other movements | **–** | 3 | – |
| **Net decrease in cash and cash equivalents in discontinued operations** | **–** | (74) | (173) |

### G. Basic and diluted earnings per share

The calculation of basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders of GUS plc by the weighted average number of Ordinary shares in issue during the period (excluding own shares held in treasury and in the ESOP trust, which are treated as cancelled).

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes. The earnings figures used in the calculations are unchanged for diluted earnings per share.

During the prior year the GUS Group demerged its remaining interest in Burberry. This was followed by a share consolidation which reduced the number of GUS plc Ordinary shares in issue to 849m. As a result of the share consolidation the earnings per share numbers are comparable.

| | **Six months to 30 September** | | Year to 31 March |
|---|---|---|---|
| Basic earnings per share: | **2006 pence** | 2005 pence | 2006 pence |
| **Continuing operations** | **14.5** | 19.8 | 51.2 |
| Discontinued operations | **(0.9)** | 8.2 | 9.0 |
| **Continuing and discontinued operations** | **13.6** | 28.0 | 60.2 |
| Diluted earnings per share: | | | |
| **Continuing operations** | **14.3** | 19.5 | 50.4 |
| Discontinued operations | **(0.9)** | 8.1 | 8.8 |
| **Continuing and discontinued operations** | **13.4** | 27.6 | 59.2 |

| | **Six months to 30 September** | | Year to 31 March |
|---|---|---|---|
| Earnings: | **2006 £m** | 2005 £m | 2006 £m |
| **Continuing operations** | **124** | 195 | 484 |
| Discontinued operations | **(8)** | 81 | 85 |
| **Continuing and discontinued operations** | **116** | 276 | 569 |

| | **Six months to 30 September** | | Year to 31 March |
|---|---|---|---|
| Number of shares in issue: | **2006 m** | 2005 m | 2006 m |
| **Number of shares in issue during the period** | **855.9** | 986.5 | 946.7 |
| Dilutive effect of share incentive awards | **8.3** | 15.1 | 15.0 |
| **Diluted number of shares in issue during the period** | **864.2** | 1,001.6 | 961.7 |

### H. Dividends

| | Six months to 30 September | | | | Year to 31 March | |
|---|---|---|---|---|---|---|
| | **2006 pence per share** | **2006 £m** | 2005 pence per share | 2005 £m | 2006 pence per share | 2006 £m |
| Amounts recognised as distributions to equity holders during the period: | | | | | | |
| Interim | – | – | – | – | 9.6 | 82 |
| Final | **21.9** | **188** | 20.5 | 202 | 20.5 | 202 |
| **Ordinary dividends paid on equity shares** | **21.9** | **188** | 20.5 | 202 | 30.1 | 284 |

These dividends have been recognised and paid as dividends to GUS plc shareholders. No dividend has been declared in respect of the six months ended 30 September 2006.

### I. Analysis of net debt

| | 30 September | | 31 March |
|---|---|---|---|
| | **2006 £m** | 2005 £m | 2006 £m |
| Cash and cash equivalents (net of overdrafts) | **39** | 171 | 80 |
| Derivatives hedging loans and borrowings | **4** | 31 | 46 |
| Debt due within one year | **(757)** | (312) | (29) |
| Finance leases | **(2)** | (5) | (5) |
| Debt due after more than one year | **(863)** | (1,653) | (2,066) |
| **Net debt at the end of the financial period** | **(1,579)** | (1,768) | (1,974) |
| Continuing operations | **(1,579)** | (1,869) | (1,974) |
| Discontinued operations | **–** | 101 | – |
| **Net debt at the end of the financial period** | **(1,579)** | (1,768) | (1,974) |

Net debt is a non-GAAP measure and is calculated as total debt less cash and cash equivalents. Total debt includes loans and borrowings (and the fair value of derivatives hedging loans and borrowings), overdrafts and obligations under finance leases. Interest payable on borrowings is excluded from net debt.

# GUS plc
# Unaudited notes to the interim financial statements

for the six months ended 30 September 2006

## J. Reconciliation of movements in equity

| | Six months to 30 September 2006 £m | Six months to 30 September 2005 (Restated) (Note A) £m | Year to 31 March 2006 £m |
|---|---|---|---|
| Total equity at 1 April | **3,132** | 3,311 | 3,311 |
| Cumulative adjustment for the implementation of IAS 39* | **–** | 12 | 12 |
| Balance at 1 April, as restated | **3,132** | 3,323 | 3,323 |
| Profit for the financial period | **116** | 297 | 595 |
| Net (loss)/income recognised directly in equity for the financial period | **(16)** | 4 | 20 |
| Employee share option schemes: | | | |
| – value of employee services | **27** | 12 | 35 |
| – proceeds from shares issued | **29** | 16 | 30 |
| Decrease in minority interests arising due to corporate transactions | **–** | (108) | (277) |
| Disposal/(purchase) of ESOP shares | **3** | (33) | (16) |
| Equity dividends paid during the period (note H) | **(188)** | (202) | (284) |
| Dividend in specie relating to the demerger of Burberry Group plc | **–** | – | (287) |
| Dividends paid to minority shareholders | **–** | (7) | (7) |
| **Total equity at the end of the financial period** | **3,103** | 3,302 | 3,132 |

* IAS 39 was adopted on 1 April 2005.

## K. Cash generated from operations

| | Six months to 30 September 2006 £m | Six months to 30 September 2005 (Restated) (Note A) £m | Year to 31 March 2006 (Restated) (Note A) £m |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Profit after tax | **124** | 195 | 484 |
| Adjustments for: | | | |
| Group tax expense | **52** | 74 | 165 |
| Share of post-tax profits of associates | **(15)** | (22) | (37) |
| Net financing costs | **33** | 17 | 42 |
| Operating profit | **194** | 264 | 654 |
| Depreciation and amortisation | **156** | 137 | 295 |
| Gain on disposal of fixed assets and non-cash charges | **–** | 1 | – |
| Credit in respect of share incentive schemes | **26** | 12 | 30 |
| Exceptional items included in working capital | **49** | – | 4 |
| Change in working capital | **167** | 50 | (60) |
| **Cash generated from operations** | **592** | 464 | 923 |

### L. Post-employment benefits

Following changes introduced by the Finance Act 2004 which took effect from 6 April 2006 (A-Day), the principal defined benefit pension schemes operated by the GUS Group (the GUS Pension Scheme and the Argos Pension Scheme) have implemented revised terms for members exchanging pension at retirement date for a tax-free lump sum. With less than six months of experience since A-Day, insufficient time has elapsed as at 30 September 2006 to reliably estimate the changes in the commutation behaviour of pension scheme members in the longer term. Accordingly, no effect of this change has been recognised in the interim financial statements.

### M. Related parties

Experian companies made net sales and recharges, under normal commercial terms and conditions that would be available to third parties, to First American Real Estate Solutions LLC (an associated undertaking) of £8m in the six months ended 30 September 2006 (2005: £6m) and £12m in the year ended 31 March 2006. There were no other material transactions with related parties.

### N. Post balance sheet events

On 10 October 2006, Experian Group Limited became the ultimate holding company of GUS plc and the separation of Home Retail Group and Experian by way of demerger was completed. Shares in GUS plc ceased to be listed as part of the demerger process. Trading in shares in Experian Group Limited on the London Stock Exchange's market for listed securities commenced on 11 October 2006. Experian Group Limited also raised US$1,447m (£778m) by way of a share offer on that day.

### O. Corporate information

GUS plc is a public limited company incorporated and domiciled in England and during the period under review was listed on the London Stock Exchange.

### P. Corporate website

The maintenance and integrity of the website on which this report is published, www.experiangroup.com, is the responsibility of the directors. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

# GUS plc
# Independent review report to GUS plc

**Introduction**

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the group interim balance sheet as at 30 September 2006 and the related group interim statements of income, cash flows and recognised income and expenses for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

**Directors' responsibilities**

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in note A.

**Review work performed**

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

**Review conclusion**

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

PricewaterhouseCoopers LLP
London
21 November 2006

# Shareholder information

**Registrar**

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Experian's Registrar, Lloyds TSB (Jersey) Services Limited, PO Box 63, 7 Bond Street, St Helier, Jersey, JE4 8PH. Telephone: 0845 601 0810 (or +44 121 415 7586 from outside the UK). A text phone facility for those with hearing difficulties is also available by telephoning 0870 600 3950 (or +44 121 415 7028 from outside the UK).

**Electronic communications**

Shareholders can arrange to receive future Experian annual and interim reports electronically and to submit voting instructions on line at shareholder meetings by registering for Shareview through the Company's website, www.experiangroup.com. You will need to select shareholder information and then e-communication from the menu. Alternatively, you can enter the page direct using the following address, www.experiangroup.com/corporate/shareinfo/ecommunication/. The Shareview service gives you access to a comprehensive range of shareholder information, including dividend payment details.

**Experian corporate website**

A full range of investor relations information on Experian is available at www.experiangroup.com.

**Share price information**

The latest Experian share price is available on the share price information section of the Experian corporate website, www.experiangroup.com, as well as through other information sources.

**Share dealing facility**

Existing or potential UK resident investors can buy or sell Experian shares using Internet and telephone share dealing services from Lloyds TSB Registrars Share Dealing by logging on to www.shareview.co.uk/dealing or calling 0870 850 0852 between 8.00am and 4.30pm (UK time) on weekdays.

**Financial calendar**

| | |
|---|---|
| Interim dividend record date | 5 January 2007 |
| Third quarter trading update | 10 January 2007 |
| Interim dividend payment date | 2 February 2007 |
| Second half trading update | 17 April 2007 |
| Preliminary announcement of results for the year to 31 March 2007 | 23 May 2007 |
| Annual General Meeting | 18 July 2007 |

**Registered office**

Experian Group Limited, 22 Grenville Street, St Helier, Jersey, JE4 8PX.

Certain statements made in this interim report are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

Roundings
Certain financial data has been rounded within this interim report. As a result of this rounding, the totals of data presented may vary slightly from the actual arithmetic totals of such data.

experian®


**Corporate headquarters**

Experian Group Limited
Park House
North Circular Road
Dublin 7
Ireland

T: 353 1 802 3093
F: 353 1 867 8025

**Operational headquarters**

Experian Americas
475 Anton Blvd.
Costa Mesa CA 92626
United States

T: 1 714 830 7000
F: 1 714 830 2449

Experian International
Talbot House
Talbot Street
Nottingham
NG80 1TH
United Kingdom

T: 44 (0)115 941 0888
F: 44 (0)115 934 4905


www.experiangroup.com

experian

**RNS**
**REG-Experian Group Ltd New Non-Executive Directors**

Released: 05/12/2006

RNS Number:2465N
Experian Group Limited
05 December 2006

5 December 2006

Experian appoints four new Non-Executive Directors

Experian Group Limited (Experian) announces the appointment of Fabiola Arredondo, Laurence Danon, Roger Davis and Alan Jebson as independent Non-Executive Directors with effect from 1 January 2007.

Fabiola Arredondo, aged 40, is the Founder of Siempre Holdings, a private investment firm based in New York. Prior to that she held senior positions and gained extensive online and media experience at Yahoo!, BBC Worldwide and BMG Entertainment. She is a Non-Executive Director of Bankinter S.A., the World Wildlife Fund and Sesame Workshop and a former Non-Executive Director of BOC Group Plc and the Intelsat Corporation.

Laurence Danon, aged 50, is the President and CEO of Printemps SA, the French department store chain. She led the buyout of Printemps from PPR, Europe's largest non-food retailer, earlier this year. Printemps has 50 stores in Paris and the Paris region, including its flagship store on Boulevard Haussmann. Prior to Printemps, Danon held various senior roles at Total Fina Elf. She began her career working for the French Government. She is a Non-Executive Director of Diageo Plc and Plastic Omnium SA.

Roger Davis, aged 50, spent some eight years at Barclays, latterly as the CEO of the 45,000 strong UK Banking operation and as a member of the Board of Barclays Plc. Under his leadership, the UK Business was significantly restructured, with a dramatic improvement in both customer and employee satisfaction levels. He successfully restarted retail revenue growth and delivered profits in his last year of £2.46 billion, roughly half of the total Group profit. Prior to that he spent some ten years in investment banking in London and various positions in Asia for Flemings and later BZW. It is intended that Roger will become Chairman of the Remuneration committee.

Alan Jebson, aged 57, retired in May as Group Chief Operating Officer of HSBC Holdings Plc, a position which included responsibility for IT and Global Resourcing. During a long career with HSBC, Alan held various positions in IT, including the position of Group CIO. His roles included responsibility for the Group's international systems, including the consolidation of HSBC and Midland systems following the acquisition of Midland Bank in 1993. He has recently been

appointed as a Non-Executive Director of Vodafone Group Plc and of McDonald Dettweiler in Canada. It is intended that Alan Jebson will become Chairman of the Audit Committee.

John Peace, Chairman of Experian, commented:

"I am delighted to welcome our four new non-executive directors to Experian. They bring an excellent blend of skills and experience to the Experian Board, gained internationally and across a wide range of market sectors. With these latest appointments, I believe we have a strong Board to take Experian forward as an independent company."

- ends -

Notes to editors:

As of 1 January 2007, the Board of Experian will be as follows:

John Peace - Chairman

Don Robert - Chief Executive Officer

Paul Brooks - Chief Financial Officer

Sir Alan Rudge - Senior Independent Director

David Tyler - Non-Executive Director

Fabiola Arredondo - Non-Executive Director

Laurence Danon- Non-Executive Director

Roger Davis- Non-Executive Director

Alan Jebson- Non-Executive Director



END
BOAVELBBQLBEFBF

experian

**RNS**
**REG-Experian Group Ltd Director Declaration**

Released: 08/12/2006

RNS Number:5707N
Experian Group Limited
08 December 2006

Experian Group Limited

On 5 December 2006 Experian Group Limited (the "Company") announced the appointment of Fabiola Arredondo, Laurence Danon, Roger Davis and Alan Jebson to its Board as independent Non-Executive Directors with effect from 1 January 2007.

Pursuant to Listing Rule 9.6.13 paragraph (1), details of all directorships held by each Non-Executive Director in any other publicly quoted company at any time in the previous five years are set out below:

Fabiola Arredondo
Bankinter SA *
BOC Group PLC **

Laurence Danon
Diageo Plc *
Plastic Omnium SA *

Roger Davis
Barclays PLC **
Barclays Bank PLC **

Alan Jebson
Vodafone Group plc *
MacDonald, Dettwiler and Associates Ltd*
HSBC Holdings plc**
HSBC Finance Corporation**

* indicates directorship is current;
** indicates former directorship

The Company confirms that there are no further details to be disclosed under Listing Rule 9.6.13 paragraphs (2) to (6).

8 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDNUUGUWPUPQGQR

experian

**RNS**
**REG-Experian Group Ltd Name Change of Subsidiary**

**Released: 14/12/2006**

RNS Number:8943N
Experian Group Limited
14 December 2006

Following the separation of Experian Group Limited ("Experian") and Home Retail Group plc on 10 October 2006, Experian announces that the company name of its subsidiary GUS plc has been changed to Experian Finance plc. The listed bonds issued by GUS plc remain in issue, under the new name.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCFFSFFLSMSELE

experian

**RNS**
**REG-Experian Group Ltd Holding(s) in Company**

Released: 18/12/2006

RNS Number:1226O
Experian Group Limited
18 December 2006

EXPERIAN GROUP LIMITED

HOLDINGS IN COMPANY

Experian Group Limited ("Experian") has today received a notification, pursuant to Sections 198 to 203 of the Companies Act 1985, from Barclays PLC ("Barclays") advising that, through thirteen legal entities named in the notification, Barclays holds interests in 30,677,832 ordinary shares in Experian (representing 3.0% of the issued ordinary share capital of Experian). The notification was dated 13 December 2006.



END

HOLEADAPFFEKFFE

experian

**RNS**
**REG-Experian Group Ltd Total Voting Rights**

Released: 22/12/2006

RNS Number:6099O
Experian Group Limited
22 December 2006

EXPERIAN GROUP LIMITED
THE ("COMPANY")
VOTING RIGHTS AND CAPITAL

In conformity with transitional provision 6 of the Transparency Directive, we hereby notify the market of the following:

The Company's capital consists of 1,021,399,907 ordinary shares of 10 US cents each with voting rights and 20 deferred shares of 10 US cents each which have no voting rights. The total number of voting rights in Experian Group Limited is therefore 1,021,399,907.

The figure of 1,021,399,907 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company's shares under the FSA's Disclosure and Transparency Rules.

Charles Brown
Company Secretary
Experian Group Limited



END

TVRFGMZZZZMGVZM

experian

**RNS**
**REG-Experian Group Ltd Director Declaration**

Released: 09/01/2007

RNS Number:2440P
Experian Group Limited
09 January 2007

EXPERIAN GROUP LIMITED

Pursuant to Listing Rule 9.6.14R, Experian Group Limited hereby notifies the following change in the information set out in Listing Rule 9.6.13R(1) in respect of Roger Davis, Non-Executive Director:-

Mr Davis was appointed as a Non-Executive Director of Aero Inventory plc with effect from 8 January 2007.

9 January 2007



END

RDNUUUGWGUPMGAB

experian

**RNS**
**REG-Experian Group Ltd Holding(s) in Company**

Released: 09/01/2007

RNS Number:2193P
Experian Group Limited
09 January 2007

EXPERIAN GROUP LIMITED - HOLDING(S) IN COMPANY

On 18 December 2006, Experian Group Limited ("Experian") announced that Barclays PLC ("Barclays") had advised of their interest in 30,677,832 ordinary shares in Experian (representing 3.0% of the issued ordinary share capital of Experian). The notification was dated 13 December 2006.

Experian has now received two subsequent notifications from Barclays, pursuant to Sections 198 to 203 of the Companies Act 1985, as follows:

- A notification dated 19 December 2006 advising that Barclays no longer held a notifiable interest in Experian; and
- A notification dated 3 January 2007 advising that Barclays, through thirteen legal entities named in the notification, holds interests in 34,129,568 ordinary shares in Experian (representing 3.34% of the issued ordinary share capital of Experian).



END

HOLEAAFNEANXEFE

experian

**RNS**
**REG-Experian Group Ltd Trading Statement**

Released: 10/01/2007

RNS Number:2586P
Experian Group Limited
10 January 2007

10 January 2007

Experian Group Limited

Third Quarter Trading Update

Experian, the global information solutions company, today issues an update on trading in the three months to 31 December 2006.

Commenting on the performance of Experian, Don Robert, Chief Executive Officer, said:

"We are pleased with the way our businesses have performed around the world. There was particularly strong organic growth in the quarter, helped by exceptional results from Consumer Direct and PriceGrabber.com. Looking forward, while we continue to face specific challenges in some of our markets, we remain confident about the outlook for the full year."

Experian Group

% change in sales year-on-year for the three months to 31 December 2006

| Continuing activities only* | Total growth % | Total growth % | Organic growth % |
|---|---|---|---|
| | At actual exchange rates# | At constant exchange rates | At constant exchange rates |
| Americas+ | 15 | 15 | 10 |
| UK and Ireland | 35 | 22 | 7 |
| EMEA/Asia Pacific | 17 | 10 | 8 |
| Experian | 20 | 16 | 9 |

* As previously disclosed, two businesses have been treated as discontinuing from 1 April 2006. These are MetaReward's incentive marketing websites, which have been closed, and large scale UK account processing, where Experian has announced its phased withdrawal by Autumn 2009

# Experian is reporting in US dollars

+ PriceGrabber.com has been included in organic growth for the period since its acquisition in mid-December 2005

In the three months to 31 December 2006, sales from continuing activities at Experian increased by 16% at constant exchange rates. Organic growth was 9%, reflecting, as expected, an acceleration in US Credit Services, exceptional performance from Consumer Direct and PriceGrabber.com, and continued strong growth from Decision Analytics. Acquisitions contributed 7% to sales growth in the period.

Experian acquired three businesses during the quarter - a business and consumer credit bureau in Estonia, Adhoc Solutions (Belgian micromarketing) and an additional affiliate credit bureau in the US, for a combined consideration of $20m plus earn-outs.

Americas

In dollars, sales in the Americas from continuing activities in the three months to 31 December 2006 increased by 15% in total. Organic growth was 10%, with PriceGrabber, which was acquired in mid-December 2005, generating the remaining 5%.

Against easier comparatives, Credit Services saw a return to low single-digit organic growth. Decision Analytics continued to perform very strongly in the period, while organic sales in Marketing Solutions were in line with last year.

Interactive's organic sales growth was again above 20% in the period, with an exceptional performance from Consumer Direct. PriceGrabber delivered total pro forma year-on-year growth of around 40% in this seasonally important quarter, benefiting in particular from higher traffic from free and organic search channels.

UK and Ireland

Sales from continuing activities in the UK and Ireland increased by 22% in the third quarter at constant exchange rates. Organic growth was 7%, with acquisitions, mainly FootFall (acquired in December 2005), ClarityBlue (acquired in January 2006) and Eiger Systems (acquired in June 2006) contributing the balance.

Both Credit Services and Marketing Solutions showed low single-digit organic sales growth in the quarter, reflecting continuing difficult conditions in the UK credit market. Sales at Consumer Direct in the UK nearly tripled.

Decision Analytics performed well, with Experian's market leadership in fraud prevention being reinforced by the renewal of a five-year contract for running the UK's national fraud data sharing system (National Hunter). Experian also signed a new contract with Royal Bank of Scotland to prevent application fraud across its UK banking and insurance activities.

EMEA/Asia Pacific

At constant exchange rates, sales from continuing activities in EMEA/Asia Pacific increased by 10% in the quarter, of which organic growth contributed 8% There was improved growth in Credit Services, including double-digit increases from the consumer credit bureaux in Southern and Eastern Europe and South Africa.

Sales in Decision Analytics increased by strong double-digit rates. During the quarter, Experian signed a contract to deliver its strategy management software to Shenzhen Development Bank in China. Shenzhen has a strategic alliance with GE

Money, which uses Experian's decision support software in over 20 countries around the world.

Future announcements

Experian will issue its Second Half Trading Update on 17 April 2007. Its Preliminary Results will be announced on 23 May 2007.

Enquiries

Experian

Paul Brooks
Chief Financial Officer 0203 042 4200

Fay Dodds
Director of Investor Relations

Finsbury

Rollo Head 0207 251 3801
James Wyatt-Tilby

This announcement is available on the Experian website, www.experiangroup.com. There will be a conference call to discuss this update at 3.00pm today with a recording available later on the website.

All financial information is based on unaudited management accounts. Certain statements made in this Trading Update are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements.



END
TSTVKLFBDFBBBBB

experian

**RNS**
**REG-Experian Group Ltd Further re. Dividend**

Released: 12/01/2007

RNS Number:4453P
Experian Group Limited
12 January 2007

12 January 2007

Experian Group Limited (the "Company")

Interim Dividend in respect of the year ending 31 March 2007

Exchange rate and Irish dividend withholding tax

Further to the announcement on 21 November 2006 of an interim dividend of 5.5 cents per Ordinary share payable on 2 February 2007 to shareholders on the register of members at the close of business on 5 January 2007, the Company now announces that the £/$ exchange rate to be used to convert the dividend payment from US dollars to sterling for those shareholders who did not elect by 5 January to receive payment in US dollars, will be $1.9488.

Shareholders who did not elect to receive UK sourced dividends through the Income Access Share arrangement are reminded that, as previously advised, their dividends will be subject to Irish dividend withholding tax unless the Company's Registrars are in possession of a valid exemption form. To assist shareholders, the deadline for submission of withholding tax exemption forms (but not of IAS or currency elections) has been extended to 5pm on 19 January 2007. Exemption forms may be submitted by fax to +44 (0)1903 702667; enquiries may be addressed to the Dividend Planning Team on +44 (0)1903 702715.

Enquiries

| | | |
|---|---|---|
| Experian | | |
| Antony Barnes | Group Treasurer | 020 3042 4200 |
| | | |
| Finsbury | | |
| Rollo Head | | 020 7251 3801 |
| James Wyatt-Tilby | | |



END
FURGUUCUGUPMGPP

experian

**RNS**
**REG-Experian Group Ltd Total Voting Rights**

Released: 19/01/2007

RNS Number:8547P
Experian Group Limited
19 January 2007

EXPERIAN GROUP LIMITED
THE ("COMPANY")
VOTING RIGHTS AND CAPITAL

In conformity with transitional provision 6 of the Transparency Directive, we hereby notify the market of the following:

As of 19 January 2007, the Company's capital consists of 1,021,433,488 ordinary shares of 10 US cents each with voting rights and 20 deferred shares of 10 US cents each which have no voting rights. The total number of voting rights in Experian Group Limited is therefore 1,021,433,488.

The figure of 1,021,433,488 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company's shares under the FSA's Disclosure and Transparency Rules.

Charles Brown
Company Secretary
Experian Group Limited



END

TVRFGGMMKLGGNZM

experian

**RNS**
**REG-Experian Finance Plc Bondholders Notice**

Released: 25/01/2007

RNS Number:1178Q
Experian Finance Plc
25 January 2007

Notice to the holders of the outstanding

Experian Finance plc (formerly GUS plc) (the "Issuer")

£350,000,000 6.375 per cent. Bonds due 2009

(ISIN: XS0099323999) (the "Bonds")

NOTICE IS HEREBY GIVEN to the holders of the above Bonds that with effect from 26 January 2007 all outstanding Bonds of the Issuer will be transferred from the Gilt Edged and Fixed Interest Market of the London Stock Exchange to the Professional Securities Market of the London Stock Exchange.

Any queries should be directed to Peter Blythe by email:

peter.blythe@experiangroup.com

tel: +44 20 3042 4230.



END

MSCPUUGUGUPMUBA

experian

**RNS**
**REG-Experian Finance Plc Noteholders 2007**

Released: 25/01/2007

RNS Number:1182Q
Experian Finance Plc
25 January 2007

Notice to the holders of the outstanding

Experian Finance plc (formerly GUS plc) (the "Issuer")

EUR600,000,000 (EUR548,000,000) 4.125 per cent. Notes due 2007

(ISIN: XS0162821119) (the "Notes")

issued pursuant to the Issuer's

£2,000,000 Euro Medium Term Note Programme

NOTICE IS HEREBY GIVEN to the holders of the above Notes that with effect from 26 January 2007 all outstanding Notes of the Issuer will be transferred from the Gilt Edged and Fixed Interest Market of the London Stock Exchange to the Professional Securities Market of the London Stock Exchange.

Any queries should be directed to Peter Blythe by email:

peter.blythe@experiangroup.com

tel: +44 20 3042 4230.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCGCGDBBBDGGRU

experian

**RNS**
**REG-Experian Finance Plc Noteholders 2013**

Released: 25/01/2007

RNS Number:1183Q
Experian Finance Plc
25 January 2007

Notice to the holders of the outstanding

Experian Finance plc (formerly GUS plc) (the "Issuer")

£350,000,000 5.625 per cent. Notes due 2013

(ISIN: XS0162820228) (the "Notes")

issued pursuant to the Issuer's

£2,000,000 Euro Medium Term Note Programme

NOTICE IS HEREBY GIVEN to the holders of the above Notes that with effect from 26 January 2007 all outstanding Notes of the Issuer will be transferred from the Gilt Edged and Fixed Interest Market of the London Stock Exchange to the Professional Securities Market of the London Stock Exchange.

Any queries should be directed to Peter Blythe by email:
peter.blythe@experiangroup.com
tel: +44 20 3042 4230.

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCGCGDBSBDGGRU

experian

**RNS**
**REG-Experian Group Ltd Director/PDMR Shareholding**

Released: 29/01/2007

RNS Number:3139Q
Experian Group Limited
29 January 2007

EXPERIAN GROUP LIMITED
(THE "COMPANY")
DIRECTOR/PDMR SHAREHOLDING

The Company has received notification of the following transactions in its ordinary shares by John Saunders (a person discharging managerial responsibilities):

- On 25 January 2007, Mr Saunders sold 30,786 shares in the Company on the London Stock Exchange at a price of £5.83 per share.
- On 29 January 2007, Mr Saunders sold a further 28,955 shares in the Company on the London Stock Exchange at a price of £5.7501 per share.

Notification of these transactions was received by the Company on 29 January 2007 and this notification is made in accordance with DR 3.1.4R(1)(a). Following these transactions, Mr Saunders held 98,753 shares in the Company which represented 0.01% of its issued ordinary share capital.

Charles Brown
Company Secretary
Experian Group Limited



END

RDSILFVELTIAFID

experian

**RNS**
**REG-Experian Group Ltd Holding(s) in Company**

Released: 30/01/2007

RNS Number:4116Q
Experian Group Limited
30 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Experian Group Limited

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: ( Yes )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( No )

An event changing the breakdown of voting rights: ( No )

Other (please specify) : ( N/A )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (Group)

Legal & General Investment Management Limited (LGIM)

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):

25 January 2007

6. Date on which issuer notified:

29 January 2007

7. Threshold(s) that is/are crossed or reached:

Above 5% (Group)

Above 5% (LGIM)

From 4% - 5% (L&G)

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| ORD USD 0.10 | 46,377,276 | 4.54% |

(under S-198 on 11/10/06)

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| ORD USD 0.10 | 51,271,896 | 51,271,896 | 5,252,253 | 5.019% | 0.514% |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| N/A | N/A | N/A | N/A | N/A |

| Total (A+B) | |
|---|---|
| Number of voting rights | % of voting rights |
| 56,524,149 | 5.53 |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (56,524,149 = 5.53%)

Legal & General Investment Management (Holdings) Limited (56,524,149 = 5.53%)

Legal & General Investment Management Limited (Indirect) (56,524,149 = 5.53%)

Legal & General Group Plc (Direct) (L&G) (51,271,896 = 5.01% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Insurance Holdings Limited (LGIH) (Direct)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using shares in issue figure of 1,021,433,488

14. Contact name:

Helen Lewis

15. Contact telephone number:

+44 (0) 20 7528 6742

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given

his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi ) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLEAXFEDLKXEFE

experian

**RNS**
**REG-Experian Group Ltd Total Voting Rights**

Released: 31/01/2007

RNS Number:4696Q
Experian Group Limited
31 January 2007

EXPERIAN GROUP LIMITED
(THE "COMPANY")
VOTING RIGHTS AND CAPITAL

In conformity with transitional provision 6 of the Transparency Directive, we hereby notify the market of the following:

As of 31 January 2007, the Company's capital consists of 1,021,496,762 ordinary shares of 10 US cents each with voting rights and 20 deferred shares of 10 US cents each which have no voting rights. The total number of voting rights in Experian Group Limited is therefore 1,021,496,762.

The figure of 1,021,496,762 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company's shares under the FSA's Disclosure and Transparency Rules.

Charles Brown
Company Secretary
Experian Group Limited



END

TVRGGGFMDMKGNZM

experian

**RNS**
**REG-Experian Group Ltd Holding(s) in Company**

**Released: 01/02/2007**

RNS Number:5756Q
Experian Group Limited
01 February 2007

EXPERIAN GROUP LIMITED - HOLDING(S) IN COMPANY

On 9 January 2007, Experian Group Limited ("Experian") announced that Barclays PLC ("Barclays") had advised of their interest in 34,129,568 ordinary shares in Experian (representing 3.34% of the issued ordinary share capital of Experian). The notification was dated 3 January 2007.

Experian has now received a further notification from Barclays, pursuant to Sections 198 to 203 of the Companies Act 1985, advising that Barclays no longer holds a notifiable interest in Experian. The notification was dated 14 January 2007 and received today.



END

HOLEASAFEFPXEFE

experian

**RNS**
**REG-Experian Group Ltd Acquisition of ERS**

Released: 02/02/2007

RNS Number:5976Q
Experian Group Limited
02 February 2007

2 February 2007

Experian Group Limited

Acquisition of Economic Research Services

Experian, the global information solutions company, announces that it has acquired Economic Research Services (ERS), an economic research consultancy based in the UK, from its founder.

Started in 1994, ERS provides research and consultancy services to the public sector, specialising in economic development and regeneration. Its key clients include government departments and agencies, local authorities, voluntary bodies and regional development agencies. This acquisition complements Experian's existing activities in the public sector market.

Sales for ERS in the year to 30 September 2006 were £1.4m, with gross assets at 30 September of £0.4m. It will become part of Experian's Business Strategies division, within Marketing Solutions.

Enquiries

| | | |
|---|---|---|
| Experian | | |
| Fay Dodds | Director of Investor Relations | 020 3042 4200 |
| | | |
| Finsbury | | |
| Rollo Head | | 020 7251 3801 |
| James Wyatt-Tilby | | |

Experian announcements are available on www.experiangroup.com

END
ACQBRGDDDUGGGRB

experian

**RNS**
**REG-Experian Group Ltd Holding(s) in Company**

Released: 02/02/2007

RNS Number:6472Q
Experian Group Limited
02 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Experian Group Limited

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: ( Yes )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( No )

An event changing the breakdown of voting rights: ( No )

Other (please specify) : ( N/A )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

31 January 2007

6. Date on which issuer notified:

1 February 2007

7. Threshold(s) that is/are crossed or reached:

From 5% - 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| Ord USD 0.10 | 51,271,896 | 51,271,896 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ord USD 0.10 | 51,044,991 | 51,044,991 | 0 | 4.99 | 0 |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| N/A | N/A | N/A | N/A | N/A |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 51,044,991 | 4.99 |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (56,302,834 - 5.51% = Total Position)

Legal & General Investment Management (Holdings) Limited (Direct and Indirect) (LGIMH) (56,302,834 - 5.51% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (56,302,834 - 5.51% = Total Position)

Legal & General Group Plc (Direct) (L&G) (51,044,991 - 4.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) Legal & General Insurance Holdings Limited (LGIH) (Direct)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using shares in issue figure of 1,021,496,762

14. Contact name:

Helen Lewis

15. Contact telephone number:

0207 528 6742

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the

collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR

5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi ) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3



END
HOLEALAAEEAXEFE

experian

**RNS**
**REG-Experian Group Ltd Holding(s) in Company**

Released: 06/02/2007

RNS Number:8168Q
Experian Group Limited
06 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Experian Group Limited

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: ( Yes )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( No )

An event changing the breakdown of voting rights: ( No )

Other (please specify) : ( N/A )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

1 February 2007

6. Date on which issuer notified:

5 February 2007

7. Threshold(s) that is/are crossed or reached:

From 4% - 5% (L&G)

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | |
|---|---|---|
| | Number of shares | Number of voting Rights (viii) |
| Ord USD 0.10 | 51,044,991 | 51,044,991 |

Resulting situation after the triggering transaction (vii)

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights (ix) | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ord USD 0.10 | 51,238,042 | 51,238,042 | | 5.01 | |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration Date (xiii) | Exercise/Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|
| N/A | N/A | N/A | N/A | N/A |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 51,238,042 | 5.01 |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (56,383,196 - 5.51% = Total Position)

Legal & General Investment Management (Holdings) Limited (Direct and Indirect) (LGIMH) (56,383,196 - 5.51% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (56,383,196 - 5.51% = Total Position)

Legal & General Group Plc (Direct) (L&G) (51,238,042 - 5.01% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (LGIH) (Direct)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using shares in issue figure of 1,021,496,762

14. Contact name:

Helen Lewis

15. Contact telephone number:

0207 528 6742

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi ) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3



END

HOLEASAKEALXEFE

JERSEY FINANCIAL SERVICES COMMISSION

# Companies (Jersey) Law 1991

Annual Return of

**Company Name** Experian Group Limited

**Company Number** 93905 **Made up to 1st January** 2007

| Par Value Company | | | | | | |
|---|---|---|---|---|---|---|
| Par Value Capital | | (Currency) | (Amount) | | | |
| Class | Number of shares | | Par Value of each share | Number of shares issued | Aggregate Par Value of shares issued | Amount paid or credited as paid |
| Ordinary | 1,999,999,980 | US$ | US$0.10 | 1,021,399,907 | US$102,139,990.70 | US$102,139,990.70 |
| Deferred | 20 | US$ | US$0.10 | 20 | US$2.00 | US$2.00 |
| | | | | | | |

**For paper users details of further share classifications should be submitted on sheet C20A and be attached to this form.**

**Total amount received, including premiums**

***Total amount of calls unpaid at 1st January**

***Number of shares (if any) forfeited**

***Amount (if any) paid on forfeited shares**

***Amount realised (if any) on sale of forfeited shares**

*A "nil" return is not required; complete only if applicable.
All members holding unlimited shares must be disclosed on the annual return.

State whether a **Full** or **abbreviated** list of members is attached: Full

**If abbreviated**, state the number of:

**Members who each hold less than 1% in Nominal Value of each class of issued shares**

**Shares held by those members**

**Receipt No:** **Registry Coding:**

**Annual Return Fee: £150**

Company Number | 93905 | Year | 2007

| No Par Value Company | | |
|---|---|---|
| Class | Number of shares Authorised to be issued | Number of shares issued |
| | | |
| | | |
| | | |

For paper users details of further share classification should be submitted on sheet C20B and be attached to this form.

Total amount received

*Total amount of calls unpaid at 1st January

*Number of shares (if any) forfeited

*Amount (if any) paid on forfeited shares

*Amount realised (if any) on sale of forfeited shares

*A "nil" return is not required; complete only if applicable.
All members holding unlimited shares must be disclosed on the annual return.

State whether a Full or abbreviated list of members is attached

If abbreviated, state the number of:

Members who each hold less than 1% in number of each class of issued shares

Shares held by those members

| Guarantor Members | | | |
|---|---|---|---|
| Surname | Forenames | Address | Maximum amount guaranteed |
| | | | |
| | | | |
| | | | |
| | | | Total: |

For paper users details of further members should be submitted on sheet C20C and be attached to this form.

All guarantor members must be disclosed on the annual return.

Notes: 1. This Return must be delivered to the Registrars of Companies, P.O. Box 267, Nelson House, David Place, St Helier, Jersey JE4 8TP, not later than the last day of February with payment of the relevant fee. If the Return is delivered after that date, an additional late fee will be required. Cheques are to be made payable to the "**Jersey Financial Services Commission**".

2. Annual Returns cannot be accepted until they meet the requirements of the Companies (Jersey) Law 1991, as amended. If they have to be returned for any reason, the time involved may mean that the correct Annual Return is not delivered on time and a penalty will be incurred.

Company Number 93905 Year 2007

State the details of each member who holds 1% or more in nominal value of each class of issued shares;

**Par Value Members**

| Surname | Forenames | Address | Class | Number of shares of each class held by Members at date of return |
|---|---|---|---|---|
| | See attached sheets | | Ordinary | 1,021,399,907 |
| Ranalow | Stephen Brian | Gannons' Valley, Ballinacarrig, Gorey, Co. Wexford, Ireland | Deferred | 10 |
| Moore | Geoffrey St. John | 21 Ropewalk Place, Ringsend, Dublin4, Ireland | Deferred | 10 |
| | | | | Total: |

For paper users details of further members should be submitted on sheet C20D and be attached to this form.

State the details of each member who holds 1% or more in number of each class of issued shares;

**No Par Value Members**

| Surname | Forenames | Address | Class | Number of shares of each class held by Members at date of return |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | Total: |

For paper users details of further members should be submitted on sheet C20E and be attached to this form.

State the details of all members holding unlimited shares;

**Unlimited Members**

| Surname | Forenames | Address | Class | Number of shares of each class held by Members at date of return |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | Total: |

For paper users details of further members should be submitted on sheet C20F and be attached to this form.

Company Number 93905 | Year 2007

**Public Companies and subsidiaries of Public Companies only.**

**Particulars of Directors**

| | | | |
|---|---|---|---|
| Forenames | See attached sheets | Surnames | |
| Former forenames | | Former surnames | |
| Date of Birth | | Date on which appointed | |
| Address | | | |
| Nationality | | Business Occupation | |

| | | | |
|---|---|---|---|
| Forenames | | Surnames | |
| Former forenames | | Former surnames | |
| Date of Birth | | Date on which appointed | |
| Address | | | |
| Nationality | | Business Occupation | |

| | | | |
|---|---|---|---|
| Forenames | | Surnames | |
| Former forenames | | Former surnames | |
| Date of Birth | | Date on which appointed | |
| Address | | | |
| Nationality | | Business Occupation | |

For paper users additional Directors can be disclosed using C20G sheets which should be attached to this form.

**I, a Director/Secretary of the Company declare that this document is complete and accurate in all respects.**

Signature [signature] ~~Director~~/Secretary Date 12 02 2007

Registered Office Address: 22 Grenville Street

Parish

Postcode JE4 8 PX

Number of additional sheets

JERSEY FINANCIAL SERVICES
COMMISSION

# Companies (Jersey) Law 1991

Annual Return of

**Company Number** 93905 **Year** 2007

**Public Companies and Subsidiaries of Public Companies only**

**Particulars of Directors**

| | | | |
|---|---|---|---|
| Forenames | David Alan | Surnames | Tyler |
| Former forenames | | Former surnames | |
| Date of Birth | 23 01 1953 | Date on which appointed | 06 07 2006 |
| Address | Cardinal Place, 80 Victoria Street, London SW1E 5JL | | |
| Nationality | British | Business Occupation | Company Director |

| | | | |
|---|---|---|---|
| Forenames | Donald Austin | Surnames | Robert |
| Former forenames | | Former surnames | |
| Date of Birth | 15 05 1959 | Date on which appointed | 06 07 2006 |
| Address | 475 Anton Blvd Costa Mesa- CA92626 U S A | | |
| Nationality | American | Business Occupation | Director |

| | | | |
|---|---|---|---|
| Forenames | Alan | Surnames | Rudge |
| Former forenames | | Former surnames | |
| Date of Birth | 17 10 1937 | Date on which appointed | 06 09 2006 |
| Address | Cardinal Place, 80 Victoria Street, London SW1E 5JL | | |
| Nationality | British | Business Occupation | Director |

JERSEY FINANCIAL SERVICES COMMISSION

# Companies (Jersey) Law 1991

Annual Return of

| | | | |
|---|---|---|---|
| **Company Number** | 93905 | **Year** | 2007 |

**Public Companies and subsidiaries of Public Companies only**

**Particulars of Directors**

| | | | |
|---|---|---|---|
| **Forenames** | Roger | **Surnames** | Davis |
| **Former forenames** | | **Former surnames** | |
| **Date of Birth** | 04 06 1956 | **Date on which appointed** | 01 01 2007 |
| **Address** | Shrivenham House, Claypits Lane, Shrivenham, SN6 8AH | | |
| **Nationality** | British | **Business Occupation** | Company Director |

| | | | |
|---|---|---|---|
| **Forenames** | Paul Timothy Coleman | **Surnames** | Brooks |
| **Former forenames** | | **Former surnames** | |
| **Date of Birth** | 05 10 1953 | **Date on which appointed** | 06 07 1953 |
| **Address** | 475 Anton Blvd, Costa Mesa, CA92626, U S A | | |
| **Nationality** | British | **Business Occupation** | Director |

| | | | |
|---|---|---|---|
| **Forenames** | John | **Surnames** | Peace |
| **Former forenames** | | **Former surnames** | |
| **Date of Birth** | 02 02 1949 | **Date on which appointed** | 06 07 2006 |
| **Address** | Cardinal Place, 80 Victoria Street, London SW1E 5JL | | |
| **Nationality** | British | **Business Occupation** | Director |

JERSEY FINANCIAL SERVICES
COMMISSION

# Companies (Jersey) Law 1991

Annual Return of

| | | | |
|---|---|---|---|
| **Company Number** | 93905 | **Year** | 2007 |

**Public Companies and subsidiaries of Public Companies only**

**Particulars of Directors**

| | | | |
|---|---|---|---|
| **Forenames** | Fabiola Raquel | **Surnames** | Arredondo |
| **Former forenames** | | **Former surnames** | |
| **Date of Birth** | 09 12 1966 | **Date on which appointed** | 01 01 2007 |
| **Address** | Siempre Holdings, 135 East 65th Street, New York, New York 10021 | | |
| **Nationality** | American | **Business Occupation** | Non Exec Borad Director & Trustee |

| | | | |
|---|---|---|---|
| **Forenames** | Alan Wayne | **Surnames** | Jebson |
| **Former forenames** | | **Former surnames** | |
| **Date of Birth** | 24 09 1949 | **Date on which appointed** | 01 01 2007 |
| **Address** | 32 Rose Square, London SW3 6RS | | |
| **Nationality** | British | **Business Occupation** | Company Director |

| | | | |
|---|---|---|---|
| **Forenames** | Laurence Arnaud | **Surnames** | Danon |
| **Former forenames** | | **Former surnames** | |
| **Date of Birth** | 0  01 1956 | **Date on which appointed** | 01 01 2007 |
| **Address** | Printemps, 102 Rue de Provence, Paris 75009 | | |
| **Nationality** | French | **Business Occupation** | Chairman and CEO |



END